UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**
For the fiscal year ended December 31, 2022

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**
For the transition period from _____ to _____

Commission file number 001-38825

LIVEVOX HOLDINGS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**82-3447941**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

655 Montgomery Street, Suite 1000, San Francisco, CA 94111
(Address of principal executive offices) (Zip Code)
(415) 671-6000
(Registrant's telephone number, including area code)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which
Class A common stock, par value $0.0001 per share	LVOX	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole Warrant exercisable to purchase one share of Class A common stock at an exercise price of $11.50	LVOXW	The Nasdaq Stock Market LLC
Units, each consisting of one share of Class A common stock and one-half of one redeemable Warrant	LVOXU	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-Accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☒		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934). Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant, computed as of June 30, 2022 (the last business day of the registrant's most recently completed second fiscal quarter) was approximately $33,547,667.

As of February 24, 2023, the registrant had 100,353,505 shares of Class A common stock, par value $0.0001 per share, issued and outstanding.

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 10-K (this "Annual Report") includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements, other than statements of present or historical fact included in this Annual Report, regarding the future financial performance of LiveVox Holdings, Inc. ("LiveVox" or the "Company"), as well as LiveVox's strategy, future operations, future operating results, financial position, expectations regarding revenue, losses, and costs, prospects, plans and objectives of management are forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words "anticipate," "believe," "contemplate," "continue," "could," "estimate," "expect," "intends," "may," "might," "plan," "possible," "potential," "predict," "project," "should," "will," "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this Annual Report are subject to risks and uncertainties that may include, for example:

- the business, operations and financial performance of the Company, including market conditions and global and economic factors beyond the Company's control, such as a tight labor market, inflationary pressures, rising interest rates, volatility in foreign exchange rates, supply chain constraints, recessionary fears, and impacts from the invasion of Ukraine by Russia;

- the impact of COVID-19 and related significant market volatility in the Company's business, our industry and the global economy;

- the high level of competition in the cloud contact center industry and the intense competition and competitive pressures from other companies in the industry in which the Company operates;

- the effect of legal, tax and regulatory changes;

- the Company's ability to maintain its listing on The Nasdaq Stock Market LLC ("Nasdaq"), including its ability to comply with the requirement that the bid price for the Class A common stock be above $1.00 for a period of 30 consecutive trading days;

- the Company's ability to raise financing or complete acquisitions in the future;

- the Company's success in retaining or recruiting, or changes required in, its officers, key employees or directors;

- the future financial performance of the Company;

- the outcome of any legal proceedings that may be instituted against the Company;

- reliance on information systems and the ability to properly maintain the confidentiality and integrity of data;

- the occurrence of cyber incidents or a deficiency in cybersecurity protocols; and

- the ability to obtain third-party software licenses for use in or with the Company's products.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other risk factors included herein. Forward-looking statements reflect current views about LiveVox's plans, strategies and prospects, which are based on information available as of the date of this Annual Report. Except to the extent required by applicable law, LiveVox undertakes no obligation (and expressly disclaims any such obligation) to update or revise the forward-looking statements whether as a result of new information, future events or otherwise.

PART I

ITEM 1. BUSINESS

Unless the context otherwise requires, the "Company," "LiveVox," "we," "us" or "our" and similar terms refer to LiveVox Holdings, Inc. (formerly known as Crescent Acquisition Corp), and its subsidiaries, collectively.

Merger

On June 18, 2021 (the "Closing Date" or "Closing"), Crescent Acquisition Corp, a Delaware corporation ("Crescent"), consummated the previously announced business combination pursuant to an Agreement and Plan of Merger, dated January 13, 2021 (the "Merger Agreement"), by and among Crescent, Function Acquisition I Corp, a Delaware corporation and direct, wholly owned subsidiary of Crescent ("First Merger Sub"), Function Acquisition II LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Crescent ("Second Merger Sub"), LiveVox Holdings, Inc., a Delaware corporation ("Old LiveVox"), and GGC Services Holdco, Inc., a Delaware corporation, solely in its capacity as the representative, agent and attorney-in-fact (in such capacity, the "Stockholder Representative") of LiveVox TopCo, LLC ("LiveVox TopCo"), a Delaware limited liability company and the sole stockholder of Old LiveVox as of immediately prior to Closing (the "LiveVox Stockholder"). Pursuant to the Merger Agreement, a business combination between Crescent and Old LiveVox was effected through (a) the merger of First Merger Sub with and into Old LiveVox, with Old LiveVox continuing as the surviving corporation (the "First Merger") and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the merger of Old LiveVox with and into Second Merger Sub, with Second Merger Sub continuing as the surviving entity (the "Second Merger", and collectively with the other transactions described in the Merger Agreement, the "Merger"). On the Closing Date, Crescent changed its name to "LiveVox Holdings, Inc." and Second Merger Sub changed its name to "LiveVox Intermediate LLC". See Note 3 to our consolidated financial statements included in Part II, Item 8 of this Annual Report for further discussion of the Merger.

On June 22, 2021, the Company's ticker symbols on Nasdaq for its Class A common stock, warrants to purchase Class A common stock and public units were changed to "LVOX," "LVOXW" and "LVOXU," respectively.

Business Overview

LiveVox is a next generation, cloud-based contact-center-as-a-service ("CCaaS") platform focused on deployments in both mid-market and enterprise organizations. Our mission is to help contact centers maximize their performance by seamlessly integrating omnichannel communications (voice, email, chat, SMS, etc.), artificial intelligence ("AI"), customer relationship management ("CRM") and workforce engagement management ("WEM"), in an easy-to-implement and easy-to-optimize platform. Built on a scalable, public cloud infrastructure, LiveVox can serve as a self-contained, out-of-the-box solution, or as a foundational platform that connects to other services through application programming interfaces ("APIs"). Facilitating more than 14 billion transactions annually, we have built a differentiated approach to the contact center software market, complemented by an attractive financial model.

- ***Large and growing CCaaS market opportunity:*** The contact center market is in the early stages of a shift to cloud-based solutions and we estimate that the vast majority of call center agents are not using cloud-based solutions today. Various trends are driving this transition, including digital transformation, the automation of manual contact center labor, and the need for AI-enabled analytics to support omnichannel workflows and agents. We estimate the contact center market to be approximately $27 billion for 2022, of which approximately $4 billion is comprised of cloud-based solutions. LiveVox and other industry sources estimate the total spend of this market to reach approximately $83 billion by 2030. As enterprises continue to execute on their digital transformation strategies, we believe we are well positioned to capture a meaningful amount of this growth as we increase the capillarity of our investments in sales and marketing to educate more potential customers about our platform.
- ***Differentiated product:*** We offer a cloud-based, enterprise-focused contact center solution. The LiveVox Platform consists of innovative cloud-based AI and omnichannel offerings, anchored by its native CRM solution. Our products are designed to enable customers to remove legacy technology barriers and accelerate adoption of cloud-based solutions, regardless of their digital transformation journey status. Our platform is configured with features and functionalities as well as compliance standards and capabilities, and integrations with many existing third-party solutions, providing customers with a simple and scalable implementation process. We believe that our integrated offering accelerates the adoption of cloud-based contact center solutions, eliminates data silos, and allows our users to maximize engagement with their customers and create differentiated end user experiences. We believe that we are currently the only company to offer a product that integrates Omnichannel, Contact Center, CRM, WEM and AI capabilities in a single offering.
  - ***Integration:*** Our products integrate AI and omnichannel capabilities under one platform, alongside CRM and WEM functionalities, equipping customers with a single platform to support their contact center capabilities while providing consistent platform-wide analysis and reporting.

- **Approach to CRM and data:** Our products unify multiple disparate systems that clients already have in place by integrating the existing systems of record, many of the CRMs already within departments, and other often-used communication platforms, in order to present a single view of all customer conversations. Additionally, the platform provides a variety of integration methods, from data exchange methods, APIs, visual integration points through our embedded framework to a Robotic Process Automation library. Moreover, the CRM platform is used for a number of out-of-the-box use-cases, such as delivering customer service and ticketing functionality, lead management workflows and follow-up cadences, and agent guides and knowledge management tools.
    - **Enterprise-grade architecture**: We offer enterprise-grade compliance, security, and governance capabilities that benefit our customers, many of whom are in highly regulated industries. While our platform is scalable for businesses of all sizes, currently it primarily serves enterprise companies with complex contact center needs, interactions in the millions, and use cases focused on the needs of a modern contact center.
- *Attractive financial profile,* underpinned by the following qualities:
    - **Recurring revenue model:** We typically sell our products to customers under one- to three-year subscription contracts that stipulate a minimum amount of monthly usage and associated revenue with the ability for the customer to consume more usage above the minimum contract amount each month. Our subscription revenue is comprised of the minimum usage revenue under contract (which we call "contract revenue") and amounts billed for usage above the minimum contract value (which we call "excess usage revenue"), both of which are recognized on a monthly basis following deployment to the customer. Excess usage revenue is deemed to be specific to the month in which the usage occurs, since the minimum usage commitments reset at the beginning of each month. For the year ended December 31, 2022, our total revenue was $136.0 million, 98% of which was subscription revenue (including contract revenue and excess usage revenue), with the remainder consisting of professional services and other non-recurring revenue derived from the implementation of our products.
    - **Attractive unit economics**: We benefit from strong sales efficiency, driven by the productivity of our salesforce and flexible commercial model. This model seeks to meet customers at any stage of their digital transformation by utilizing a "land and expand" strategy that allows us to provide a subset of our full contact center solution to meet a customer's initial requirements, and then expand that relationship by providing more features and functionality that empowers the customer to continue on their journey to greater digital and AI adoption. For the year ended December 31, 2022, our net revenue retention rate for the last twelve month period ("LTM") was 113%, and our average net revenue retention rate was 110% over the period 2019 to 2022. We estimate that the average calculated lifetime value of our customers is approximately 5 times the associated cost of acquiring them for the time period from 2019 to 2022.

We intend to build on this foundation and have strategically increased our sales and marketing investment to capture future opportunities, including by increasing the aperture of our go-to-market organization, increasing the efficiency and productivity of our salesforce, and expanding our geographic reach and partnerships.

Shift to Cloud-Based CCaaS Solutions

We believe that the vast majority of today's businesses are still using on-premise solutions and that the market for cloud-based contact center software is growing rapidly, driven by a number of factors including the following:

- *Digital transformation:* Many companies continue to modernize all aspects of their businesses, incorporating digital, mobile, and cloud technologies in all areas. This is especially true for contact centers, where cloud-based solutions increase agility, flexibility, and efficiency. As more retail transactions occur online and not in a physical storefront, the contact center plays a bigger role in a consumer's learning and buying process. Consumers' preferences are moving away from voice to digital, and our platform enables companies to provide a digital-first service option.
- *Automation of manual labor:* Human labor has traditionally been a necessity and the largest area of spend for the contact center. However, modern AI and cloud technologies support offerings that streamline manual processes. As these solutions reach cost and performance parity with manual labor, we expect their penetration to further increase.
- *Increased focus on customer experience:* In the past, contact centers were viewed primarily as cost centers. Today, they are viewed as an important part of the customer experience, and, ultimately, the enterprise brand. As a result, the contact center is viewed as a key point of contact in facilitating a high-value customer experience. Contact centers are increasingly focused on user engagement, resulting in greater focus on AI-enabled analytics and CRM. Organizations are subsequently evaluating their technology strategies and the role of the contact center agent, and increasingly shifting to cloud-based solutions.
- *Increased demand for work-from-home flexibility:* Historically, organizations viewed on-premise infrastructure as better suited for deployments with significant security, compliance, and governance requirements. Those beliefs have evolved more towards acceptance of cloud-based solutions in recent years. The COVID-19 pandemic accelerated this evolution, as it caused a rapid increase in remote work and distributed workforces.

LiveVox's Market Opportunity

Our CCaaS market opportunity consists of the total spend on contact center software solutions. We estimate this market to have been approximately $27 billion in 2022, of which approximately $4 billion was comprised of cloud-based solutions and we estimate the market to reach approximately $83 billion by 2030. While the contact center market is our initial focus, we are seeing a major convergence take place as the CCaaS market converges with the CRM market, as well as digital-first service platforms. This convergence, along with our product set, positions us well to capture the newly converged marketplace and deliver our clients a solution that is easy to deploy and manage.

We believe that the majority of our addressable market is unpenetrated today. Over time, we expect our total addressable market to grow considerably, due to a combination of cloud-based market tailwinds, our shift into new products to expand our addressable market, and contact center labor automation.

LiveVox's Offerings


The LiveVox Blended Omnichannel Platform
Agent Ticketing
Quality Management
Unified Customer Profiles
UNIFIED CRM
MODERN WEM
Workforce Management
Multichannel Campaign Configuration
Performance Analytics
OMNICHANNEL / AI
Voice Inbound & Outbound
SMS, Email & Chat
Virtual Agents & Bots

Our cloud-based contact center platform is a comprehensive, integrated suite of omnichannel, AI, CRM, and WEM capabilities. Our platform is differentiated by the following characteristics:

- ***Purpose-Built CRM:*** Our contact center focused CRM platform provides agents with all of the capabilities to deliver superior customer service by unifying communication channels, optimizing the desktop experience and ensuring connectivity and collaboration throughout the enterprise. By creating a single pane of glass, the LiveVox Platform provides a view into all

of the communication channels utilized by consumers along with the details of each conversation. The CRM further enhances every conversation by allowing a seamless shift for agents between channels for greater problem-to-resolution speed. The configurable desktop is designed to fit the needs of a complex workforce across multiple use cases and verticals, embedding not only third-party platforms but also providing a robotic process automation framework, helping our customers connect agent actions to enterprise processes.

- *Investments in Digital:* We continue to see an immense increase in digital adoption across our client base. A majority of our customers are now utilizing non-voice communication to respond to and connect with consumers. Our most comprehensive and fully integrated digital communication offering provides our customers with native support of SMS, email, chat & WhatsApp channels. With the continued adoption and growth of these consumer channels, our customers can provide consumers support, launch campaigns, orchestrate workflows and utilize our messaging APIs to deliver customer service through the consumers' channel of choice.

- *Automation & AI:* The continued advancements in AI technology have allowed the LiveVox Platform to further enhance the delivery and optimization of customer service workflows. The combination of AI technology, voice and digital channels along with CRM data has helped to substantially decrease the required time to implement and optimize AI virtual agents & chatbots for our customers. Our customers continue to see tremendous ROI in digitally responding to customer inquiries along with increases in consumer satisfaction due to an improvement in self-service options. Paired with our WEM tools, our AI-driven conversation analytics and agent coaching helps contact centers automate feedback delivery and facilitate improvement to the agent community.

- *Performance Analytics & Insights:* The combination of products within the LiveVox Platform provides our customers a unique capability to combine CRM, operational performance, agent performance and conversational analytics data sets. This data combination gives insight into the full customer journey across channels and provides our customers the capability to measure as well as identify gaps in customer service. What is commonly a large scale data mapping project is available to our customers out of the box with many pre-built templates across verticals and use cases, thus decreasing the technical labor needed for data cleansing and conserving resources for deeper-level analytics.

Benefits to LiveVox's Customers

Our platform uses AI capabilities to accelerate digital transformation for our customers. We believe that the following key attributes differentiate our platform, to both our customers and their end users:

- *Scalable, easy to use platform:* Our omnichannel/AI solution integrates with customers' existing vendors, providing a flexible data platform that scales to reach customers as businesses grow. We allow businesses to rapidly adapt their strategies to meet the standards of changing technology and regulatory environments, in a simple product that is configured with value-added products built for mid-size and enterprise customers. Our customers can easily add new communication channels, enable higher levels of automation for their organization and reliably expand capabilities without having to upgrade and obtain new software.

- *Accelerating digital transformation:* Our products enhance customers' abilities to transform their businesses, increase agility, facilitate automation and create amazing customer experiences. Our advanced omnichannel / AI capabilities and WEM tools provide insights on both our customers' contact center operations, as well as on their clients. These insights facilitate strong customer and end user experiences, while improving agent productivity, in addition to helping customers deliver superior service to their clients.

- *Cost-efficient and faster time to utilization:* Our commercial model typically requires lower implementation costs and resources when compared to other solutions, and following implementation, customers are able to scale their spend with their contact center needs. Our AI-configured, native CRM facilitates faster deployments for our customers, enabling them to avoid long, costly integrations and the complexity that agents face when navigating multiple systems of record. This helps our customers deliver more personalized service at scale through more customer-centric conversations regardless of the channel of communication utilized.

- *Consistent and continuous experience for end users:* Our integrated suite of products improves the end user experience by combining all of a user's information, providing them with a consistent experience across SMS, voice, web, chat, and other channels, with all of their information stored in one central location. Today's modern contact center needs to route the right communication to the right agents, providing agents access to a single view of pertinent customer information in real time to facilitate a seamless customer journey.

Growth Strategies

We are driving growth in our business by executing across a number of strategies including:

- *Acquire new customers:* In 2022, we streamlined our go-to-market team by 18%, to more efficiently address our current channels and provide resources to invest in new opportunities, such as expanded partnerships and geographies.

- *Increase revenue from existing customers:* We benefit from a land and expand model in which our revenue from existing customers grows over time. This is driven by our focus on large enterprise customers, as well as our sales strategy in which we often "land" in a single department or line of business, providing us a strong upsell potential over time to expand the amount of business we do with a customer. For the last four years ending December 31, 2022, our LTM net revenue retention rate was 110%, on average. We believe a considerable opportunity exists for additional revenue from our existing customers through the sale of additional seats and products. We have identified opportunities we believe will allow us to expand our revenue from existing customers based on seats that are not currently using our software. We will continue to invest resources into identifying and executing on opportunities for increased penetration with existing customers.
- *Accelerate product innovation:* We believe our platform is ideally suited for expansion and has a demonstrated track record of expanding the functionality and use cases of our products. Since 2014, we have expanded the functionality of our platform from an outbound-focused collections provider to an integrated omnichannel/AI platform that addresses all aspects of the agent experience. We will continue to invest in new technologies and harness existing ones.
- *Grow the LiveVox Platform offering through partnerships and opportunistic M&A:* We plan to continue to solidify our position as a competitive enterprise cloud-based contact center software company. In addition to ongoing organic investment and partnerships, we may continue to explore opportunistic M&A as a source of product expansion, geographic reach, and growth.

LiveVox's Products

Our cloud contact center software is provided to customers on a subscription basis and consists of three major families of products that are all fully integrated to deliver a comprehensive end-to-end solution for our customers: CRM, Omnichannel and AI, and WEM. Our CRM platform, designed specifically for contact centers, acts as an orchestration layer, allowing customers to design customer journeys, create smart campaigns and ensure each interaction is routed to the appropriate employee. The combination of a unified data layer joined with omnichannel, AI and WEM functionalities ensures that customers receive what we view as all of the key components necessary to operate a modern contact center. The platform is built upon a public cloud infrastructure with the utilization of a micro-service architecture and a robust set of APIs, allowing for deep integrations and a network of partners further enhancing the platform.

CRM

- *Contact Manager and Extract, Transform, and Load ("ETL") Tools* – At the core of the LiveVox Platform is a database layer that functions as a repository and orchestration layer for customers and their customer records. These records function as an index, allowing each communication to be appropriately matched to each customer. This database fills the need for customer service, sales, business process outsourcing ("BPO") and any other of our customers to ensure no single interaction is orphaned. The combination of historical data, consumer attributes and consent are utilized by multiple applications to enhance consumers' experiences in any channel, ensure that agents are provided relevant information and confirm analytical models are appropriately set up with the right data. Moreover, the application provides a visual layer, designed to understand customer population, create "what if" scenarios and execute both simple and complex segmentation strategies for personalized campaign launches in an Omnichannel environment. Additionally, we have invested in a robust set of ETL tools designed to integrate with customers' existing modern CRM platforms, systems of records and legacy systems, ensuring consistent management of data and high reliability of future AI deployments.
- *U-CRM* – Provides a visual layer, surfacing relevant information to agents during every interaction. This offering provides relevant customer details, helping to expedite calls through a shorter authentication and verification process. Access to prior interactions across voice, email, SMS, chat and other channels helps agents understand use history and gives better context to the conversation. All communication channels are exposed to agents allowing them to send notifications via SMS or follow-up with an email in real time if the conversation requires it. Moreover, supporting attachments, key notes and account details are available through a single interface. A universal inbox ensures all non-voice interactions are routed to agents to easily access and respond to customer inquiries.
- *U-Ticket* – Creates support tickets and tracks all the relevant details to solve issues. This offering ensures that all communication (including phone calls, emails, chat conversations and SMS messages) is tracked, and relevant details provided to customer teams, helping them solve problems quickly and empowering the team with cross-organizational visibility. It automates processes to route tickets to appropriate teams for quicker resolution, close out customer requests for increased satisfaction, and escalate urgent issues to appropriate teams and managers. It also provides access to channels, by offering digital forms that allow for simple ticket classification and identification by customers 24 hours a day, seven days a week.
- *U-Script* – A visual agent flow tool designed to provide guidance and visual navigation to agents. U-Script is commonly utilized to improve training for new employees. The tool can be configured and modified by administrators and provided to agents on demand. Compliance teams seek to ensure appropriate disclosures are presented during each conversation and any customer responses are captured and recorded in an indexed database.

- *Attempt Supervisor* – Enables contact centers to set rules and restrictions relative to the number of voice calls attempted to any particular phone number and/or account. The application provides holistic capability to manage both campaign-based and manually initiated attempts across a number of granular settings including account type, telephone number type and a consumer's resident state. The application provides a visual administrative layer allowing compliance professionals to set rules and restrictions based on their enterprise communication standards. This application helps customers ensure consistency in communication and respects consumer privacy and legal standards.

Omnichannel and AI

- *Voice*
    - *Inbound* – Provides customers with enterprise-grade voice services and features. Utilizing our unified data model, callers are automatically identified through a combination of automatic number identification match technology, third-party data lookups and/or customer self-authentication methods. Call history is dynamically retrieved, identifying prior agent conversations, agent ownership and/or unique customer attributes, helping to route calls via our automated call distributor. Callers are matched with agents based on a combination of availability, skills and proficiencies, ensuring the appropriate match of customer to agent. Administrators gain real-time visibility across their entire organization through a combination of dashboards, providing top-level metrics with drill-down capabilities and real-time coaching tools such as whisper, barge or take-over.
    - *Outbound* – Provides what we believe to be best-in-class outbound voice applications that combine the scalability of our platform with compliance standards required by companies in highly regulated industries. Our outbound voice capabilities function independently as a stand-alone service, as well as blended into inbound voice operations, allowing customers to maximize agent efficiency and adhere to inbound and outbound voice service level agreements ("SLA"). We believe that our architecture ensures that each outbound dialing system contains software and hardware separation necessary to comply with the highest of regulatory standards. Our outbound applications include the following functions:
        - *Predictive dialing* – a high-velocity dialing tool commonly utilized by sales organizations, enterprise customers and others obtaining strong forms of consent necessary to reach many customers in a short time with live agents. The system utilizes predictive algorithms, which adjust in real time to pair groups of agents with number of calls and consumer answer patterns.
        - *Unattended dialing* – a high-velocity voice messaging tool designed to deliver critical time-sensitive messages to consumers. Utilized particularly for the education, health care and financial services verticals to remind consumers of appointments and other vital business matters.
        - *Outbound Interactive Voice Response ("IVR")* – a messaging application allowing consumers to opt into conversations with agents based on confirmation of good/services or to serve as an immediate escalation point. Commonly utilized in the financial services and health-care verticals for reminders and ability to speak with a contact center individual.
        - *Manual dialing* – a strictly manual environment allowing agents to manually initiate a call to consumer via a single click on a phone number and/or a manual entry of phone numbers into the agent phone panel. The manual systems do not contain any capability or capacity to make any other forms of calls and are commonly utilized by an organization unsure of current consent and/or a potential revocation of consent by the consumer.
        - *Human Call Initiator -* a proprietary outbound dialing system that allows agents to launch calls manually via a single click (i.e., single click/single call). The user interface is optimized to deliver a single phone number to an agent to initiate a call while ensuring that no call is dialed automatically.
- *IVR and contact flow* – We provide customers the tools to create cross-channel, self-service journeys that are customized for their customers. We offer a wide array of features allowing our customers to customize their IVRs, including drag-and-drop features, over 40 pre-built modules, Text to Speech capabilities, a library of professionally recorded voice prompts, and omnichannel capabilities. Additionally, our API modules within Contact Flow Editor permit customers to use representational state transfer APIs to integrate with existing systems. Our IVR supports a "bring-your-own bot environment" while also providing a number of connectors to leading bot and virtual agent providers.
- *Dashboard, Reporting, Wall-Boards* – We provide a series of dashboard and reporting interfaces across the entire product suite, with the ability to drill down to each individual interaction. A series of dashboards provide valuable insights by displaying real-time contact center metrics across voice, email, SMS, and chat, including agent performance, tickets created and quality of interactions. The bi-directional nature of the dashboards provides true visibility into the contact center. Agent performance views provide the ability to understand agent status and monitor an agent's current conversation. The reporting suite offers a number of industry standard and best practice reports along with the capability to filter across multiple dimensions and combine interaction, agent and consumer data elements, providing true insight for enterprise organizations. Wallboards are specifically designed for large scale display options within a contact center, providing insight with a highly configurable interface and real-time alert capabilities.
- *SMS Messaging* – We provide a comprehensive SMS suite for customers ensuring that multiple use cases across many verticals are met. These offerings ensure that messages are delivered at a high throughput across short-code, long-code, toll-

free number and 10-digit long code formats. The platform provides an attachment library and facilitates messages via rich communications systems protocols. Our aggregator-agnostic architecture supports the ability to independently route volume to observe high SLA standards for message delivery. Strategies and hold-out timeframes along with key word response management ensure customer service is always top of mind. The LiveVox Platform provides customers the ability to consistently observe guidelines published by the Cellular Telecommunications and Internet Association and offers customer tools for visibility of opt-ins and opt-outs across the consumer base. A universal inbox is provided to ensure SMS responses are appropriately routed, distributed and managed by agents.

- *Email* – Our email offerings provide campaign and email response capabilities, ensuring all email interactions are stored at the customer level. The campaign-based function provides an HTML build tool, helping customers easily configure templates, insert variables and ensure content meets brand standards. A universal inbox provides agents access to email responses, eliminating race conditions and ensuring every interaction is joined with a customer profile. We provide the ability to comply with the requirements of the Controlling the Assault of Non-Solicited Pornography And Marketing Act of 2003, and every receipt or removal of consent can be managed within the platform.
- *WebChat* – WebChat offers our customers the capability of providing service through a web-based or mobile channel, allowing customers to begin conversations instantly through any site. The WebChat product ensures text, images, documents and even screen-shares can be easily shared between consumers and agents to deliver quick problem resolution.
- *Virtual Agents & Bots* – We provide an environment that offers customers the ability to automate and enhance conversations with consumers. The platform offers three variants of assisted conversations:
  - ◦ *Managed Virtual Agent* – a custom-created virtual agent capability combining Natural Language Processing, Automated Speech (Text) Recognition and Learning Intents & Suggestions paired with human oversight. This offering provides customers a fully managed service of tuning and maintaining Virtual Agents & Bots.
  - ◦ *Self-Service Virtual Agent* – a self-directed model to create a virtual agent and/or bot utilizing a visual layer to prescribe intents, analyze patterns and create new automated flows for the virtual agent and/or bot. This is designed for simpler use cases, quicker deployments and smaller enterprise organizations needing to make small changes quickly.
  - ◦ *Bring Your Own* – provides the ability for our customers to integrate their own virtual agent provider into the LiveVox framework utilizing a low-code environment provided through the LiveVox Platform.

All of the above paths for customers offer three advantages: expedited deployments, enhanced customer experience and ability to deploy against any communication channel. Expedited deployments allow customers in a low-code setting to integrate or connect their virtual agent into the contact center setting and enrich each conversation through utilization of LiveVox CRM data directly within the virtual agent, which ensures the virtual agent has the proper context for many interactions. Enhanced customer experience is driven through virtual agent awareness of customers and their data through the LiveVox CRM. In addition, this CRM ensures seamless hand-offs between virtual agents and human agents within the contact center, should the need to escalate arise. Any of the virtual agent deployments may be set against a single or multiple channels in which customers operate, decreasing the need to build separate logic for each channel and ensuring consistency in virtual agent communication.

- *Campaign management* – We offer a sophisticated tool for managing segmentation and creating campaigns for customers. The visual editor allows for the creation of a variety of scenarios based on consumer attributes, prior interaction outcomes and compliance-based restrictions. Furthermore, strategies are utilized to optimize calling windows and message delivery based on inputs provided by the customer.

WEM

- *Call and screen recording* – Provides administrators the capability to record voice conversations as well as agent screens to help facilitate quality management activities, and to help with compliance and audits for customers in highly regulated verticals. A reporting graphical user interface ("GUI") provides the ability to look up conversations and filter for auditing purposes.
- *Business Intelligence* – Provides administrators and operators business insight by combining CRM data with operational insight across channels through a combination of more than 150 reports and dashboards. The LiveVox analyzer tool gives analysts insight to map new variables and create key metrics and dashboards to discover valuable insights. A number of machine learning models can also be applied to this tool to optimize enterprise performance.
- *Quality management* – Provides feedback loops between contact center operators and agents by routing contact center interactions to quality management teams for evaluation and analysis. Quality teams can assign values and create scorecards to evaluate every interaction and provide instant agent feedback to ensure agent performance is optimized, documented, and ultimately improved on. An intuitive interface ensures a connection between quality teams and the agent desktop providing a single system to manage quality management. A learning library supports these efforts, giving operators the ability to assign learning material to further enhance agent conversations.
- *Outside Collection Agency (OCA) analytics* – Connects enterprise customers and the agencies that service them. This auditing tool provides enterprise customers the ability to track call volumes and call recordings to assess agent performance, compare against other outsourcers and create visibility through a normalized data set.

- ***Speech and Text analytics (SpeechIQ®)*** – Allows organizations to accurately and objectively monitor, analyze, and score all agent interactions with one intuitive tool by providing an understanding of call categorization and sentiment. The tool can be used to help identify regulatory risk, poor performance, or customer dissatisfaction.
- ***Agent Scheduling*** – Provides an interface for administrators and agents to create, modify, bid, and forecast schedules. The tool provides the ability for customers to forecast needed volumes of agents based on inbound volume as well as set goals for service levels. The agent scheduling capability extends to agents with the ability to view, modify and/or trade shifts amongst other agents.
- ***CSAT (Customer Satisfaction)*** – Gives customers the ability to understand consumer sentiment following an interaction, creating custom surveys delivered through the voice channel. A visual GUI provides the ability to analyze results for a deeper understanding at the interaction, agent, or contact center level.
- ***Administration and APIs*** – We provide a robust set of APIs allowing customers to operate a number of customer or vertical solutions for consumer communications. The API set is highly scalable, allowing enterprise level customers to utilize it for various use cases including channel communication purposes, agent modification, and creation. A robust set of roles and permissions provide customers control of the LiveVox portal environment, which allows the customer to limit access points and ensure compliance and security standards are met for enterprise organizations.

Professional Services

We offer comprehensive professional services to our customers to assist in the successful implementation and optimization of the LiveVox products. Our professional services include application configuration, system integration, business process optimization, technical support and training. Our customers may use our professional services team for initial implementation of our products or when expanding their use of our application suite.

Being cloud-native reduces implementation time and complexity by removing the need for on-premise hardware or dedicated infrastructure. We believe that we can deploy and optimize our products in significantly less time than required for deployments of legacy on-premise contact center systems. Because of this, our professional services engagements typically focus on optimization and process improvement, rather than installation or logistics. A full contact center suite of products can be implemented by us in as little as three weeks as compared to what we believe to be as much as six months for our competitors.

Our SmartStart Master Portal provides new customers the ability to be up and running in days through better integration and customer training tools, which are available to them on day one of implementation.

Customers

We had approximately 340 customers as of December 31, 2022, including enterprises, Fortune 1,000 financial institutions, and BPO firms. As of December 31, 2022, no single customer represented more than 10% of our revenues. Our enterprise customers span a variety of industries, including financial services (including leading banks and fin-techs), healthcare, consumer/retail, and telecommunications.

Sales and Marketing

Our go-to-market strategy is led by our direct sales force which is primarily focused on enterprise and mid-market organizations. The sales team is comprised of the "Acquisition Team", which is responsible for new logo generation; the "Named Accounts Team", which is responsible for account preservation and upsell; and Channel account managers, who focus on facilitating sales leads from our growing channel partner ecosystem. We have developed a targeted and disciplined, outcomes-based land and expand sales strategy designed to enable our sales force to efficiently generate and close net new logo opportunities. Additionally, we have a strategic cadence around upsell and cross-sell opportunities that centers on regularly scheduled customer business reviews. These business reviews lead to additional products being showcased/positioned to our existing customer base.

Supporting the Acquisition team is our outbound lead generation team, consisting of Business Development Reps ("BDRs") and Sales Development Reps ("SDRs"). The BDRs work in concert with the Acquisition Team through a specific named account strategy to drive high-quality leads through the sales funnel. The SDRs cultivate and nurture marketing qualified leads, while also fielding inbound prospect traffic, to help drive additional highly qualified leads.

Our marketing team uses a data-driven approach for lead generation and nurturing activities. Through a sophisticated marcom/technology stack, the team focuses on prospects that are the strongest fit and that have the highest propensity to buy. Using intent analytics, we craft streams of content and advertising specifically geared to each prospect and their product interests to establish relevant awareness and interaction, and ultimately purchase consideration. To accomplish this, the team employs a multi-faceted approach, including content curation, a full array of digital marketing, trade shows, webinars, industry analyst programs, public relations, and more.

We intend to continue investing in our Go To Market team, while building out our marketing capabilities and continuing to improve sales force productivity.

In the third quarter of 2021, LiveVox introduced an indirect marketing team and strategy to support the Channel Sales Team of Channel Account Managers ("CAMs") formed in July 2021.

The Channel's go-to-market strategy is supported as follows:

- *Partner Recruitment* is supported through strategic marketing agreements with six top national Master Agent/TSB entities that drive access to top contact center reselling agents in our focused regions. Additionally, Channel Marketing supports the execution of numerous partner-facing events in the channel including regional events, roadshows, and industry tradeshows.
- *Partner Enablement & Readiness* is supported through programs that focus on educating our partners about LiveVox's products, differentiators, and value proposition. This is accomplished through participation in partner trainings, regional CCaaS academies, and boot camps.
- *End User Demand Generation* is supported with the creation of through-partner campaigns and assets that empower our strategic partners to promote LiveVox to their existing and prospective customer bases.

Research and Development

Our research and development drives continuous innovation cycles for our contact center platform. Our functional, industry, and technology experts collaborate with customers and partners to analyze data trends, apply industry best practices, and innovate on new products that result in new features and functions regularly being added to the platform – a process we refer to as Data Driven Innovation ("DDI"). With our breadth of deeply integrated contact center products and 340 customers, we have a wealth of data to drive new features for agent and customer experiences, including data analytics, machine learning, and artificial intelligence. These features are bundled and released two times a year.

Our core research and development operations are based in San Francisco, California; Medellin, Colombia; and Bangalore, India. This geographic footprint allows for recruitment from broad and diverse talent pools.

Technology and Operations

Our highly scalable SaaS platform was developed with the end user in mind. Our platform uses market-oriented research, as well as development and operational experience. Our platform is comprised of in-house developed intellectual property, and open source and commercially available components. Our platform is designed to be redundant and scalable, to leverage cloud-native capabilities in support of business continuity and disaster recovery ("BCDR") functionality, and to support multi-tenancy from the ground up. In addition, the architecture is designed to support capacity increases on demand, facilitate continuous integration and continuous development ("CI/CD"), and permit life cycle management with minimal or no impact to customers' use of our products.

We currently deliver our products globally from six public cloud third-party facilities located in Virginia, Ohio, Oregon, Canada, Germany, and Ireland. Our infrastructure is designed to support real-time mission-critical telecommunications, applications, and operational support systems as well as multiple customer connectivity methods over carrier services as well as direct connect. Our infrastructure is built with redundant, fault-tolerant components in distinct and secure availability zones forming protective layers for our applications and customer data.

We have implemented and maintained an operations team that focuses on four primary pillars: capacity management, performance, security, and availability. The 24x7x365 operations teams work to ensure continuous health and reliability by monitoring our data centers, applications, and carrier services for potential issues, as well as manage capacity, evaluate potential security incidents, and maintain the overall health and integrity of our platform environments.

Competition

We believe that the cloud-based customer engagement and communications industry is highly competitive, and we expect competition to increase in the future. We face competition from established providers as well as emerging startups focusing on niche services and channels. Our key competitors include:

- traditional on-premise hardware business communications providers such as Avaya Inc., Alvaria, Cisco Systems, Inc., Mitel Networks Corporation, and partners that resell or license their software;
- cloud-based contact center software providers such as Five9, NICE InContact, Genesys, Lifesize, 8x8, RingCentral and Talkdesk;
- digital engagement providers such as eGain Corporation, Lithium Technologies and LivePerson; and
- developer-focused software providers such as Amazon, and Twilio.

Most of our direct competitors have greater name recognition, longer operating histories, more diversified customer bases and larger marketing and development budgets. As a result, these competitors may have greater credibility with our existing and potential customers and may be better able to withstand an extended period of downward pricing pressure. Additionally, with cloud-deployment solutions gaining more adherents and technology advancing rapidly, we expect intensified competition in the future.

We believe the principal competitive factors in our markets include, but are not limited to:

- platform reliability and scalability;
- breadth and depth of platform features;
- compliance and security capabilities;
- ease of administration, integration, and use;
- ease and speed of deployment;
- domain expertise in contact center operations;
- strength of third-party partnership ecosystem;
- artificial intelligence capabilities; and
- scale and expertise offered to the growing market for customer engagement and contact center services.

Intellectual Property

We protect our proprietary information through a combination of contractual agreements (containing confidentiality provisions and licensing restrictions) and trade secret laws. We protect our brand through contractual provisions that require our consent before use of our brand, as well as through trademark registrations. Additionally, all LiveVox employees sign agreements containing confidentiality and intellectual property assignment provisions, whereby any intellectual property they might develop as LiveVox employees is assigned to LiveVox.

As of December 31, 2022, our intellectual property portfolio included six registered U.S. trademarks and one issued U.S. patent.

We use third-party technology to support our software platform under various license agreements with those third parties. These license agreements contain standard and customary licensing rights to use the technology. Third-party infringement claims pertaining to this third-party technology could have a disruptive effect on our operations.

Seasonality

We believe that there can be structural factors that may cause our revenues in the first half of a year to be lower than our revenues in the second half of the year. During the year ended December 31, 2022, 52% of our total revenues were generated in the second half of the year. We believe this is due to steadily increasing recurring revenue on our platform that typically drives higher revenue in the second half of each year.

Human Capital Resources

Our workforce is an integral part of our success, with a team of professionals including those focused on technology and operations, research and development, sales and marketing and general and administrative functions. As of December 31, 2022, our workforce consisted of 627 full-time employees, comprised of 211 in Technology and Operations, 179 in Research and Development, 176 in Sales and Marketing and 61 in General and Administrative.

We consider our LiveVox people community and the way we work to support each other and serve our customers to be the foundation of our success. The key human capital measures and objectives that we focus on in managing our business are: maintaining a strong team-first company culture, increasing our diversity, inclusion and belonging, offering fair and competitive compensation and benefits, investing in people and organizational development, protecting and enriching employee health and wellness, and sustaining a culture of respectful and effective communications.

Team-First Company Culture

We built a high-performance culture on our foundational aspirations expressed in the "LiveVox Way": a combination of our values, operational priorities and strategic intent. These are:

- Develop great people;
- Marry innovation and discipline;
- Data-driven innovation cycle;
- Build sustainable competitive advantage; and
- Differentiated cloud-first company

The LiveVox Way guides what we invest in, how we work, what we measure and improve to serve all our stakeholders: customers, teammates, stockholders, suppliers, and the communities in which we operate.

Maintaining a culture where innovation thrives is a requirement for all SaaS companies. LiveVox pairs strong business planning discipline with agile development cycles to rapidly deliver innovative solutions our customers want. We align work plans vertically and horizontally throughout the organization using an Objectives and Key Results ("OKRs") framework. Our company-wide objectives and key measures of success apply and are visible to teams around the world. This strong operational alignment provides great visibility to manage our business and increases our competitive advantage. We quickly identify opportunities to exploit, and obstacles to remove, and we coordinate across teams to effectively manage change and drive higher performance.

LiveVox regularly recognizes teams and individuals for supporting each other and our customers, achieving promotions and other career milestones and even making it through a challenge. In addition to regular team and cross-functional operations calls, we conduct monthly global All Hands calls to keep everyone current, answer questions, and celebrate our teammates – shining the spotlight on our most valuable assets: our people.

We collect feedback from our people to better understand and improve the LiveVox career experience and to identify opportunities to strengthen our culture and our business results. We regularly pulse our new hires, managers, and teammates to understand their interview and onboarding experiences, how our learning and development programs are working, and what more we can do to support them.

Diversity, Inclusion and Belonging at LiveVox

Being a global organization, diversity, inclusion, and belonging are part of the fabric of our culture. We also want to increase diversity at LiveVox, so we have implemented a strategy to do so.

First, we are boosting our cultural competence in seeking out new perspectives and ideas and incorporating them into our business. We do this by learning about and experiencing different cultural traditions and approaches to work. LiveVox hosts monthly events in alignment with our diversity calendar, sponsors Employee Affinity Groups with diverse interests, and has a growing "hands on" community outreach program in every country where we have employees. Activities connect employees to diverse and often under-served groups, fostering a greater sense of cultural appreciation, sensitivity, and a more personally enriching environment for everyone.

We actively teach how to seek out and incorporate new perspectives and ideas. Our People Operations Department delivers new hire and ongoing training in effectively giving and asking for feedback, how to be aware of and prevent unconscious bias, and data-driven performance management. These programs improve communication and foster an inclusive company culture which, in turn, helps us to attract and retain diverse talent.

We have clear anti-discrimination/harassment policies, and we enforce them. Our policies are clearly communicated in our Employee Handbook and Governance Policies – but we go further. During new hire on-boarding we clarify expected and unacceptable conduct. We conduct mandatory management training on anti-discrimination/harassment, and we train managers on how unconscious bias impacts business decisions and how to prevent it. Incidents are rare at LiveVox, but when they occur, our processes and practices ensure everyone in the process knows we take these situations very seriously. The tone starts at the top. Our leadership team walks the walk so everyone understands both what is expected of them, and the support they can count on if there are issues.

We are passionate about, and invest in, a fair and level playing field. Equal pay, equal equity and equal career opportunities are foundational to attracting and retaining a diverse workforce. Our people team maintains global job, salary and equity structures and decision-supporting tools and train managers on how to use them. Every compensation decision—at job offer, merit review, transfer and promotion—is made in the context of a job-level and internal comparator review. We conduct thorough, annual compensation cohort analyses to address outliers that may emerge.

The success of any project depends on measuring progress. The last element of our strategy is to monitor the success of our diversity and inclusion initiatives. Employee surveys are a great way to do this. We also compare our metrics to external benchmarks for an objective view of our progress.

Government Regulation

The following summarizes important, but not all, regulations that could impact our operations. Regulations are subject to judicial proceedings and to legislative and administrative proposals that could materially affect how LiveVox and others in our industry operate. The specific impact, however, cannot be predicted at this time.

The Federal Communications Commission ("FCC") has jurisdiction over interstate and international telecommunications services and Voice over Internet Protocol ("VoIP") telephony in the U.S. The FCC has not classified all Internet Protocol ("IP")-enabled or VoIP communications services as unregulated information services or as regulated telecommunications services. Based on the nature of our IP-enabled services, we believe that many of those services are information services. Nonetheless, we acknowledge that the regulatory classification of IP-enabled services remains uncertain, and changes to the regulatory treatment of IP-based communications services could significantly affect our business.

LiveVox is registered with the FCC and began providing interconnected VoIP services in the second half of 2021. The FCC has imposed various regulatory requirements on interconnected VoIP providers that previously applied only to traditional telecommunications providers, such as obligations to provide 911 functionality, to contribute to the federal Universal Service and Telecommunications Relay Services Funds, to comply with regulations relating to local number portability, to abide by the FCC's service discontinuance rules and to abide by the regulations concerning Customer Proprietary Network Information, outage reporting, access for persons with disabilities, the Communications Assistance for Law Enforcement Act and expanded obligations with respect to the transmission of emergency calls. In some instances, these regulations indirectly affect LiveVox because they directly apply to its customers or its suppliers. We cannot predict whether the FCC will impose additional requirements, regulations or charges upon interconnected VoIP services or other services that may include some voice functionality. Our IP-enabled services (including, where applicable, interconnected VoIP services), or customers who use such services, are or may be subject to some or all of the following regulations:

- ***The Telephone Consumer Protection Act of 1991 ("TCPA"),*** which regulates the use of automatic telephone dialing systems and artificial or prerecorded voice technologies to place calls and texts to wireless and residential landline telephone numbers. The FCC, the Federal Trade Commission and state attorneys general have the authority to enforce compliance with the TCPA. Moreover, the TCPA also allows aggrieved private parties to directly seek civil remedies and seek statutory-defined damages, which may be significant, for calls or text messages received without recipients' proper consent. The scope and interpretation of these laws and regulations is inconsistent and continues to evolve and develop.
- ***The TRACED Act,*** which is designed to limit "robocalls" to consumers through a variety of mechanisms, such as call authentication requirements. The TRACED Act directs the FCC to conduct a number of different rulemaking proceedings and increases the FCC's enforcement authority. The FCC adopted new rules and is conducting several proceedings to understand and address fraud and abuse in the form of illegal robocalling, and we are continuing to assess the impact of such proceedings and subsequent regulations on our business. Currently, recently adopted rules allow carriers to block certain calls that they determine to be unlawful or unwanted. The TRACED Act also revised the FCC's ability to enforce the TCPA, and we cannot predict the impact of the recent rules adopted by the FCC or what the impact of new rules may be on our business at this time.
- ***The Telemarketing Sales Rule,*** which governs the manner of telemarketing outreach.
- ***FCC Universal Service regulations***, which implement universal service support for access to communications services in rural and high-cost areas and to low-income consumers at reasonable rates; and access to advanced communications services by schools, libraries and rural health care providers. Any change in the FCC assessment methodology, or in our assessment of the applicability of the FCC assessment methodology to our business, may affect our revenue and expenses, but at this time, it is not possible to predict the extent LiveVox would be affected, if at all.
- ***Federal Trade Commission enforcement authority and regulations***, which generally relate to advertising, privacy practices, and avoiding unfair and deceptive trade practices.
- ***The Fair Debt Collections Practices Act ("FDCPA"),*** which governs the manner of third-party debt collections. Regulation F, which implements the FDCPA and which took effect on November 30, 2021, governs third-party debt collectors and, among other things, limits the number of call attempts that a debt collector may make to a consumer to seven calls per account within a seven-day period. Once the debt collector makes actual contact with a consumer, the debt collector may not call the consumer again about that same account for a seven-day period.
- ***Various regulations relating to privacy, data protection, and cybersecurity*** such as the Health Insurance Portability and Accountability Act, General Data Protection Regulation ("GDPR"), and California Consumer Privacy Act ("CCPA").
- Consumer Financial Protection Bureau ("CFPB") regulations
- Office of the Comptroller of Currency ("OCC") regulations
- ***Various State Regulations*** LiveVox may also be subject to state laws and regulations affecting certain communications services or other parts of its business, including for example state requirements that are similar to the types of federal requirements discussed above.
- ***Various International Regulations*** To the extent that we provide products or services internationally, we are subject to additional foreign regulations that may be ambiguous or more restrictive than domestic law and regulations, such as the GDPR.

The application and interpretation of the federal, state, and international laws and regulations to which LiveVox, its products and its customers are subject are often uncertain, particularly given the new and rapidly evolving industry in which LiveVox operates. Because these federal, state, and international laws and regulations have continued to develop and evolve rapidly, it is possible that LiveVox or its customers may not be, or may not have been, compliant with all applicable laws or regulations. If LiveVox or its customers do not comply with current or future rules or regulations that apply to their respective businesses, LiveVox and its customers may face reputational harm, fines, penalties, investigations, forfeitures, costs, and operational restrictions and LiveVox may have to restructure its products, create new products, and otherwise adapt to the changing legal and regulatory landscape, all of which could adversely affect our business operations. Refer to Item 1A of Part I of this Annual Report for more information.

Available Information

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). Our SEC filings are available to the public over the internet at the SEC's website at www.sec.gov. Our SEC filings are also available free of charge on the Investor Relations page of our website at www.livevox.com as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Additional information, including our Code of Business Conduct and Ethics, Corporate Governance Guidelines, and board of directors' committee charters, can also be found on the Investor Relations page of our website at www.livevox.com. The contents of SEC's and our websites are not incorporated into this Annual Report. Further, our references to the uniform resource locator for these websites are intended to be inactive textual references only.

Implications of Being an Emerging Growth Company

We are an emerging growth company ("EGC"), as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act ("JOBS Act"). As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an EGC can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an EGC can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period.

We will remain an EGC until the earlier of (1) the last day of the fiscal year (a) 2024, which is the fifth anniversary of the closing of Crescent's initial public offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A common stock that is held by non-affiliates exceeds $700 million as of the prior fiscal year's second fiscal quarter, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. References herein to EGC shall have the meaning associated with it in the JOBS Act.

ITEM 1A. RISK FACTORS

The occurrence of one or more of the events or circumstances described in the following risk factors, alone or in combination with other events or circumstances, may have a material adverse effect on the business, cash flows, financial condition and results of operations of LiveVox. In reviewing these risk factors, you should also consider the ongoing COVID-19 pandemic and its consequences, which implicate, and may amplify, the risks and uncertainties facing LiveVox, and their potential impact on LiveVox's business, financial position and results of operations. You should carefully review and consider the following risk factors in addition to the other information included in this Annual Report, including matters addressed in the section entitled "Special Note Regarding Forward-Looking Statements." LiveVox may face additional risks and uncertainties that are not presently known to the Company, or that the Company currently deems immaterial, which may also impair LiveVox's business or financial condition. The following discussion should be read in conjunction with the audited consolidated financial statements and related notes thereto included in Part II, Item 8 of this Annual Report.

Summary Risk Factors

The following summary description sets forth an overview of the material risks we are exposed to in the normal course of our business activities:

- If we are unable to attract new customers or sell additional products and functionality to our existing customers, our revenue and revenue growth will be harmed.
- The effects of the COVID-19 pandemic have had and could continue to have a material adverse effect on our results of operations and financial condition or on the operations of many of our customers and third-party suppliers, and the duration and extent to which this will impact our future results of operations and overall financial performance remains uncertain.
- Our recent growth may not be indicative of our future growth, and we may fail to manage our growth effectively.
- We have a history of losses and we may be unable to achieve or sustain profitability.

- We depend on our senior management team, and the loss of one or more key employees or an inability to attract and retain highly skilled executives and other employees could harm our business and results of operations.
- Failure to adequately retain our key employees, including those in our sales force, could impede our growth.
- Our reduction in force and cost-control efforts might not assure profitability and may affect morale and make it difficult to retain employees or attract new ones.
- The markets in which we participate involve numerous competitors and are highly competitive, and if we do not compete effectively, our operating results could be harmed.
- If we fail to grow our marketing capabilities and develop widespread brand awareness cost effectively, our business may suffer.
- We may expand our international operations, which would expose us to significant risks.
- If we fail to manage our technical operations infrastructure, our existing customers may experience service outages, our new customers may experience delays in the deployment of our products, and we could be subject to, among other things, claims for credits or damages.
- Data security incidents and cybersecurity breaches could harm our reputation, cause us to modify business practices and otherwise adversely affect business, and subject us to liability.
- We rely on third-party telecommunications and internet service providers to provide our products, including connectivity to our cloud contact center software, and any failure by these service providers to provide reliable services could cause us to lose customers and subject us to claims for credits or damages, among other things.
- If our products fail, or are perceived to fail, to perform properly or if they contain technical defects, our reputation could be harmed, our market share may decline, and/or we could be subject to product liability claims.
- The contact center software market is subject to rapid technological change, and we must develop and sell incremental and new features and products in order to maintain and grow our business.
- Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand.
- We may not be able to secure additional financing on favorable terms, or at all, to meet our future capital needs.
- We may be unable to generate sufficient cash flow to satisfy our debt service obligations, which would adversely affect our results of operations and financial condition.
- The terms of our indebtedness could adversely affect our business.
- Alleged or actual failure by us, our competitors, or other companies to comply with the constantly evolving legal and contractual environment surrounding calling or texting, and the governmental or private enforcement actions related thereto, could harm our business, financial condition, results of operations and cash flows.
- Privacy concerns and domestic or foreign laws and regulations may reduce the demand for our solution, increase our costs and harm our business.
- Increased taxes and surcharges (including Universal Service Fund, whether labeled a "tax," "surcharge," or other designation) on our products may increase our customers' cost of using our products and/or increase our costs and reduce our profit margins to the extent the costs are not passed through to our customers, and we may be subject to liabilities for past sales and other taxes, surcharges and fees.
- Requirements for us or our suppliers to pay federal or state universal service fund contribution amounts and assessments (either we paying directly or paying through our suppliers in the form of surcharges) for other telecommunications funds or taxes could impact the desirability and profitability of our products.
- Changes in government regulation applicable to the collections industry or any failure of us or our customers to comply with existing regulations could result in the suspension, termination or impairment of the ability of us or our customers to conduct business, may require the payment of significant fines by us or our customers and could require changes in customer's businesses that would reduce the need for our products, or require other significant expenditures.
- We have never paid cash dividends and do not anticipate paying any cash dividends on our common stock.
- Anti-takeover provisions contained in our Second Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, as well as provisions of Delaware law, could impair a takeover attempt.
- Our quarterly and annual results may fluctuate significantly and may not fully reflect the underlying performance of our business.
- We may acquire other companies or technologies or be the target of strategic transactions, which could divert our management's attention, result in additional dilution to our stockholders and otherwise disrupt our operations and harm our operating results.

The summary risk factors described above should be read together with the text of the full risk factors below and in the other information set forth in this Annual Report, including our audited consolidated financial statements and the related notes, as well as in other documents that we file with the SEC. If any such risks and uncertainties actually occur, our business, prospects, financial condition and results of operations could be materially and adversely affected. The risks summarized above or described in full below are not the only risks that we face. Additional risks and uncertainties not currently known to us, or that we currently deem to be immaterial may also materially adversely affect our business, prospects, financial condition and results of operations.

Risks Related to Our Business and Industry

If we are unable to attract new customers or sell additional products and functionality to our existing customers, our revenue and revenue growth will be harmed.

To increase our revenue, we must add new customers, increase the amount and types of business we do with existing customers, and encourage existing customers to renew their product subscriptions on terms favorable to us. As our industry matures, as our customers experience seasonal trends in their business, or as competitors introduce lower cost or differentiated products or services that are perceived to compete favorably with us, our ability to add new customers and renew, maintain or sell additional products to existing customers based on pricing, cost of ownership, technology and functionality could be harmed. As a result, our existing customers may not renew their agreements or may decrease the amount of business they do with us, or may place increased pressure on us for pricing concessions, and we may be unable to attract new customers or grow or maintain our business with existing customers, each of which could harm our revenue and growth.

The effects of the COVID-19 pandemic have had and could continue to have a material adverse effect on our results of operations and financial condition or on the operations of many of our customers and third-party suppliers, and the duration and extent to which this will impact our future results of operations and overall financial performance remains uncertain.

In December 2019, a novel coronavirus disease known as COVID-19 was reported and on March 11, 2020, the World Health Organization, or WHO, characterized COVID-19 as a pandemic. This pandemic has resulted in a widespread health crisis that has continued to significantly harm the U.S. and global economies and has caused significant fluctuation in financial markets and regulatory frameworks and may impact demand for our products.

In accordance with the various and changing regulatory frameworks and social distancing and other business or office closure orders and recommendations of applicable government agencies, all of our employees transitioned to work-from-home operations and we canceled all business travel by our employees except where necessary and properly authorized, which changed how we operate our business. Our customers and business partners are also subject to various and changing regulatory frameworks and social distancing and business or office closure orders and recommendations and travel restrictions or prohibitions, which have changed the way we interact with our customers and business partners. We have re-opened our U.S. and foreign offices for employees to voluntarily return. We have also reinstated business travel on a voluntary basis and subject to prior approval.

Moreover, the conditions caused by the COVID-19 pandemic, the extent of which depends upon its prolonged impact, has or may:

- harm our ability to renew and maintain our relationships with our existing customers;
- cause our existing customers to reduce the amount of business they do with us, seek price concessions, declare bankruptcy or go out of business, which would harm our revenue;
- result in some of our customers failing to comply with the terms of their agreements, including payment terms, due to economic uncertainty, financial hardship, and even failure of these businesses, which could result in us being required to take action to collect payments, terminate their product subscriptions, increase accounts receivable, and reduce consumer collections, any of which could increase our expenses, reduce our cashflow, and harm our revenues and results of operations;
- make it more difficult for us to sell additional products or functionality to our existing customers;
- reduce the rate of spending on enterprise software solutions or cloud-based enterprise contact center systems generally;
- delay prospective customers' decisions to subscribe to our products, increase the length of sales cycles, or slow the typical growth in the use of our products once customers have initially deployed our products;
- harm our ability to effectively market and sell our solutions, particularly as our customers remain subject to office closure orders;
- change the mix and sizes or types of organizations that purchase our products;
- delay the introduction of enhancements to our products and market acceptance of any new features and products;
- harm our ability to establish and/or grow our international sales and operations;
- harm our ability to recruit, onboard and successfully integrate new employees, including members of our direct sales force, both domestically and internationally, as a result of reduced in-person communication and interaction;
- harm our ability to maintain our corporate culture with an employee base primarily working remotely and facing unique personal and professional challenges;
- increase the burden on our technical operations infrastructure, which could harm the capacity, stability, security and performance of our operations infrastructure and potentially leave us more vulnerable to security breaches and incidents;
- increase the risk that we may experience cybersecurity-related events such as COVID-19 themed phishing attacks, exploitation of any cybersecurity flaws that may exist, an increase in the number cybersecurity threats or attacks, and other security challenges as a result of our employees and service providers continuing to work remotely during the COVID-19 pandemic, and potentially beyond as remote work and resource access expand;

- limit our ability to deliver products efficiently to our larger customers, as those products often require services that have sometimes been performed onsite, which could delay implementation of our products at new customers;
- harm our ability to manage, maintain or increase our network of master agents, referral agents and other third-party selling partners to sell our products, and make it more difficult for them to assist us effectively with their sales efforts;
- impact the health and safety of our employees, including our senior management team, and their ability to perform services;
- cause our management team to continue to commit significant time, attention and resources to monitor the COVID-19 pandemic and seek to mitigate its effect on our business and workforce; and
- lead to the adoption of additional new laws and regulations that we and/or our customers and partners are required to comply with and that could harm our results of operations and may subject us to COVID-19 related regulations, fines, penalties, and litigation.

While several countries, as well as certain states, counties and cities in the United States, began to relax the early public health restrictions with a view to partially or fully reopening their economies, many cities, both globally and in the United States, have since experienced a surge in the reported number of cases and hospitalizations related to the COVID-19 pandemic, including as a result of the emergence of new variants. This increase in cases could continue to lead to the re-introduction of such restrictions. Even after the COVID-19 pandemic subsides, the U.S. economy and most other major global economies may experience or continue to experience a recession, and our business and operations could be materially adversely affected by a prolonged recession in the U.S. and other major markets.

Any of the foregoing factors could significantly harm our future sales, operating results, cash flow, gross margin and overall financial performance, which could cause us to experience a decreased level of growth of our business and make our future financial results and prospects difficult to predict. The COVID-19 pandemic and its impact on LiveVox and the U.S. and global economies could limit our ability to forecast our future operating results, including our ability to predict revenue and expense levels, and plan for and model future results of operations. Moreover, because a significant portion of our revenue is derived from existing customers, downturns in new sales will not immediately be reflected in our operating results and may be difficult to discern until future periods. Our competitors could experience similar or different impacts as a result of COVID-19, which could result in changes to our competitive landscape.

The duration and extent of the impact from the COVID-19 pandemic depends on future developments that cannot be accurately predicted at this time, such as the ongoing severity and transmission rate of the virus and the emergence of new virus variants, the extent and effectiveness of vaccine programs and other containment actions, the duration of other restrictions on businesses and society at large, and the specific impact of these and other factors on our business, employees, customers and partners. If we are not able to respond to and manage the impact of such events effectively, our business will be harmed. There are no comparable recent events that provide guidance as to the effect the COVID-19 pandemic may have and, as a result, the ultimate impact of the outbreak on our business and operations is highly uncertain and subject to change. The effects of the COVID- 19 pandemic have had, and could continue to have a material impact on our results of operations and increase many of the other risks described under "Risk Factors" and elsewhere herein.

Our recent growth may not be indicative of our future growth, and we may fail to manage our growth effectively.

For the years ended December 31, 2022, 2021 and 2020, our revenues were $136.0 million, $119.2 million and $102.5 million, respectively, representing year-over-year growth of 14.1% and 16.3%, respectively. There is no assurance that we will be able to maintain similar rates of growth in the future. We believe our revenue growth will depend on a number of factors, including our ability to:

- compete with other vendors of cloud-based enterprise contact center systems, including recent market entrants, and with providers of legacy on-premise systems;
- increase our existing customers' use of our products and further develop our partner and channel ecosystem;
- strengthen and improve our products through significant investments in research and development and the introduction of new and enhanced products;
- introduce our products to new markets outside of the United States and increase global awareness of our brand;
- selectively pursue acquisitions that enhance our product offerings; and
- respond to general macro-economic factors and industry and market trends and conditions.

If we are not successful in achieving these objectives, our ability to grow our revenue may be harmed. In addition, we have invested in, and may continue to invest in future growth, including expending substantial financial and other resources on:

- investments in our sales and marketing organizations to align with our go-to-market strategy;
- our technology infrastructure, including systems architecture, management tools, scalability, availability, performance and security, as well as disaster recovery measures;

- our product development, including investments in related personnel and the development of new products, as well as new applications and features for existing products;
- international expansion; and
- general administration, including legal, regulatory compliance and accounting expenses.

In 2020 and 2021, we expanded our headcount and operations, growing from 506 employees as of December 31, 2020 to 672 employees as of December 31, 2021. We have recently decreased our headcount in an effort to improve the efficiency and decrease the expenses of our operations, resulting in headcount of 627 employees as of December 31, 2022, and we have since further reduced our headcount by approximately 16% pursuant to a cost reduction plan implemented in January 2023. Continued changes to our headcount, either as a result of investments in growth or reductions in expenses will place a significant strain on our management, administrative, operational and financial resources, company culture and infrastructure. Our success will depend in part on our ability to appropriately manage our headcount needs effectively while retaining key personnel. To manage future growth of our operations, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. Failure to effectively manage growth could result in difficulty or delays in adding new customers, declines in quality or customer satisfaction, increases in costs, system failures, difficulties in introducing new features or products, the need for more capital than we anticipate or other operational difficulties, any of which could harm our business performance and results of operations.

The addition of capital investments that we anticipate will be necessary to help us grow and to manage that growth may make it more difficult to generate earnings or offset any future revenue shortfalls by reducing costs and expenses in the short term. If we fail to manage our anticipated growth, we will be unable to execute our business plan successfully, which could materially adversely affect our financial position and results of operations.

Our reduction in force and cost-control efforts might not assure profitability and may affect morale and make it difficult to retain employees or attract new ones.

In January 2023, we implemented a reduction in force affecting approximately 96 employees (approximately 16% of our workforce), and redeployed resources across our organization. The effort was intended to reduce our cost structure and improve our operational efficiency. However, our cost reduction efforts do not assure profitability. Additional cost reductions may be implemented in the future, and cost savings may be offset by future hiring or other costs incurred in pursuing strategic objectives. The reduction in force and strategic redeployment could adversely affect morale in our organization and our reputation as an employer, which could lead to the loss of valued employees and could make it more difficult for us to hire new employees in the future, and the reduction of our headcount could adversely affect our operations and make it more difficult for us to pursue new opportunities and initiatives in the future.

Our recent growth makes it difficult to evaluate and predict our current business and future prospects.

While we have been in existence for over twenty years, much of our growth has occurred in recent years. Our recent growth may make it difficult for investors to evaluate our current business and our future prospects. We have encountered and will continue to encounter risks and difficulties frequently experienced by companies in rapidly changing industries, including increasing and unforeseen expenses as we may grow our business and the other risks and uncertainties described in this Annual Report.

Our ability to forecast our future operating results is limited and subject to a number of uncertainties, including our ability to predict revenue and expense levels and plan for and model future growth. If our assumptions regarding these risks and uncertainties, which we use to plan our business, are incorrect or change due to adjustments in our markets or our competitors and their product offerings, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations and our business could suffer.

We have a history of losses and we may be unable to achieve or sustain profitability.

We incurred a net loss of $37.5 million, $103.2 million and $4.6 million for the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022, we had an accumulated deficit of $165.5 million. These losses and our accumulated deficit reflect the substantial investments we have made, and continue to make, to develop our products and acquire new customers, among other expenses. We expect the dollar amount of our costs and expenses to increase in the future as revenue increases, although at a slower rate. We expect our losses to continue for the foreseeable future as we continue to invest in research and development and expand our business and as we will incur significant legal, accounting and other expenses associated with being a public company. Our historical or recent growth in revenue is not necessarily indicative of our future performance. Accordingly, there is no assurance that we will achieve profitability in the future or that, if we do become profitable, we will sustain profitability.

We depend on our senior management team, and the loss of one or more key employees or an inability to attract and retain highly skilled executives and other employees could harm our business and results of operations.

Our success depends, in part, upon the performance and continued services of our executive officers and senior management team. If our executive leadership team fails to perform effectively or if we fail to attract or retain our key executives or senior management, our business, financial condition or results of operations could be harmed. We also rely on our leadership team in the areas of research and development, marketing, sales, services, and general and administrative functions, and on mission-critical individual contributors. The loss of one or more of our executive officers or key employees could seriously harm our business. We currently do not maintain key person life insurance policies on any of our employees.

To execute our growth plan, we must attract and retain highly qualified personnel and we may incur significant costs (including stock-based compensation expense) to do so. Competition for these personnel is intense, especially for senior executives, engineers highly experienced in designing and developing cloud software and for senior sales personnel. We have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. We invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them and increases our costs. If we fail to attract new personnel or to retain and motivate our current personnel, particularly our executive officers and senior management team, our business and future growth prospects would be harmed. Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached legal obligations, resulting in a diversion of our time and resources and, potentially, damages. We may experience increased attrition of employees to other opportunities, particularly as we reopen our offices, as certain employees may seek more flexible work alternatives than we offer, or may seek positions with companies outside of the geographic area in which they live that offer remote work opportunities.

Continued volatility or lack of performance in the trading price of our common stock may also affect our ability to attract and retain qualified personnel because job candidates and existing employees often emphasize the value of the stock awards they receive in connection with their employment when considering whether to accept or continue employment. If the perceived value of our stock awards is low or declines, it may harm our ability to recruit and retain highly skilled employees.

Failure to adequately retain our key employees, including those in our sales force, could impede our growth.

Key to our success is the continuity and development of key employees, including those in our sales force. We need to continue to retain key employees, including members of our sales force while optimizing our sales infrastructure in order to grow our customer base and business. Identifying and recruiting qualified personnel and training them in the use and sale of our products requires significant time, expense and attention. It can take several months before our sales representatives are fully trained and productive. Our business may be harmed if we fail to retain key employees, including members of our sales force, or if our investments, and the expense incurred, to optimize and train our sales force do not generate a corresponding increase in revenue. In particular, if we are unable to hire, develop and retain talented sales personnel or if sales personnel are unable to achieve desired productivity levels in a reasonable period of time, we may not be able to increase our revenue, which could negatively affect our financial position and results of operations.

Our growth depends in part on the success of our strategic relationships with third parties and our failure to successfully maintain, grow and manage these relationships could harm our business.

We leverage strategic relationships with third-party technology providers, including telecommunications providers. These relationships are typically not exclusive and our partners often also offer products to and enter into partnerships with our competitors. As we grow our business, we will continue to depend on both existing and new strategic relationships. Our competitors may be more successful than we are in establishing or expanding relationships with such third-party technology providers. Furthermore, there has and continues to be a significant amount of consolidation in the technology industry, including telecommunications providers, and if our partners are acquired, fail to work effectively with us or go out of business, they may no longer support our products, or may be less effective in doing so, which could harm our business, financial condition and operations. If we are unsuccessful in establishing or maintaining our strategic relationships with third parties, our ability to compete in the marketplace or to grow our revenue could be impaired and our operating results may suffer.

In addition, identifying new third-party technology providers, and negotiating and documenting relationships with them, requires significant time and resources. As the complexity of our products and our third-party relationships increases, the management of those relationships and the negotiation of contractual terms sufficient to protect our rights and limit our potential liabilities will become more complicated. We also license technology from certain third parties. Certain of these agreements permit either party to terminate all or a portion of the relationship without cause at any time and for any reason. If one of these agreements is terminated by the other party, we would have to find an alternative source or develop new technology ourselves, which could preclude, limit or delay our ability to offer our products or certain product features to our customers and could result in increased expense and harm our business. Our inability to manage and maintain these complex relationships successfully or negotiate sufficient and favorable contractual terms could harm our business.

We have established, and continue to increase, a network of master agents, referral agents and other third-party selling partners to sell our products. Our failure to effectively develop, manage, and maintain this network could materially harm our revenue.

We have established, and continue to increase, our network of master sales agents, referral agents and other third-party selling partners who provide sales leads to us for new customers. These selling partners sell, or may in the future decide to sell, products and/or solutions for our competitors. Our competitors may be able to cause our current or potential selling partners to favor their products over our products, either through financial incentives, technological innovation, product features or performance, or by offering a broader array of services to these selling partners or otherwise, which could reduce the effectiveness of our use of these selling partners. If we fail to maintain relationships with our current selling partners, fail to develop relationships with new selling partners, fail to manage, train, or provide appropriate incentives to our existing selling partners, or if our selling partners are not successful in their sales efforts, sales of our products may decrease or not grow at an appropriate rate and our operating results could be harmed. Additionally, in order to utilize our selling partners effectively, we must enhance our systems, develop specialized marketing materials and invest in educating selling partners regarding our systems and product offerings. Our failure to accomplish these objectives could limit our success in marketing and selling our products.

In addition, identifying new selling partners and negotiating and documenting relationships with them requires significant time and resources. As the complexity of our products and our selling partner relationships increases, the management of those relationships and the negotiation of contractual terms sufficient to protect our rights and limit our potential liabilities will become more complex, and our inability to successfully manage these relationships or negotiate favorable contractual terms could harm our business.

The markets in which we participate involve numerous competitors and are highly competitive, and if we do not compete effectively, our operating results could be harmed.

The market for contact center solutions is highly competitive. We currently compete with large legacy technology vendors that offer on-premise contact center systems, such as Avaya and Cisco, and legacy on-premise software companies, such as Alvaria and Genesys (including through its acquisition of Interactive Intelligence). These legacy technology and software companies are increasingly supplementing their traditional on-premise contact center systems with competing cloud offerings, through a combination of acquisitions, partnerships and in-house development. Additionally, we compete with vendors that historically provided other contact center services and technologies and expanded to offer cloud contact center software such as NICE inContact. We also face competition from many other contact center service providers including Five9, Talkdesk and Lifesize, as well as vendors offering unified communications and contact center solutions. In addition, Amazon and Twilio have introduced solutions aimed at companies who wish to build their own contact centers with in-house developers. Furthermore, CRM vendors are increasingly offering features and functionality that were traditionally provided by contact center providers. CRM vendors also continue to partner with contact center service providers to provide integrated solutions and may, in the future, acquire competitive contact center service providers. These factors could harm our revenue and results of operations.

Our actual and potential competitors may enjoy competitive advantages over us, including greater name recognition, longer operating histories and larger marketing budgets, as well as greater financial or technical resources. With the introduction of new technologies and market entrants, we expect competition to continue to intensify in the future. Our recent, and any future, acquisitions will subject us to new competitors and cause us to face additional and different competition in the markets served by these businesses.

Some of our competitors can devote significantly greater resources than we can to the development, promotion and sale of their products and services and many have the ability to initiate or withstand substantial price competition. Current or potential competitors may also be acquired by third parties with significantly greater resources. In addition, many of our competitors have more established relationships with customers, more comprehensive product offerings, larger installed bases and major distribution agreements with consultants, system integrators and other third-party selling partners. Our competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their product offerings or resources and ability to compete. If our competitors' products, services or technologies become more accepted than our products, if they are successful in bringing their products or services to market earlier than us, or if their products or services are less expensive or more technologically capable than ours, our revenue could be harmed. Pricing pressures and increased competition could result in reduced sales and revenue, reduced margins and loss of, or a failure to maintain or improve, our competitive market position, any of which could harm our business.

If our existing customers terminate their product subscriptions or reduce their product subscriptions and related usage, our revenue and gross margin will be harmed and we will be required to spend more money to grow our customer base.

We expect to continue to derive a significant portion of our revenue from existing customers. As a result, retaining our existing customers is critical to our future operating results. With limited exceptions, we offer annual and multiple-year contracts to our customers. Additional products can be provisioned on limited notice. Product subscriptions and related usage by our existing customers may decrease if:

- customers are not satisfied with our products, prices or the functionality of our products;
- the stability, performance or security of our products are not satisfactory;
- the U.S. or global economy declines;
- the ongoing effects of the global COVID-19 pandemic on demand for our products and technology spending;
- our customers' business declines due to the loss of customers, industry cycles, seasonality, business difficulties or other reasons;
- our customers favor products offered by other contact center providers, particularly as competition continues to increase;
- alternative technologies, products or features emerge or gain popularity that we do not provide; or
- our customers or potential customers experience financial difficulties.

If our existing customers' product subscriptions and related usage decrease or are terminated, we will need to spend more money to acquire new customers and still may not be able to maintain our existing level of revenue. We incur significant costs and expenses, including sales and marketing expenses, to acquire new customers, and those costs and expenses are an important factor in determining our profitability. There can be no assurance that our efforts to acquire new customers will be successful.

The loss of one or more of our key customers, or a failure by us to renew our product subscription agreements with one or more of our key customers, could harm our revenue and financial position, and our ability to market our products.

We rely on our reputation and recommendations from key customers in order to market and sell our products. The loss of any of our key customers, or a failure of some of them to renew or to continue to recommend our products, could have a significant impact on our revenue, reputation and our ability to obtain new customers. In addition, acquisitions of our customers could lead to cancellation of our contracts with those customers, thereby reducing the number of our existing and potential customers and key reference customers.

Our customers may fail to comply with the terms of their agreements, necessitating action by us to collect payment, or may terminate their subscriptions for our products.

If customers fail to pay us under the terms of our agreements or fail to comply with the terms of our agreements, including compliance with regulatory requirements and intellectual property terms, we may terminate customers, lose revenue, be unable to collect amounts due to us, be subject to legal or regulatory action and incur costs in enforcing the terms of our contracts, including litigation. Some of our customers may seek bankruptcy protection or other similar relief and fail to pay amounts due to us, seek reimbursement for amounts already paid, or pay those amounts more slowly, which could harm our operating results, financial position and cash flow.

Many of our customer contracts contain usage-based revenue components that depend upon such customer's ability to sustain or increase their business activity and such business activity can be subject to the impact of external events beyond our control or the control of such customers, including unexpected weather conditions, political instability or government shutdowns, public health issues (including pandemics and quarantines) or natural disasters. Our revenue and profitability could be harmed as a result of any decrease to such customer's business activity.

Many of our customer contracts contain usage-based revenue components that depend upon such customers' ability to sustain or increase their business activity. Such customers' business activity has in the past been and could in the future be subject to the impact of external events beyond our control or the control of such customers, such as unexpected weather conditions, public health issues (including pandemics and quarantines), political instability or government shutdowns or natural disasters. Additionally, certain of our customers typically increase their collection activities from January through April when many Americans receive federal tax refunds. Any delay in the Internal Revenue Service's ability to timely process Americans' federal tax returns and remit refunds to filers, including as a result of COVID-19 precautions or a government shutdown such as the one that occurred in late 2018 and early 2019, has in the past caused and could in the future cause those customers to forgo increases in hiring or usage which could in turn unfavorably impact our revenue and profitability.

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We sell our products to larger enterprises that can require longer sales cycles, longer and more costly implementation periods, and more configuration and integration services or customized features and functions that we may not offer, any of which could delay the time until revenue is recognized from these customers or prevent these sales from ever occurring, all of which could harm our revenue growth rates and profitability.

As we continue to target our sales efforts at larger enterprises, we face higher costs, longer sales cycles and longer and more costly implementation periods and less predictability in closing sales. These larger enterprises typically require more configuration and integration services which increases our upfront investment in sales and deployment efforts with no guarantee that these customers will subscribe to additional LiveVox products or subscribe to our products at all. Furthermore, with larger enterprises, we must provide a higher level of education regarding the use and benefits of our products to a broader group of people in order to generate a sale. As a result of these factors, we must devote a significant amount of sales support and professional services resources to individual customers and prospective customers, thereby increasing the cost and time required to complete sales. Our typical sales cycle for larger enterprises is six to twelve months, but can be significantly longer, and our average sales cycle may increase as sales to larger enterprises continue to grow in proportion to our overall new sales. In addition, many of our customers that are larger enterprises initially deploy our products to support only a portion of their contact center agents. Our success depends, in part, on our ability to increase the number of agent seats and the number of products utilized by these larger enterprises over time and we incur additional sales and marketing expenses in these efforts. There is no guarantee that these customers will purchase additional products from us or increase the number of agent seats for which they subscribe. If we do not expand our initial relationships with larger enterprises, the return on our investments in sales, marketing and implementation for these customers will decrease and our business may suffer.

Because a significant percentage of our revenue is recurring from existing customers, downturns or upturns in new sales will not be immediately reflected in our operating results and may be difficult to discern.

We generally recognize revenue from customers monthly as services are delivered. As a result, the vast majority of the revenue we report in each quarter is derived from existing customers. Consequently, a decline in new product subscriptions in any single quarter will likely have only a small impact on our revenue results for that quarter. However, the cumulative impact of such declines could negatively impact our business and results of operations in future quarters. Accordingly, the effect of significant downturns in sales and market acceptance of our products, and potential changes in our pricing policies or renewal rates, will typically not be reflected in our results of operations until future periods. We also may be unable to adjust our cost structure to reflect the changes in revenue, resulting in lower margins and earnings. In addition, our subscription model makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers will be recognized over time as services are delivered. Moreover, many of our customers initially deploy our products to support only a portion of their contact center agents and, therefore, we may not generate significant revenue from these new customers at the outset of their relationship, if at all. Any increase to our revenue and the value of these existing customer relationships will only be reflected in our results of operations as revenue is recognized, and if and when these customers increase the number of agent seats and the number of components of our products they deploy over time.

Shifts over time or from quarter-to-quarter in the mix of sizes or types of organizations that purchase our products or changes in the components of our products purchased by our customers could affect our gross margins and operating results.

Our strategy is to sell our products to both smaller and larger organizations. Our gross margins can vary depending on numerous factors related to the implementation and use of our products, including the features and number of agent seats purchased by our customers and the level of usage required by our customers. Sales to larger organizations may also entail longer sales cycles and more significant selling efforts and expense. Selling to smaller customers may involve smaller contract sizes, fewer opportunities to sell additional services, a higher likelihood of contract terminations, lower returns on sales and marketing expense, fewer potential agent seats and greater credit risk and uncertainty. If the mix of organizations that purchase our products, or the mix of product components purchased by our customers, changes unfavorably, our revenues and gross margins could decrease and our operating results could be harmed.

If we fail to grow our marketing capabilities and develop widespread brand awareness cost effectively, our business may suffer.

Our ability to increase our customer base and achieve broader market acceptance of our cloud contact center software products will depend to a significant extent on our ability to expand our marketing operations. We plan to continue to dedicate significant resources to our marketing programs, including internet advertising, digital marketing campaigns, social media, trade shows, industry events, and co-marketing with strategic partners. The effectiveness of our internet advertising is as yet unproven, and there is existing competition for key search terms. All of these marketing efforts will continue to require us to invest significant financial and other resources. Our business will be seriously harmed if our efforts and expenditures do not generate a proportionate increase in revenue.

In addition, we believe that developing and maintaining widespread awareness of our brand in a cost-effective manner is critical to achieving widespread acceptance of our products and attracting new customers. Brand promotion activities may not generate customer awareness or increase revenues, and even if they do, any increase in revenues may occur after the expense has been incurred and may not offset the costs and expenses of building our brand. If we fail to successfully promote, maintain and protect our brand, or incur substantial costs and expenses, we may fail to attract or retain customers necessary to realize a sufficient return on our brand-building efforts, or to achieve the widespread brand awareness that is critical to increasing customer adoption of our products.

We may expand our international operations, which would expose us to significant risks.

To date, we have not generated significant revenues outside of the U.S. However, we may seek to grow our international presence in the future. The future success of our business may depend, in part, on our ability to expand our operations and customer base to other countries. Operating in international markets requires significant resources and management attention and will subject us to regulatory, economic, and political risks that are different from those in the U.S. In addition, in order to effectively market and sell our products in international markets, we could be required to localize our products, including the language in which our products are offered, which will increase our costs, could result in delays in offering our products in these markets and may decrease the effectiveness of our sales efforts. Due to our limited experience with international operations and developing and managing sales and distribution channels in international markets, our international expansion efforts may not be successful.

Sales to customers outside the United States or with international operations and our international sales efforts and operations support expose us to risks inherent in international sales and operations.

An element of our growth strategy is to expand our international sales efforts and develop a worldwide customer base. Because of our limited experience with international sales, our international expansion may not be successful and may not produce the return on investment we expect. To date, we have realized only a small portion of our revenues from customers outside the United States, with approximately 7% of our revenue for the year ended December 31, 2022 derived from customers with a billing address outside of the United States.

Our international subsidiaries employ workers primarily in India and Colombia. Operating in international markets requires significant resources and management attention and subjects us to legal, labor and employment, intellectual property, regulatory, economic and political risks that are different from those in the United States. As we increase our international sales efforts we will face risks in doing business internationally that could harm our business, including:

- the need to establish and protect our brand in international markets;
- the need to localize and adapt our products for specific countries, including translation into foreign languages and associated costs and expenses;
- difficulties in staffing and managing foreign operations, particularly hiring and training qualified sales and service personnel;
- the need to implement and offer customer care in various languages;
- different pricing environments, longer sales and accounts receivable payment cycles and collections issues;
- weaker protection for intellectual property and other legal rights than in the U.S. and practical difficulties in enforcing intellectual property and other rights outside of the U.S.;
- laws and regulations relating to privacy, data protection and cybersecurity that are complex, expensive to comply with and may require that customer data be stored and processed in a designated territory;
- increased risk of piracy, counterfeiting and other misappropriation of our intellectual property in our locations outside the U.S.;
- new and different sources of competition;
- general economic conditions in international markets;
- fluctuations in the value of the U.S. dollar and foreign currencies, which may make our products more expensive in other countries or may increase our costs, impacting our operating results when translated into U.S. dollars;
- compliance challenges related to the complexity of multiple, conflicting and changing governmental laws and regulations, including corporate, employment, tax, telecommunications and telemarketing laws and regulations;
- increased risk of international telecom fraud;
- laws and business practices favoring local competitors;
- compliance with laws and regulations applicable to foreign operations and cross border transactions, including the Foreign Corrupt Practices Act, the U.K. Bribery Act and other anti-corruption laws, supply chain restrictions, import and export control laws, tariffs, trade barriers, economic sanctions and other regulatory or contractual limitations on our ability to sell our products in certain foreign markets, and the risks and costs of non-compliance;
- increased financial accounting and reporting burdens and complexities;
- restrictions or taxes on the transfer of funds;
- adverse tax consequences; and
- unstable economic and political conditions and potential accompanying shifts in laws and regulations.

These risks could harm our international operations, increase our operating costs and hinder our ability to grow our international business and, consequently, our overall business and results of operations.

In addition, compliance with laws and regulations applicable to our international operations increases our cost of doing business outside the United States. We may be unable to keep current with changes in foreign government requirements and laws as they change from time to time, which often occurs with minimal or no advance notice. Failure to comply with these regulations could harm our business. In many countries outside the United States, it is common for others to engage in business practices that are prohibited by our internal policies and procedures or United States or international regulations applicable to it. Although we have implemented policies and procedures designed to ensure compliance with these laws and policies, there can be no assurance that all of our employees, contractors, strategic partners and agents will comply with these laws and policies. Violations of laws or key control policies by our employees, contractors, strategic partners or agents could result in delays in revenue recognition, financial reporting misstatements, fines, delays in filing financial reports required as a public company, penalties, or prohibitions on selling our products, any of which could harm our business.

We may not be able to utilize a significant portion of our net operating loss, and under the existing federal corporate tax rates such tax benefits will be of less value, which could harm our profitability and financial condition.

At December 31, 2022, the Company had available federal and combined state net operating loss ("NOL") carryforwards which may offset future taxable income of $121.7 million and $127.3 million, respectively. $23.6 million of the federal NOLs are scheduled to expire between 2027 and 2035, while the remaining federal NOLs of $98.1 million do not expire. $104.0 million of the state NOLs are scheduled to expire between 2025 and 2042, while the remaining state NOLs of $23.3 million do not expire. If we are unable to generate sufficient taxable income to utilize our NOL carryforwards, they could expire unused and be unavailable to offset future income tax liabilities, which could harm our profitability and financial condition in future periods.

In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or IRC Sections 382 and 383, our ability to utilize NOL carryforwards or other tax attributes in any taxable year may be limited if we experience an "ownership change." An IRC Section 382 "ownership change" generally occurs if one or more stockholders or groups of stockholders who own at least 5% of our stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Similar rules may apply under state tax laws. Subsequent or future issuances or sales of our stock could cause an "ownership change," which would impose an annual limit on the amount of pre-ownership change NOL carryforwards and other tax attributes we can use to reduce our taxable income, potentially causing those tax attributes to expire unused or to be reduced, and increasing and accelerating our liability for income taxes. It is possible that such an ownership change could materially reduce our ability to use our NOL carryforwards or other tax attributes to offset taxable income, which could require us to pay more income taxes than if we were able to fully utilize our NOL carryforwards and harm our profitability.

Risks Related to Technology and Cybersecurity

If we fail to manage our technical operations infrastructure, our existing customers may experience service outages, our new customers may experience delays in the deployment of our products, and we could be subject to, among other things, claims for credits or damages.

Our success depends in large part upon the capacity, stability, security and performance of our operations infrastructure. From time to time, we have experienced interruptions in service, and we may experience such interruptions in the future. These service interruptions may be caused by a variety of factors, including infrastructure changes, human or software errors, viruses and other malicious code, security attacks, fraud, spikes in customer usage and denial of service issues. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. Our failure to achieve or maintain expected performance levels, stability and security, particularly as we increase the number of users of our products and the product applications that run on our system, could harm our relationships with our customers, result in claims for credits or damages, damage our reputation, significantly reduce customer demand for our products, cause us to incur significant expense and personnel time replacing and upgrading our infrastructure, and harm our business.

We have experienced significant growth in the number of agent seats and interactions that our infrastructure supports. As the number of agent seats within our customer base grows and our customers' use of our products increases, we need to continue to make additional investments in our capacity to maintain adequate and reliable stability and performance, the availability of which may be limited or the cost of which may be prohibitive, and any failure may cause interruptions in service that may harm our business. In addition, we need to manage our operations infrastructure properly in order to support version control, changes in hardware and software parameters and the evolution of our suite of products. If we do not accurately predict our infrastructure requirements or efficiently improve our infrastructure, our business could be harmed.

Data security breaches and incidents could harm our reputation, cause us to modify business practices and otherwise adversely affect our business, and subject us to liability.

We are dependent on information technology systems and infrastructure to operate. In the ordinary course of business, we will collect, store, process and transmit large amounts of information, including, for example, information about our customers, our customers' clients or other information treated by our customers as confidential. We will need to be able to do so in a secure manner to maintain the confidentiality, integrity and availability of such information. Our obligations under applicable laws, regulations, contracts, industry standards, self-certifications, and other documentation may include maintaining the confidentiality, integrity and availability of personal information and other types of information in our possession or control and maintaining reasonable and appropriate security safeguards as part of an information security program. These obligations create potential legal liability to regulators, business partners, customers, and other relevant stakeholders and also affect the attractiveness of our products to existing and potential customers.

All information technology operations are inherently vulnerable to inadvertent or intentional security breaches, incidents, attacks and exposures. Vulnerabilities can be exploited from inadvertent or intentional actions of our employees, third-party vendors, business partners, or by malicious third parties. Attacks of this nature are increasing in their frequency, levels of persistence, sophistication and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise, including industrial espionage, organized criminal groups, "hacktivists," nation states and others. Russia's invasion of Ukraine may result in increased attack activity.

Although we have, and may in the future, implement remote working protocols and offer work-issued devices to certain employees, the actions of employees while working remotely may have a greater effect on the security of our systems and the personal data we process, including for example by increasing the risk of compromise to systems or data arising from employees' combined personal and private use of devices, accessing our systems or data using wireless networks that we do not control, or the ability to transmit or store company-controlled data outside of our secured network. Although many of these risks are not unique to the remote working environment, they have been heightened by the dramatic increase in the numbers of our employees working remotely.

In addition to the threat of unauthorized access or acquisition of sensitive or personal information, other threats could include the deployment of harmful malware and other malicious code, ransomware attacks, denial-of-service attacks, social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of information. We have experienced, and are likely to continue to experience attacks for various purposes, including those intended to interrupt our operations; interrupt our customers' ability to access our platform; extract money from us; and/or obtain our data (including without limitation user or employee personal information or proprietary information). Although we have implemented certain security measures, systems, processes, and safeguards intended to protect our information technology systems and data from such threats and mitigate risks to our systems and data, we cannot be certain that threat actors will not have a material impact on our systems or products in the future. Our safeguards intended to prevent or mitigate certain threats may not be sufficient to protect our information technology systems and data due to the developing sophistication and means of attack in the threat landscape. In addition, we could be impacted by cyber threats or other disruptions or vulnerabilities found in products we use, from software or other components of our supply chain, or in our partners' or customers' systems that are used in connection with our business. Further, third parties may attempt to fraudulently induce employees or users to disclose information in order to gain access to our data or our users' data. Recent developments in the threat landscape include an increased number of cyber extortion and ransomware attacks, with increases in the amount of ransom demands and the sophistication and variety of ransomware techniques and methodology.

We also engage third-party vendors and service providers to store and otherwise process some of our and our customers' data, including sensitive and personal information. Our vendors and service providers may also be the targets of cyberattacks, malicious software, phishing schemes, fraud, and may face other cybersecurity threats and may suffer cybersecurity breaches and incidents from these and other causes. Our ability to monitor these parties' data security is limited. Significant disruptions of third-party vendors' and/or commercial partners' information technology systems or other similar security breaches and incidents could adversely affect our business operations and/or result in the loss, misappropriation, and/or unauthorized access to, or use, alteration, disclosure or other processing of, or the unavailability of or prevention of access to, sensitive or personal information and the loss or misappropriation of intellectual property, which could harm our business. In addition, information technology system disruptions, whether from attacks on our technology environment or from computer viruses, natural disasters, terrorism, war and telecommunication and electrical failures, could result in a material disruption of our product development and business operations.

There is no way of knowing for certain whether we have experienced any data security incidents that have not been discovered. Attackers have become very sophisticated in the way they conceal their unauthorized access to systems, and many companies are not aware when they have been attacked. Any event that leads to unauthorized access, use or disclosure of sensitive or personal information, including, but not limited to, personal information regarding our customers or our customers' customers, or that results in an interruption to, or disruption of, our systems or operations, including any such event suffered by our third-party vendors or service providers, or the belief or perception any such event has occurred, could disrupt our business, harm our reputation, compel us to comply with applicable federal and/or state breach notification laws and foreign law equivalents, subject us to time consuming, distracting and expensive litigation, regulatory investigation and oversight, mandatory corrective action, require us to verify the correctness of database contents, or otherwise subject us to liability under laws, regulations and contractual obligations, including those that protect the privacy and security of personal information. This could result in increased costs to us and result in significant legal and financial exposure and/or reputational harm. Such incidents could also cause interruptions to the products we provide, degrade the user experience, or cause customers to lose confidence in our products.

Applicable data privacy and security laws may also obligate us to employ security measures that are appropriate to the nature of the data we collect and process and, among other factors, the risks attendant to data processing activities in order to protect personal information from unauthorized access or disclosure, or accidental or unlawful destruction, loss or alteration. We have implemented security measures that we believe are appropriate, but a regulator could deem the security measures not to be appropriate given the lack of prescriptive measures in certain data protection laws. Given the evolving nature of security threats and evolving safeguards, we cannot be sure that our chosen safeguards will protect against security threats to our business including the personal data that we process. Even security measures that are appropriate, reasonable, and/or in accordance with applicable legal requirements may not be able to fully protect our information technology systems and the data contained in those systems, or our data that is contained in third parties' systems. Moreover, certain data protection laws impose on us responsibility for our employees and third parties that assist with aspects of our data processing. Our employees' or third parties' intentional, unintentional, or inadvertent actions may increase our vulnerability or expose us to security threats, such as phishing attacks, and we may remain responsible for successful access to, or acquisition or other disclosure or unauthorized processing of our data despite our security measures.

Any failure or perceived failure by us or our vendors or business partners to comply with privacy, confidentiality or data security-related legal or other obligations to third parties, or any security breaches or incidents or other events that result in the unauthorized access, release or transfer of sensitive information, which could include personal information, may result in governmental investigations, enforcement actions, regulatory fines, claims, demands, and litigation, or public statements against us by advocacy groups or others. These could also cause third parties, including current and potential customers or partners, to lose trust in us, including for example perceiving our platform, system or networks as unreliable or less desirable. We could also be subject to claims by third parties that we have breached privacy- or confidentiality-related obligations, which could materially and adversely affect our business and prospects. We expect to incur significant costs in our efforts to detect and prevent security breaches and other security-related incidents, and we may face increased costs in the event of an actual or perceived security breach or other security-related incident.

Additionally, we cannot be certain that our insurance coverage will be adequate or otherwise protect us with respect to claims, expenses, fines, penalties, business loss, data loss, litigation, regulatory actions, or other impacts arising from security breaches or incidents, or that such coverage will continue to be available on acceptable terms or at all. Any of these results could adversely affect our business, financial condition, and results of operations.

We rely on third-party telecommunications and internet service providers to provide our products, including connectivity to our cloud contact center software, and any failure by these service providers to provide reliable services could cause us to lose customers and subject us to claims for credits or damages, among other things.

We rely on services from third-party telecommunications providers in order to provide services to our customers and their customers, including telephone numbers. In addition, we depend on our internet bandwidth suppliers to provide uninterrupted and error-free service through their networks. We exercise little control over these third-party providers, which increases our vulnerability to problems with the services they provide.

When problems occur, it may be difficult to identify the source of the problem. Service disruption or outages, whether caused by our service, the products or services of our third-party service providers, or our customers' or their customers' equipment and systems, may result in loss of market acceptance of our products and any necessary repairs or other remedial actions may force us to incur significant costs and expenses.

If any of these service providers fail to provide reliable services, suffer outages, degrade, disrupt, increase the cost of or terminate the services that we and our customers depend on, we may be required to switch to another service provider. Delays caused by switching our technology to another service provider, if available, and qualifying this new service provider could materially harm our customer relationships, business, financial condition and operating results. Further, any failure on the part of third-party service providers to achieve or maintain expected performance levels, stability and security could harm our relationships with our customers, cause us to lose customers, result in claims for credits or damages, increase our costs or the costs incurred by our customers, damage our reputation, significantly reduce customer demand for our products and seriously harm our financial condition and operating results.

Our customers rely on internet service providers to provide them with access and connectivity to our cloud contact center software, and changes in how internet service providers handle and charge for access to the internet could materially harm our customer relationships, business, financial condition and operating results.

Our customers must have access to broadband internet access services in order to use our products and certain of our offerings require substantial capacity to operate effectively. In the United States, internet access services are provided by relatively few companies that, depending on the geographic area, have market power over such offerings. It is possible that these companies could charge us, our customers, or both, fees to guarantee a service amount of capacity, or for quality of broadband internet access services, or advantage themselves or our competitors by degrading, disrupting, limiting, or otherwise restricting the use of their infrastructure to support our services. Notably, some of the largest providers of broadband internet access services have committed to not engage in acts that would impede our customers' broadband internet access services from accessing products or services like ours but, depending on the facts, there may be no law that prohibits such providers from doing so. However, these providers likely have the ability to increase our rates, our customers' rates, or both for broadband internet access services which may increase the cost of our products making our products less competitive or decreasing our profit margins.

In 2018, the Federal Communications Commission or FCC released an order repealing rules that would have prevented broadband internet access providers from degrading, disrupting or otherwise restricting ours and our customers' broadband internet access services. The FCC's 2018 repeal was largely upheld by the D.C. Circuit Court of Appeals in a decision issued in October 2019. That same court rejected the FCC's attempt to categorically preempt states from adopting their own network neutrality requirements, requiring case by case determinations as to whether state and local regulation conflicts with the FCC's rules. The court also required the FCC to reexamine three issues from the order where it found insufficient analysis but allowed the order to remain in effect pending the FCC's review. The original parties were denied a rehearing by the full U.S. Court of Appeals for the D.C. Circuit in February 2020 and the period to seek review by the Supreme Court has ended. On remand, the FCC reaffirmed its existing approach in October 2020; however, four petitioners sought reconsideration of the FCC's decision in February 2021, and the FCC subsequently filed a motion requesting that the D.C. Circuit hold the case in abeyance, which the court granted. To the extent the courts, the agencies or the states do not uphold or adopt sufficient safeguards to protect against discriminatory conduct, network operators may seek to engage in blocking, throttling or other discriminatory practices against us or our customers, and our business could be harmed .

As we consider approaches for expanding internationally, government regulation protecting the non- discriminatory provision of internet access may be nascent or non-existent. In those markets where regulatory safeguards against unreasonable discrimination are nascent or non-existent and where local network operators possess substantial market power, we could experience anti-competitive practices that could impede our growth, cause us to incur additional expenses or otherwise harm our business. Future regulations or changes in laws and regulations or their existing interpretations or applications could also hinder our operational flexibility, raise compliance costs and result in additional liabilities for us, which may harm our business.

We depend on data centers operated by third parties and public cloud providers and any disruption in the operation of these facilities could harm our business.

We host our products at data centers owned and operated by third party providers and located in Virginia, Ohio, Oregon, Canada, Germany, and Ireland. Any failure or downtime in one of our data center facilities could affect a significant percentage of our customers. We do not control the operation of these facilities. The owners of our data center facilities have no obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew these agreements on commercially reasonable terms, or if one of our data center operators is acquired, closes, suffers financial difficulty or is unable to meet our growing capacity needs, we may be required to transfer our servers and other infrastructure to new data center facilities, and we may incur significant costs and service interruptions in connection with doing so.

The data centers within which we host our products are subject to various points of failure. Problems with cooling equipment, generators, uninterruptible power supply, routers, switches, or other equipment, could result in service interruptions for our customers as well as equipment damage. These data centers are subject to disasters such as earthquakes, floods, fires, hurricanes, acts of terrorism, sabotage, break-ins, acts of vandalism and other events, which could cause service interruptions or the operators of these data centers to close their facilities for an extended period of time or permanently. The destruction or impairment of any of these data center facilities could result in significant downtime for our products and loss, unavailability or corruption of customer data or other data we store or process. Because our ability to attract and retain customers depends on us providing customers with highly reliable service, even minor interruptions in our service could harm our business, revenues and reputation. Additionally, in connection with the continuing expansion of our existing data center facilities, there is an increased risk that service interruptions may occur as a result of server addition, relocation or other issues.

These data centers are also subject to increased power costs. We may not be able to pass on any increase in power costs to our customers, which could reduce our operating margins.

We have little or no control over public cloud providers. Any disruption of the public cloud or any failure of the public cloud providers to effectively design and implement sufficient security systems or plan for increases in capacity could, in turn, cause delays or disruptions in our products and loss, unavailability, or corruption of data. In addition, using the public cloud presents a variety of additional risks, including risks related to sharing the same computing resources with others, reliance on public cloud providers' authentication, security, authorization and access control mechanisms, a lack of control over the public cloud's redundancy and security systems and fault tolerances, and a reduced ability to control data security and privacy.

In addition, we rely upon third-party hosted infrastructure partners globally, including Amazon Web Services ("AWS"), to serve customers and operate certain aspects of our services. Any disruption of or interference at our hosted infrastructure partners would impact our operations and our business could be adversely impacted. Any significant disruption of, limitation of our access to or other interference with our use of AWS would negatively impact our operations and business, including potentially causing harm to our reputation, results of operations and financial results. Any transition of the cloud services currently provided by AWS to another provider could cause us to incur significant time and expense, and any unplanned transition could also disrupt or degrade our ability to deliver our products and services.

We rely on third-party service providers for many aspects of our business, and any failure to maintain these relationships could harm our business.

Our success depends upon our relationships with third-party service providers, including providers of [cloud hosting infrastructure, customer relationship management systems, financial reporting systems, human resource management systems, credit card processing platforms, marketing automation systems, and payroll processing systems, among others]. If any of these third parties experience difficulty meeting our requirements or standards, become unavailable due to extended outages or interruptions, temporarily or permanently cease operations, face financial distress or other business disruptions such as a security incident, increase their fees, if our relationships with any of these providers deteriorate, or if any of the agreements we have entered into with such third parties are terminated or not renewed without adequate transition arrangements, we could suffer liabilities, penalties, fines, increased costs and delays in our ability to provide customers with our products and services, our ability to manage our finances could be interrupted, receipt of payments from customers may be delayed, our processes for managing sales of our offerings could be impaired, our ability to generate and manage sales leads could be weakened, or our business operations could be disrupted. Further, supply chain disruptions due to the Russian invasion of Ukraine and any impacts that may have on our third-party service providers may disrupt our business operations. Any of such disruptions may adversely impact our business and our financial condition, results of operations or cash flows could be adversely affected until we replace such providers or develop replacement technology or operations. In addition, if we are unsuccessful in identifying high-quality service providers, negotiating cost-effective relationships with them or effectively managing these relationships, it could adversely affect our business and financial results.

Our plans to establish public cloud-based data centers for our international operations may be unsuccessful and may present execution and competitive risks.

We may seek to establish new public cloud deployments in the future to facilitate our platform in certain international markets. We may partner with a third-party to develop, test and deploy our technology to offer a full stack of products on the public cloud in certain international markets. If we are successful in the deployment of our technology to the public cloud, we may expand our public cloud deployments to facilitate our platform in the U.S. and in international markets. Our public cloud-based platform offering is critical to developing and providing our products to our customers, scaling our business for future growth, accurately maintaining data and otherwise operating our business. Infrastructure buildouts on the public cloud are complex, time-consuming and may involve substantial expenditures. In addition, the implementation of public cloud-based data centers involves risks inherent in the conversion to a new system, including loss of information and potential disruption to our normal operations. Even once we implement public cloud-based data centers, we may discover deficiencies in the design, implementation or maintenance of the system that could materially harm our business.

Development of our AI products to make agents more efficient and improve customer experience may not be successful and may result in reputational harm and our future operating results could be materially harmed.

We plan to increase and provide our customers with AI-powered applications, including conversational virtual agents, agent assistance and business insights. While we aim for our AI-powered applications to make agents more efficient and improve customer experience, our AI models may not achieve sufficient levels of accuracy. In addition, we may not be able to acquire sufficient training data or our training data may contain biased information. Furthermore, the costs of AI technologies, such as speech recognition and natural language processing, may be too high for market adoption. Our competitors or other organizations may incorporate AI features into their products more quickly or effectively and their AI features may achieve higher market acceptance than ours, which may result in us failing to recoup our investments in developing AI-powered applications. Should any of these items or others occur, our ability to compete, our reputation and operating results may be materially and adversely affected.

If our products fail, or are perceived to fail, to perform properly or if they contain technical defects, our reputation could be harmed, our market share may decline, and/or we could be subject to product liability claims.

Our products may contain undetected errors or defects that may result in failures or otherwise cause our products to fail to perform in accordance with customer expectations and contractual obligations. Moreover, our customers could incorrectly implement or inadvertently misuse our products, which could result in customer dissatisfaction and harm the perceived utility of our products and our brand. Because our customers use our products for mission-critical aspects of their business, any real or perceived errors or defects in, or other performance problems with, our products may damage our customers' businesses and could significantly harm our reputation. If that occurs, we could lose future sales, or our existing customers could cancel their use of our products, seek payment credits, seek damages against us, or delay or withhold payment to it, which could result in reduced revenues, an increase in our provision for uncollectible accounts and service credits, an increase in collection cycles for accounts receivable, and harm our financial results. Customers also may make indemnification or warranty claims against us, which could result in significant expense and risk of litigation. Performance problems could result in loss of market share, reputational harm, failure to achieve market acceptance and the diversion of development resources.

Any product liability, intellectual property, warranty or other claims against us could damage our reputation and relationships with our customers and could require us to spend significant time and money in litigation or pay significant settlements or damages. Although we maintain general liability insurance, including coverage for errors and omissions, this coverage may not be sufficient to cover liabilities resulting from such claims. Also, our insurers may disclaim coverage. Our liability insurance also may not continue to be available to us on reasonable terms, in sufficient amounts, or at all. Any contract or product liability claims successfully brought against us would harm our business.

The contact center software market is subject to rapid technological change, and we must develop and sell incremental and new features and products in order to maintain and grow our business.

The contact center software market is characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products and features and continuing and rapid technological advancement. To compete successfully, we must continue to devote significant resources to design, develop, deploy and sell new and enhanced contact center products, applications and features that provide increasingly higher capabilities, performance and stability at lower cost. If we are unable to develop or acquire new features for our existing products or new applications that achieve market acceptance or that keep pace with technological developments, our business would be harmed. For example, we are focused on enhancing the reliability, features and functionality of our contact center products to enhance our utility to our customers, particularly larger customers, with complex, dynamic and global operations. The success of these enhancements depends on many factors, including timely development, introduction and market acceptance, as well as our ability to transition our existing customers to these new products, applications and features. Failure in this regard may significantly impede our revenue growth. In addition, because our products are designed to operate on a variety of systems, we need to continuously modify and enhance our solution to keep pace with changes in hardware, operating systems, the increasing trend toward multichannel communications and other changes to software technologies. We may not be successful in developing or acquiring these modifications and enhancements or bringing them to market in a timely fashion. Furthermore, uncertainties about the timing and nature of new network platforms or technologies, or modifications to existing platforms or technologies, could delay introduction of changes and updates to our products and increase our research and development expenses. Any failure of our products to operate effectively, including with future network platforms and technologies, could reduce the demand for our products, result in customer dissatisfaction and harm our business.

Our ability to continue to enhance our products is dependent on adequate research and development resources. If we are not able to adequately fund our research and development efforts, we may not be able to compete effectively and our business and operating results may be harmed.

In order to remain competitive, we must devote significant and increasing resources to developing new product offerings, features, and enhancements to our existing cloud contact center software, which will increase our research and development and operating expenses. Our research and development expenses totaled $31.4 million, $52.6 million and $20.2 million for the years ended December 31, 2022, 2021 and 2020, respectively. Maintaining adequate research and development personnel and resources to meet the demands of the market is essential. If we are unable to develop products, applications or features internally due to constraints, such as high employee turnover, insufficient cash, inability to hire sufficient research and development personnel or a lack of other research and development resources, we may miss market opportunities. Furthermore, many of our competitors have greater financial resources and expend considerably greater amounts on their research and development programs than we do, and those that do not may be acquired by larger companies that would allocate greater resources to our competitors' research and development programs. Our failure to devote adequate research and development resources or compete effectively with the research and development programs of our competitors could harm our business.

If we are unable to maintain the compatibility of our software with other products and technologies, our business would be harmed.

Our customers often integrate our products with their business applications. These third-party providers or their partners could alter their products so that our products no longer integrate well with them, or they could delay or deny our access to technology releases that allow us to adapt our products to integrate with their products in a timely fashion. If we cannot adapt our products to changes in complementary technology deployed by our customers, it may significantly impair our ability to compete effectively.

Our business could be harmed if our customers are not satisfied with the professional services or technical support provided by us or our partners.

Our business depends on our ability to satisfy our customers, not only with respect to our products, but also with the professional services and technical support that are required for our customers to implement and use our products to address their business needs. Professional services and technical support may be performed by our own staff or, in a select subset of cases, by third parties. Some of our professional services offerings have negative margins. Accordingly, any increase in sales of professional services could harm our gross margins and operating results. We will need to continue to expand and optimize our professional services and technical support in order to keep up with new customer installations and ongoing service, which takes time and expense to implement. In connection with our cost reduction plan implemented in January 2023, we decreased our total service personnel headcount, which could negatively impact our ability to respond quickly enough to accommodate short-term increases in customer demand for support services. We also may be unable to modify the format of our support services or change our pricing to compete with changes in support services provided by our competitors. Increased customer demand for these services, without corresponding revenues, could increase our costs and harm our operating results. If a customer is not satisfied with the deployment and ongoing services performed by us or a third party, we could lose customers, miss opportunities to expand our business with these customers, incur additional costs, or suffer reduced (including negative) margins on our service revenue, any of which could damage our ability to grow our business. In addition, negative publicity related to our professional services and technical support, regardless of its accuracy, may damage our business by affecting our ability to compete for new business with current and prospective customers.

We employ third-party licensed software for use in or with our products, and the inability to maintain these licenses or errors in the software we license could result in increased costs, or reduced service levels, which could harm our business.

Our products incorporate certain third-party software obtained under licenses from other companies. We anticipate that we will continue to rely on such software from third parties in the future. Although we believe that there are commercially reasonable alternatives to the third-party software we currently license, this may not be the case, or it may be difficult or costly to transition to other providers. In addition, integration of the software used in our products with new third-party software may require significant work and require substantial investment of our time and resources. To the extent that our products depend upon the successful operation of third-party software in conjunction with our software, any undetected errors or defects in this third-party software could prevent the deployment or impair the functionality of our products, delay new product introductions, result in increased costs, or a failure of our products and injure our reputation. Our use of additional or alternative third-party software would require us to enter into license agreements with third parties and to integrate such software into our products.

There can be no assurance that the technology licensed by us will continue to provide competitive features and functionality or that licenses for technology currently utilized by us or other technology that we may seek to license in the future, including to replace current third-party software, will be available to us at a reasonable cost or on commercially reasonable terms, or at all. Third-party licensors may also be acquired or go out of business, which could preclude us from continuing to use such technology. The loss of, or inability to maintain, existing licenses could result in lost product features and litigation. The loss of existing licenses could also result in implementation delays or reductions until equivalent technology or suitable alternative products could be developed, identified, licensed and integrated, and could increase our costs and harm our business.

Our products utilize open source software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

Our products include software covered by open source licenses, which may include, for example, free general public use licenses, open source frontend libraries and open source applications. The terms of various open source licenses have not been interpreted by United States courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market our products. By the terms of certain open source licenses, we could be required to release the source code of our proprietary software, and to make our proprietary software available under open source licenses, if we combine our proprietary software with open source software in a certain manner. In the event that portions of our proprietary software are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our technologies, or otherwise be limited in the licensing of our technologies, each of which could reduce or eliminate the value of our technologies and products. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Given the nature of open source software, there is also a risk that third parties may assert copyright and other intellectual property infringement claims against us based on our use of certain open source software programs. Many of the risks associated with the usage of open source software cannot be eliminated and could harm our business.

Risks Related to Intellectual Property

Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand.

Our success and ability to compete depend in part upon our intellectual property. As of December 31, 2022, our intellectual property portfolio included six registered U.S. trademarks and one issued U.S. patent. We primarily rely on copyright, trade secret and trademark laws, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our intellectual property rights. The steps we take to secure, protect and enforce our intellectual property rights may be inadequate. We may not be able to obtain any further patents or trademarks, our current patents could be invalidated or our competitors could design their products around our patented technology, and our pending applications may not result in the issuance of patents or trademarks. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in other countries are uncertain and may afford little or no effective protection of our proprietary technology, and the risk of intellectual property misappropriation may be higher in these countries. Consequently, we may be unable to prevent our proprietary technology from being infringed or exploited abroad, which could affect our ability to expand into international markets or require costly efforts to protect our technology.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation brought to protect and enforce our intellectual property rights could be costly, time consuming and distracting to our management and could result in the impairment or loss of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Accordingly, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. Our failure to secure, protect and enforce our intellectual property rights could substantially harm the value of our technology, products, brand and business.

We will likely be subject to third-party intellectual property infringement claims.

There is considerable patent and other intellectual property development activity and litigation in our industry. Our success depends upon our not infringing upon the intellectual property rights of others. Our competitors, as well as a number of other entities and individuals, may own or claim to own intellectual property relating to our industry.

Certain technology necessary for us to provide our products may be patented, copyrighted or otherwise protected by other parties either now or in the future. In such case, we would have to negotiate a license for the use of that technology. We may not be able to negotiate such a license at a price that is acceptable, or at all. The existence of such a patent, copyright or other protections, or our inability to negotiate a license for any such technology on acceptable terms, could force us to cease using such technology and offering products incorporating such technology.

Others in the future may claim that our products and underlying technology infringe upon or violate their intellectual property rights. However, we may be unaware of the intellectual property rights that others may claim cover some or all of our technology or products. Any claims or litigation could cause us to incur significant costs and expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, require that we refrain from using, manufacturing or selling certain offerings or features or using certain processes, prevent us from offering our products or certain features thereof, or require that we comply with other unfavorable terms, any of which could harm our business and operating results. We may also be obligated to indemnify our customers or business partners and pay substantial settlement costs, including royalty payments, in connection with any such claim or litigation and to obtain licenses, which could be costly. Even if we were to prevail in such a dispute, any litigation regarding our intellectual property could be costly and time consuming and divert the attention of our management and key personnel from our business operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

In the ordinary course of business, we enter into agreements of varying scope and terms pursuant to which we agree to indemnify customers, vendors, lessors, business partners and other parties for third-party claims with respect to certain matters, including, but not limited to, losses arising out of breach of such agreements, certain claims related to third-party privacy or cyber security breaches or from intellectual property infringement claims made by third parties. Large indemnity payments or damage claims from contractual breach could harm our business, results of operations and financial condition. Although we often contractually limit our liability with respect to such obligations, we may still incur substantial liability related to them. Any dispute with a customer with respect to such obligations could be expensive, even if we ultimately prevail, and could harm our relationship with that customer and other current and prospective customers, reduce demand for our products and harm our business, results of operations and financial condition.

Risks Related to Our Indebtedness

We may not be able to secure additional financing on favorable terms, or at all, to meet our future capital needs.

We may require additional capital to respond to business opportunities, challenges, acquisitions, a decline in sales, increased regulatory obligations or unforeseen circumstances and may engage in equity or debt financings or enter into credit facilities. We have a substantial amount of debt. As of December 31, 2022, we had approximately $54.9 million in principal amount outstanding under the term loan. See Note 10 to our consolidated financial statements included in Part II, Item 8 of this Annual Report.

Any debt financing obtained by us in the future could cause us to incur additional debt service expenses and could include restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and pursue business opportunities and could be secured by all of our assets. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution in their percentage ownership of us, and any new equity securities we issue could have rights, preferences and privileges senior to those of holders of our common stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to grow and support our business and to respond to business challenges could be significantly limited.

We may be unable to generate sufficient cash flow to satisfy our debt service obligations, which would adversely affect our results of operations and financial condition.

Our ability to make scheduled payments on, or to refinance our obligations under, our indebtedness will depend on our future operating performance and on economic, financial, competitive, legislative, regulatory and other factors. Many of these factors are beyond our control. We can provide no assurance that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to satisfy our obligations under our indebtedness or to fund our other needs. In order for us to satisfy our obligations under our indebtedness, we must continue to execute our business strategy. If we are unable to do so, we may need to refinance all or a portion of our indebtedness on or before maturity. We can provide no assurance that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

The terms of our indebtedness could adversely affect our business.

Our credit facility contains restrictive covenants that, among others, limit our ability to:

* pay dividends and make distributions and repurchase stock;
* engage in transactions with affiliates;
* create liens;
* incur indebtedness not under the credit facility;
* engage in sale-leaseback transactions;
* make investments;
* make loans and guarantee obligations of other persons;
* amend material agreements and organizational documents and enter into agreement affecting ability to pay dividends;
* maintain or contribute to a defined employee benefit plan or arrangement that is not subject to the laws of the U.S.; and
* sell or dispose of all or substantially all of our assets and engage in specified mergers or consolidations.

In addition, our credit facility contains certain financial covenants, including the maintenance of a consolidated total leverage ratio and a consolidated fixed charge coverage ratio that come into effect in March 2022. Our ability to borrow under the revolving facility depends on our compliance with these financial covenants. Events beyond our control, including changes in general economic and business conditions, may affect our ability to meet these financial covenants. We cannot guarantee that we will meet these financial covenants in the future, or that the lenders will waive any failure to meet these financial covenants.

Risks Related to Regulation

Alleged or actual failure by us, our competitors, or other companies to comply with the constantly evolving legal and contractual environment surrounding calling or texting, and the governmental or private enforcement actions related thereto, could harm our business, financial condition, results of operations and cash flows.

The legal and contractual environment surrounding calling and texting is constantly evolving. In the United States, two federal agencies, the FTC and the FCC, and various states have laws and regulations including, at the federal level, the Telephone Consumer Protection Act of 1991, that restrict the placing of certain telephone calls and texts by means of automatic telephone dialing systems, prerecorded or artificial voice messages and fax machines. In addition, there are a series of federal and state laws that regulate marketing calls and texts. Some of these laws require companies to institute processes and safeguards to comply with applicable restrictions. The legal interpretation of certain of the requirements of these laws has been in dispute before the courts and federal agencies, including for example as part of pending FCC proceedings and a case currently pending before the U.S. Supreme Court. Some of these laws, where a violation is established, can be enforced by the FTC, FCC, State Attorneys General, or private party litigants. In these types of actions and depending on the circumstances, the plaintiff may seek damages, statutory penalties, or other fees.

We have designed our products to comply with applicable law. To the extent that our products are viewed by customers or potential customers as less functional, or more difficult to deploy or use, because of our products' compliance features, we may lose market share to competitors that do not include similar compliance safeguards. Our contractual arrangements with our customers who use our solution to place calls also expressly require the customers to comply with all such laws and to indemnify us for any failure to do so.

Although we take steps to confirm that the use of our products complies with applicable laws, it is possible that the FTC, FCC, private litigants or others may attempt to hold our customers, or us as a software solution provider, responsible for alleged violations of these laws. In addition, errors in the design, configuration or implementation of our products may result in a failure of such products to comply with applicable law. To the extent any court finds that the products violated a controlling legal standard, we could face indemnification demands from our customers for costs, fees and damages with respect to calls placed using those products. It also is possible that we may not successfully enforce or collect upon our contractual indemnities from our customers. Defending such suits can be costly and time-consuming and could result in fines, damages, expenses and losses. Additionally, these laws, and any changes to them or the applicable interpretation thereof, that further restrict calling or texting consumers, adverse publicity regarding the alleged or actual failure by companies, including us, our customers and competitors, or other third parties, to comply with such laws or governmental or private enforcement actions related thereto, could result in a reduction in the use of our products by our customers and potential customers, which could harm our business, financial condition, results of operations and cash flows.

On December 12, 2018, the FCC issued an order concluding that certain text messaging services qualify as an "information service" under federal law and not a "telecommunications service." The regulatory significance to us is that the FCC's decision gives wireless carriers additional flexibility to manage messaging traffic on their network, including by blocking traffic. Such blocking efforts by carriers may make it more difficult for our customers to use messaging services provided by us as a part of our overall communications and outreach solution for our customers. Thus, although SMS comprises only a small portion of our revenue base, our future availability as an effective tool for communication and outreach for our customers and their customers remains uncertain and could cause our products to be less valuable to customers and potential customers.

Privacy concerns and domestic or foreign laws and regulations may reduce the demand for our solution, increase our costs and harm our business.

In order to provide our products, we receive and store personal data from customers, and we may also collect and store personal data from or about other data subjects, including our personnel, potential customers and website visitors. Various federal, state, and foreign laws and regulations as well as industry standards, and self-regulatory obligations, govern or may be argued to apply to the processing of personal data. We also may be bound by additional, more stringent contractual obligations relating to our collection, use, and disclosure of personal, financial, and other data. The regulatory environment for the collection and use of personal data is evolving in the United States and internationally. Privacy groups and government bodies, including the FTC, state attorneys general, the European Commission and European data protection authorities, have increasingly scrutinized privacy issues with respect to personal data, and we expect such scrutiny to continue to increase. The United States and foreign governments have enacted and are considering laws and regulations that could significantly impact the processing of personal data. These include laws such as the EU GDPR and the CCPA.

We have made and continue to make changes to our data protection compliance program in ongoing efforts to address applicable legal requirements. We also continue to monitor the implementation and evolution of data protection regulations, but if we are, or are alleged to be noncompliant with applicable laws, regulations, or other actual or asserted obligations relating to privacy, data protection or cybersecurity, we may be subject to claims, demands and litigation by private parties, investigations and other proceedings by regulatory authorities, and significant fines, penalties and obligations (such as restrictions on personal data processing) and our business may be harmed.

Additionally, some laws might require us to disclose proprietary or confidential aspects of our products in a manner that compromises the effectiveness of our products or that enables our competitors or bad actors to gain insight into the operation of our technology, enabling them to copy or circumvent our products and thereby reducing the value of our technology.

We publish privacy policies, notices and other documentation regarding our collection, processing, use and disclosure of personal data and/or other confidential information. Although we endeavor to comply with published policies, certifications, and documentation, we may at times fail to do so or may be perceived to have failed to do so. Moreover, despite our efforts, we may not be successful in achieving full compliance with all actual or asserted obligations, including if our employees or vendors fail to comply with our published policies, certifications, and documentation.

The costs of compliance with, and other burdens imposed by, such laws, regulations and other obligations that are applicable to us and the businesses of our customers may limit the use and adoption of our products and reduce overall demand for our products. Also, actual or alleged failure to comply with such laws may lead to significant fines, penalties or other regulatory liabilities, such as orders or consent decrees forcing us or our customers to modify business practices, and reputational damage or third-party claims, demands and lawsuits. Our business could be harmed if legislation or regulations are adopted, interpreted or implemented in a manner that is inconsistent from country to country and inconsistent with our current policies and practices, or those of our customers. We may be required to modify our policies and practices in order to address laws, regulations, and other obligations relating to privacy, data protection, and cybersecurity, which may be costly and which we may be unable to achieve in a commercially reasonable manner or at all.

Furthermore, privacy and data protection concerns may cause consumers to resist providing the personal data or other types of protected data that may be subject to laws and regulations that is necessary to allow our customers to use our products effectively. Even the perception of privacy concerns, whether or not valid, may inhibit market adoption of our products in certain industries or countries.

The European Union's GDPR may continue to increase our costs and the costs of our customers to operate, limit the use of our products or change the way we operate, expose us to substantial fines and penalties if we fail to comply, and has led to similar laws being enacted in other jurisdictions.

On May 25, 2018, the EU adopted the GDPR. The GDPR was intended to harmonize data protection laws throughout the EU by applying a single data protection law that is binding throughout each member state. We and many of our customers are subject to the GDPR based upon our processing of personal data collected from EU data subjects, such as our processing of personal data of our customers in the EU.

The GDPR enhances data protection obligations for processors and controllers of personal data, including, for example, expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements and onerous new obligations on services providers. Non-compliance with the GDPR can trigger steep fines of up to €20 million or 4% of total worldwide annual turnover, whichever is higher. The member states of the EU were tasked under the GDPR to enact certain implementing legislation that would add to or further interpret the GDPR requirements and this additional implementing legislation potentially extends our obligations and potential liability for failing to meet such obligations.

Given the breadth and depth of changes in data protection obligations, our compliance with the GDPR's requirements will continue to require time, resources and review of the technology and systems we use to address the GDPR requirements. We have procedures designed to maintain GDPR compliance. We continue to deliver product features that enhance our data management and security in support of GDPR compliance.

While we do not regularly transfer high volumes of personal data outside of the European Economic Area ("EEA"), we may do so in certain cases, including to countries which European regulators do not recognize as providing an adequate level of protection for personal data. We may have to implement new or additional processes, transfer mechanisms, or tools to comply with the GDPR or other applicable data protection laws, which may result in increased operational costs. Additionally, there are certain unsettled legal issues regarding transferring personal data outside of the EEA, the resolution of which may impact our ability to transfer personal data from the EEA to the United States.

Given the complexity of operationalizing the GDPR, the maturity level of available compliance frameworks and the relative lack of guidance in the interpretation of our numerous requirements, we and our customers are at risk of enforcement actions taken by EU data protection authorities or litigation from consumer advocacy groups acting on behalf of data subjects. This risk will likely remain until there is more guidance on the GDPR, including as to implementing legislation enacted by the member states and enforcement actions taken by various data protection authorities.

The implementation of the GDPR has led other jurisdictions to amend, or propose legislation to amend, their existing data protection laws to align with the requirements of the GDPR with the aim of obtaining an adequate level of data protection to facilitate the transfer of personal data from the EU. For example, the United Kingdom has adopted legislation substantially implementing the GDPR and providing for a similar penalty structure. Accordingly, the risks and challenges we face in the EU relating to data protection and cybersecurity apply to other jurisdictions outside the EU that maintain or adopt laws similar in construction to the GDPR or regulatory frameworks of equivalent complexity.

The CCPA and other evolving privacy legislation could increase our costs and the costs of our customers to operate, limit the use of our products or change the way we operate, and expose us to substantial fines and class action risk if we fail to comply, and lead to similar laws being enacted in other states.

In 2018, the State of California adopted the CCPA. The CCPA applies to certain for-profit entities doing businesses in California. We and our qualifying customers were required to comply with these requirements before the CCPA became effective on January 1, 2020.

The CCPA established a new privacy framework for covered businesses by creating an expanded definition of personal information and creating new data privacy rights for consumers in the State of California. As required by the statute, entities doing business in California have new and ongoing disclosure obligations to consumers for whom they hold or process personal data. Businesses must also provide consumers with the right to dictate how their personal information is used and shared. Complying with these obligations will involve continued expenditures that could increase as more consumers exercise their rights under the statute.

The CCPA also creates a new and potentially severe statutory damages framework for violations of provisions. The California Attorney General can enforce the CCPA by seeking statutory penalties for failure to comply with the act. For businesses that fail to implement reasonable security procedures, the CCPA also creates a private right of action for consumers whose personal data is subject to certain data breaches. This private right of action has the potential to create significant class action liability for businesses, like ours, that operate in California. To protect against these new risks, we may be necessary to change our insurance programs or take other business steps. Additionally, in November 2020, California voters passed the California Privacy Rights Act (the "CPRA") ballot initiative, which introduces significant amendments to the CCPA. The CPRA went into effect on January 1, 2023. Other states have proposed, and in some cases enacted, laws similar to the CCPA and the CPRA. For example, Virginia, Colorado, Utah, and Connecticut all have adopted comprehensive privacy laws that have become, or will become effective in 2023. The potential effects of the CCPA, CPRA, and other evolving privacy legislation are far-reaching and may require us to modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply. We are continuing to assess the impact of these developments on our business as additional information and guidance becomes available.

Increased taxes and surcharges (including Universal Service Fund, whether labeled a "tax," "surcharge," or other designation) on our products may increase our customers' cost of using our products and/or increase our costs and reduce our profit margins to the extent the costs are not passed through to our customers, and we may be subject to liabilities for past sales and other taxes, surcharges and fees.

The applicability of federal, state, and local taxes, fees, surcharges or similar taxes to our products is complex and subject to interpretation and change. Based on analysis of our activities, we have determined that either we are directly obligated to collect and remit U.S. state or local sales or use taxes in certain U.S. states, municipalities or local tax jurisdictions depending on the state(s) in question and the location of our customers, among other factors. The taxing authorities may challenge our interpretation of the laws and may assess additional taxes, penalties and interests which could have adverse effects on the results of operations and, to the extent we pass these through to our customers, demand for our products. We are registered for collecting and remitting applicable taxes where such a determination has been made and such registration is required. We analyze our activities and revenue to determine if we are subject to taxes in additional jurisdictions. Based on such ongoing assessment of our U.S. federal, state and local tax collection and remittance obligations, we register for tax purposes in such jurisdictions we deem required and collect and remit applicable state and local taxes to these jurisdictions.

Federal, state, and local taxing and regulatory authorities may challenge our position and may decide to audit our business and operations with respect to, for example, state or local sales, use, gross receipts, excise and utility user taxes, fees or surcharges, which could result in us being liable for taxes, fees, or surcharges, as well as related penalties and interest, above our recorded accrued liability or additional liability for taxes, fees, or surcharges, as well as penalties and interest for our customers, which could harm our results of operations and our relationships with our customers. In addition, if our international sales grow, additional foreign countries may seek to impose sales or other tax collection obligations on us, which would increase our exposure to liability.

If jurisdictions enact new legislation or if taxing and regulatory authorities promulgate new rules or regulations or expand or otherwise alter their interpretations of existing rules and regulations, we could incur additional liabilities. In addition, the collection of additional taxes, fees or surcharges in the future could increase our prices or reduce our profit margins. Compliance with new or existing legislation, rules or regulations may also make us less competitive with those competitors who are not subject to, or choose not to comply with, such legislation, rules or regulations. We have incurred, and will continue to incur, substantial ongoing costs associated with complying with state or local tax, fee or surcharge requirements in the numerous markets in which we conduct or will conduct business.

Our ability to offer products outside the United States is subject to different regulatory and taxation requirements which may be complicated and uncertain.

When we expand the sale and implementation of our solutions internationally, we will be subject to additional regulations, taxes, surcharges and fees. Compliance with these new complex regulatory requirements differ from country to country and are frequently changing and may impose substantial compliance burdens on our business. At times, it may be difficult to determine which laws and regulations apply and we may discover that we are required to comply with certain laws and regulations after having provided services for some time in that jurisdiction, which could subject us to liability for taxes, fees and penalties on prior revenues, and we may be subject to conflicting requirements. Additionally, as we expand internationally, there is risk that governments will regulate or impose new or increased taxes or fees on the types of products that we provide. Any such additional regulation or taxes could decrease the value of our international expansion and harm our results of operations.

Requirements for us or our suppliers to pay federal or state universal service fund contribution amounts and assessments (either us paying directly or paying through our suppliers in the form of surcharges) for other telecommunications funds or taxes could impact the desirability and profitability of our products.

Applicable requirements for us to pay to our suppliers, or in some instances to pay directly, federal or state universal service surcharge amounts and assessments for other telecommunications funds or taxes, continue to change over time and may impact the desirability and profitability of our products. For example, interconnected voice over internet protocol ("VoIP") providers are generally required to contribute to the federal Universal Service Fund, and the contribution rates have increased in recent years. In addition, if we are unable to continue to pass some or all of the cost of these surcharges and assessments to our customers, our profit margins will decrease. Our surcharge and assessment obligations, whether made directly or indirectly, may significantly increase in the future, due to new interpretations by governing authorities, governmental budget pressures, changes in our business model or products or other factors.

If we do not comply with federal or state laws and regulations, to the extent applicable, we could be subject to enforcement actions, forfeitures, loss of licenses/authorizations and possibly restrictions on our ability to operate or offer certain of our products.

Our business is impacted by federal and state laws and regulations. Additionally, we are registered with the FCC and began providing interconnected VoIP services in the second half of 2021. As an interconnected VoIP provider, we are subject to certain existing or potential FCC regulations. If we do not comply with federal or state laws and regulations, to the extent applicable to our interconnected VoIP or other services, we could be subject to enforcement actions, forfeitures, behavioral or operational remedies, and possibly restrictions on our ability to operate or offer certain of our products. Any enforcement action, elements of which may become public, would hurt our reputation in the industry, could impair our ability to sell our products to customers and could harm our business and results of operations.

Some of the regulations to which we may be subject or which otherwise may impact our business (in whole or in part) include:

- the Communications Assistance for Law Enforcement Act, or CALEA, which requires covered entities to assist law enforcement in undertaking electronic surveillance;
- contributions to federal or state Universal Service funds;
- payment of annual FCC regulatory fees based on our interstate and international revenues;
- rules pertaining to access to our products by people with disabilities and contributions to the Telecommunications Relay Services;
- 911 and E911 requirements;
- TRACED Act requirements; and
- FCC rules regarding Customer Proprietary Network Information, or CPNI, which prohibit us from using such information without customer approval, subject to certain exceptions.

If we do not comply with any current or future rules or regulations that apply to our business, we could be subject to additional and substantial fines and penalties (including those mentioned above), we may have to restructure our products, exit certain markets, accept lower margins or raise the price of our products, any of which could harm our business and results of operations.

Changes in government regulation applicable to the collections industry or any failure of us or our customers to comply with existing regulations could result in the suspension, termination or impairment of the ability of us or our customers to conduct business, may require the payment of significant fines by us or our customers and could require changes in customer's businesses that would reduce the need for our products, or require other significant expenditures.

Many of our customers operate in the collections industry, which is heavily regulated under various federal, state, and local laws, rules, and regulations. In particular, the Consumer Financial Protection Bureau ("CFPB"), FTC, state attorneys general and other regulatory bodies have the authority to impose certain restrictions on the collections industry and to investigate a variety of matters, including consumer complaints against debt collection companies, and can bring enforcement actions and seek monetary penalties, consumer restitution, and injunctive relief. If we, or our customers fail to comply with applicable laws, rules, and regulations, including, but not limited to, identity theft, privacy, data security, the use of automated dialing equipment, laws related to consumer protection, debt collection, and laws applicable to specific types of debt, it could result in the suspension or termination of the ability of our customers to conduct collection operations, which in turn would adversely affect us.

Additionally, new laws, rules or regulations, including changes to permissible communications in connection with consumer debt collection enacted by the CFPB, could limit the ability of certain of our customers to use our products or could potentially expose us or our customers to fines or penalties, which could reduce our revenues, or increase our expenses, and consequently adversely affect our business, financial condition and operating results. In addition, new federal, state or local laws or regulations, or changes in the ways these rules or laws are interpreted or enforced, could limit the activities of us or our customers in the future and could significantly increase the cost of regulatory compliance. Compliance with this extensive regulatory framework is expensive and labor-intensive. Any of the foregoing could have an adverse effect on our business, financial condition and operating results.

Regulation F, which implements the Final Debt Collection Practices Act and which took effect on November 30, 2021, governs third-party debt collectors and, among other things, limits the number of call attempts that a debt collector may make to a consumer to seven calls per account within a seven-day period. Once the debt collector makes actual contact with a consumer, the debt collector may not call the consumer again about that same account for a seven-day period. Adoption of the Regulation F Rule has required significant changes in the collection practices of some of our customers, and several of our customers have taken an even more conservative approach in their collection practices to ensure compliance with the rules, which has negatively impacted our revenue from these customers. We are not able to give any assurance that the effect of these new rules will not have a material impact on our results of operations or financial condition.

Legislative and regulatory changes to laws or policies related to loan deferment, forbearance, or forgiveness could have a material negative impact on the business operations and prospects of certain of our customers and as a result have a negative impact on our business, operations, and financial condition.

Legislative and regulatory changes to laws or policies related to loan deferment, forbearance, or forgiveness, including as a response to COVID-19, may have a significant impact on our customers' businesses. For example, on March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was signed into law. In compliance with the CARES Act, payments and interest accruals on federal student loans were suspended until September 30, 2020, and subsequent Executive Orders directed the Department of Education ("ED") to extend the suspension until May 1, 2022. While the CARES Act applies only to loans owned by the ED, several states announced various initiatives to suspend payment obligations for private student loan borrowers in those states. Additionally, on March 25, 2020, the ED announced that private collection agencies were required to stop making outbound collection calls and sending letters or billing statements to borrowers in default. Moreover, in April 2020, various restrictions around the servicing and collection of private education loans were enacted by certain states. There is additional uncertainty as to the future of student loan forbearance or forgiveness under President Biden's administration. President Biden has indicated a desire and a willingness to cancel federal student loan debt for certain individuals up to a threshold amount and there have been similar proposals in Congress.

Additionally, the CARES Act allowed borrowers affected by the COVID-19 pandemic to request temporary loan forbearance for federally-backed mortgage loans. Nevertheless, servicers of mortgage loans are contractually bound to advance monthly payments to investors, insurers, and taxing authorities regardless of whether the borrower actually makes those payments. While government-sponsored enterprises, including Fannie Mae and Freddie Mac, recently issued guidance limiting the number of payments a servicer must advance in the case of a forbearance, loan servicers expect that a borrower who has experienced a loss of employment or a reduction of income may not repay the forborne payments at the end of the forbearance period. Additionally, loan servicers are prohibited by the CARES Act from collecting certain servicing related fees, such as late fees, during the forbearance plan period. They are further prohibited from initiating foreclosure and/or eviction proceedings under applicable investor and/or state law requirements.

These legislative and regulatory changes have had, and these and other changes that may be promulgated in the future, may have a negative impact on certain of our customers who service student loans or federally backed mortgage loans. In particular, forgiveness of outstanding loans or a suspension of loan payments and interest accruals may lead to a reduction in the demand for our customers' business, resulting in a corresponding reduction to our business. Due to the impact of new legislation and regulation, coupled with the additional uncertainty of the new presidential administration's student loan-related initiatives, we are not able to estimate the ultimate impact of changes in law on our customers and consequently our financial results, business operations, or strategies. Until the future of loan servicing is decided, our customers in this industry will continue to experience increased uncertainty. Our profitability, results of operations, financial condition, cash flows, and future business prospects could be materially and adversely affected as a result.

Risks Related to Ownership of Our Securities

We are a "controlled company" within the meaning of the rules of Nasdaq and, as a result, LiveVox is qualified for exemptions from certain corporate governance requirements. Our shareholders may not have the same protections as those afforded to shareholders of companies that are subject to such governance requirements.

Funds affiliated with Golden Gate Capital have sole voting and dispositive power over the securities held by LiveVox TopCo LLC, which controls a majority of the voting power of our Class A common stock. As a result, we are a "controlled company" within the meaning of the corporate governance standards of Nasdaq. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements, including:

- the requirement that a majority of our Board consist of independent directors;
- the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;
- the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and
- the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

While we currently do not utilize any of these exceptions, we are qualified to do so. As a result, we may not have a majority of independent directors on our Board, our compensation and nominating and corporate governance committees may not consist entirely of independent directors and our compensation and nominating and corporate governance committees may not be subject to annual performance evaluations. Accordingly, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Golden Gate Capital controls us, and its interests may conflict with ours or yours in the future.

Golden Gate Capital beneficially owns approximately 71.5% of our common stock as of December 31, 2022.

As long as Golden Gate Capital owns or controls a significant percentage of our outstanding voting power, they will have the ability to significantly influence all corporate actions requiring stockholder approval, including the election and removal of directors and the size of our Board, any amendment to our Second Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws, or the approval of any merger or other significant corporate transaction, including a sale of substantially all of our assets. This concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of the Company, which could cause the market price of our Class A common stock to decline or prevent stockholders from realizing a premium over the market price for Class A common stock.

Because our Certificate of Incorporation opts out of Section 203 of the DGCL regulating certain business combinations with interested stockholders, Golden Gate Capital may transfer shares to a third party by transferring their shares of Common Stock without the approval of our Board or other stockholders, which may limit the price that investors are willing to pay in the future for shares of our Common Stock.

Golden Gate Capital's interests may not align with our interests as a company or the interests of our other stockholders. In the ordinary course of their business activities, Golden Gate Capital and its affiliates may engage in activities where their interests conflict with our interests or those of our other shareholders, such as investing in or advising businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours. Our Certificate of Incorporation provides that none of Golden Gate Capital, any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or its affiliates has any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Golden Gate Capital also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, Golden Gate Capital may have an interest in pursuing acquisitions, divestitures, and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you.

We have never paid cash dividends and do not anticipate paying any cash dividends on our common stock.

We currently do not plan to declare dividends on shares of our common stock in the foreseeable future and plan to, instead, retain any earnings to finance our operations and growth. In addition, the terms of our credit facility restrict our ability to pay dividends. Because we have never paid cash dividends and do not anticipate paying any cash dividends on our common stock in the foreseeable future, the only opportunity to achieve a return on an investor's investment in our company will be if the market price of our Class A Common Stock appreciates and the investor sells its shares at a profit. There is no guarantee that the price of our Class A Common Stock that will prevail in the market will ever exceed the price that an investor pays.

We may amend the terms of the Warrants in a manner that may be adverse to holders of Public Warrants with the approval by the holders of at least 65% of the then outstanding Public Warrants. As a result, the exercise price of your Warrants could be increased, the Warrants could be converted into cash or stock, the exercise period could be shortened and the number of shares of our Class A common stock purchasable upon exercise of a Warrant could be decreased, all without your approval.

Our Warrants were issued in registered form under a Warrant Agreement between Continental Stock Transfer & Trust Company, as Warrant Agent, and us. Such Warrant Agreement provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 65% of the then outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of Public Warrants. Accordingly, we may amend the terms of the Public Warrants in a manner adverse to a holder if holders of at least 65% of the then outstanding Public Warrants approve of such amendment. Although our ability to amend the terms of the Public Warrants with the consent of at least 65% of the then outstanding Public Warrants is not unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the Warrants, convert the Warrants into cash or stock, shorten the exercise period or decrease the number of shares of our Class A common stock purchasable upon exercise of a Warrant.

We may redeem your unexpired Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your Warrants worthless.

We have the ability to redeem outstanding Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per Warrant; provided that the last reported sales price of our Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like and for certain issuances of Class A common stock and equity-linked securities as described above) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date we send the notice of redemption to the Warrant holders. If and when the Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding Warrants could force you to: (1) exercise your Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so (2) sell your Warrants at the then-current market price when you might otherwise wish to hold your Warrants; or (3) accept the nominal redemption price which, at the time the outstanding Warrants are called for redemption, is likely to be substantially less than the market value of your Warrants.

Anti-takeover provisions contained in our Second Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Our Second Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws contain provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests. We are also subject to anti-takeover provisions under Delaware law, which could delay or prevent a change of control. Together, these provisions may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities. These provisions include:

- no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;
- a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of the Board;
- the requirement that directors may only be removed from the Board for cause;
- the right of our Board to elect a director to fill a vacancy created by the expansion of our Board or the resignation, death or removal of a director in certain circumstances, which prevents stockholders from being able to fill vacancies on our Board;
- a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;
- a prohibition on stockholders calling a special meeting and the requirement that a meeting of stockholders may only be called by members of our Board, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;
- the requirement that changes or amendments to certain provisions of our Second Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws must be approved by holders of at least two-thirds of the Common Stock entitled to vote; and
- advance notice procedures that stockholders must comply with in order to nominate candidates to our Board or to propose matters to be acted upon at a meeting of stockholders, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of the Company.

Our Second Amended and Restated Certificate of Incorporation includes a forum selection clause.

Our Second Amended and Restated Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (1) derivative action or proceeding brought on behalf of the Company, (2) action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or employee of the Company to the Company or its stockholders, (3) action asserting a claim pursuant to any provision of the DGCL or our Second Amended and Restated Certificate of Incorporation, or our bylaws, or (4) action asserting a claim against the Company, its directors, officers or employees governed by the internal affairs doctrine. Notwithstanding the foregoing, our Second Amended and Restated Certificate of Incorporation provides that the provision described in the preceding paragraph shall not apply to suits to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Our Second Amended and Restated Certificate of Incorporation further provides the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Our decision to adopt a federal forum provision for suits arising under federal securities laws in our Second Amended and Restated Certificate of Incorporation followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. However, such provision may not be enforceable under Section 22 of the Securities Act, and it may be possible for the Company to be sued in applicable state and local courts notwithstanding such provision.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder.

The forum selection clause may discourage claims or limit stockholders' ability to submit claims in a judicial forum that they find favorable and may result in additional costs for a stockholder seeking to bring a claim. If a court were to determine the forum selection clause to be inapplicable or unenforceable in an action, we may incur additional costs in conjunction with our efforts to resolve the dispute in an alternative jurisdiction, which could have a negative impact on our results of operations and financial condition and result in a diversion of the time and resources of our management and board of directors.

The JOBS Act permits "emerging growth companies" like us to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies.

We qualify as an emerging growth company ("EGC") as defined in Section 2(a)(19) of the Securities Act, as modified by the Jumpstart Our Business Startups Act ("JOBS Act"). As such, we take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not EGCs for as long as we continue to be an EGC, including (i) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under SOX, (ii) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (iii) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. As a result, our stockholders may not have access to certain information they deem important. We will remain an EGC until the earliest of (i) the last day of the fiscal year (a) 2024, the fifth anniversary of Crescent's IPO, (b) in which we have total annual gross revenue of at least $1.235 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A common stock that is held by non-affiliates exceeds $700 million as of the last business day of our prior second fiscal quarter, and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. We had net revenues during the years ended December 31, 2022 and 2021 of $136.0 million and $119.2 million, respectively. If we expand our business through acquisitions and/or continue to grow revenues organically, we may cease to be an EGC prior to the end of 2024.

In addition, Section 107 of the JOBS Act also provides that an EGC can take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act as long as we are an EGC. An EGC can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-EGSs, but any such election to opt out is irrevocable. We have elected to avail ourselves of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an EGC, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company that is neither an EGC nor an EGC that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

We cannot predict if investors will find our Class A common stock less attractive because we will rely on these exemptions. If some investors find our Class A common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

General Risks

Our quarterly and annual results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our quarterly and annual results of operations, including our revenues, profitability and cash flow have varied, and may vary significantly in the future, and period-to-period comparisons of our operating results may not be meaningful. Accordingly, the results of any one quarter or period, or series of quarters or periods, should not be relied upon as an indication of future performance. Our quarterly and annual financial results may fluctuate as a result of a variety of factors, many of which are outside our control and, as a result, may not fully reflect the underlying performance of our business. Fluctuation in quarterly and annual results may harm the value of our common stock. Factors that may cause fluctuations in our quarterly and annual results include, without limitation:

- market acceptance of our products;
- our ability to attract new customers and grow our business with existing customers;
- customer renewal rates;
- customer attrition rates;
- our ability to adequately expand our sales and service team;
- our ability to acquire and maintain strategic and customer relationships;
- the timing and success of new product and feature introductions by us or our competitors or any other change in the competitive dynamics of our industry, including consolidation, partnership or collaboration among competitors, customers or strategic partners;
- network outages or security breaches or incidents, which may result in additional expenses or losses, legal or regulatory actions, the loss of customers, the provision of customer credits, and/or harm to our reputation;
- general economic, industry and market conditions;
- the amount and timing of costs and expenses related to the maintenance and expansion of our business, operations and infrastructure;
- seasonal factors that may cause our revenues to fluctuate across quarters;
- inaccessibility or failure of our products due to failures in the products or services provided by third parties;
- the amount and timing of costs and expenses related to our research and development efforts or in the acquisition of technologies or businesses and potential future charges for impairment of goodwill from acquired companies;
- our ability to successfully integrate companies and businesses that we acquire and achieve a positive return on our investment;
- our ability to expand and effectively utilize our network of master agents, referral agents and other third-party selling partners;
- changes in accounting rules under current and future generally accepted accounting principles in the United States ("U.S. GAAP");
- changes in our pricing policies or those of our competitors;
- increases or decreases in the costs to provide our products or pricing changes upon any renewals of customer agreements;
- the level of professional services and support we provide our customers;
- fluctuations or changes in the components of our revenue;
- the addition or loss of key customers, including through acquisitions or consolidations;
- compliance with, or changes in, the current and future domestic and international regulatory environments;
- the hiring, training and retention of our key employees;
- the reduction of our global workforce through cost saving initiatives, such as the one we implemented in January 2023;
- changes in law or policy that impact us or our customers or suppliers;
- the outcome of litigation or other claims against us;
- the ability to expand internationally, and to do so profitably;
- our ability to obtain additional financing on acceptable terms if and when needed; and
- advances and trends in new technologies and industry standards.

Adverse economic conditions may harm our business.

Our business depends on the overall demand for cloud contact center software solutions and on the economic health of our current and prospective customers. In addition to the United States, we may market and sell our products in international markets in the future. If economic conditions, including currency exchange rates, in these areas and other key potential markets for our solutions remain uncertain or deteriorate, customers may delay or reduce their contact center and overall information technology spending. If our customers or potential customers experience economic hardship, this could reduce the demand for our products, delay and lengthen sales cycles, lower prices for our products, and lead to slower growth or even a decline in our revenue, operating results and cash flows.

Compliance obligations under the Sarbanes-Oxley Act may require substantial financial and management resources.

As a public company, we are required to comply with the SEC's rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act of 2002 ("SOX"), which require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of internal control over financial reporting.

We may need to undertake various actions, such as implementing additional internal controls and procedures and hiring additional accounting or internal audit staff. Testing and maintaining these controls can also divert our management's attention from other matters that are important to the operation of our business. If we are not able to implement the requirements of Section 404, including any additional requirements once we are no longer an EGC, in a timely manner or with adequate compliance, we may not be able to assess whether our internal controls over financial reporting are effective, which may subject us to adverse regulatory consequences and could harm investor confidence and the market price of our securities. Additionally, once we are no longer an EGC, we will be required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting.

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

If we identify material weaknesses in the internal control over financial reporting or are unable to comply with the requirements of Section 404 or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting when we no longer qualify as an EGC, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A common stock, Warrants, and Units could be negatively affected, and we could become subject to investigations by the Securities and Exchange Commission ("SEC") or other regulatory authorities, which could require additional financial and management resources.

Changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and affect our reported operating results.

U.S. GAAP is subject to interpretation by the Financial Accounting Standards Board ("FASB"), the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in accounting standards or practices can have a significant effect on our reported results and may even affect our consolidated financial statements issued before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and will occur in the future. Changes to existing rules or the questioning of current practices may harm our reported financial results or the way we account for or conduct our business.

For example, in May 2014, the FASB issued new revenue recognition rules under Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers*, which included a single set of rules and criteria for revenue recognition to be used across all industries. We adopted this standard in January 2019 using a full retrospective method. With the adoption of this standard, the timing of our commission expense recognition changed, which caused fluctuations in our operating results. See Note 4 to our consolidated financial statements included in Part II, Item 8 of this Annual Report.

Further, in February 2016, the FASB issued new rules for leases under the ASC 842, *Leases*, which requires a lessee to recognize assets and liabilities for both finance, previously known as capital, and operating leases with lease terms of more than 12 months. We adopted this standard in January 2020 using a modified retrospective method. With the adoption of this standard, we recognized right-of-use, or ROU, assets and lease liabilities for operating leases. See Note 9 to our consolidated financial statements included in Part II, Item 8 of this Annual Report.

The application of any new accounting guidance is, and will be, based on all information available to us as of the date of adoption and up through subsequent interim reporting, including transition guidance published by the standard setters. However, the interpretation of these new standards may continue to evolve as other public companies adopt the new guidance and the standard setters issue new interpretative guidance related to these rules. As a result, changes in the interpretation of these rules could result in material adjustments to our application of the new guidance, which could have a material effect on our results of operations and financial condition. Additionally, any difficulties in implementing these pronouncements could cause us to fail to meet our financial reporting obligations, which could result in regulatory discipline, cessation or disruption of trading in our common stock and harm investors' confidence in us.

In addition, certain factors have in the past and may in the future cause us to defer recognition of revenues. For example, the inclusion in our customer contracts of non-standard terms, such as acceptance criteria, could require the deferral of revenue. To the extent that such contracts become more prevalent in the future our revenue may be impacted.

Because of these factors and other specific requirements under U.S. GAAP for revenue recognition, we must have precise terms and conditions in our arrangements in order to recognize revenue when we deliver our products or perform our professional services.

Negotiation of mutually acceptable terms and conditions can extend our sales cycle, and we may accept terms and conditions that do not permit revenue recognition at the time of delivery.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our financial condition and results of operations.

We are subject to income taxes in the United States, and our domestic tax liabilities are subject to the allocation of expenses in differing jurisdictions. Our effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

- changes in the valuation of our deferred tax assets and liabilities;
- expected timing and amount of the release of any tax valuation allowances;
- tax effects of stock-based compensation;
- costs related to intercompany restructurings;
- changes in tax laws, regulations or interpretations thereof; or
- lower than anticipated future earnings in jurisdictions where we have lower statutory tax rates and higher than anticipated future earnings in jurisdictions where we have higher statutory tax rates.

In addition, we may be subject to audits of our income, sales and other transaction taxes by U.S. federal and state authorities. Outcomes from these audits could have an adverse effect on our financial condition and results of operations.

A market for our securities may not continue, which would adversely affect the liquidity and price of our securities.

An active trading market for our securities may not be sustained. In addition, the price of our securities can vary due to general economic conditions and forecasts, our general business condition and the release of our financial reports. Additionally, if our securities become delisted from Nasdaq for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of our securities may be more limited than if we were quoted or listed on Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

We are subject to many hazards and operational risks that can disrupt our business, some of which may not be insured or fully covered by insurance.

Our operations are subject to many hazards inherent in the cloud contact center software business, including:

- damage to third-party and our infrastructure and data centers, related equipment and surrounding properties caused by earthquakes, hurricanes, tornadoes, floods, fires and other natural disasters, explosions and acts of terrorism;
- security breaches resulting in loss or disclosure of confidential customer and customer data and potential liability to customers and non-customer third parties for such losses on disclosures; and
- other hazards that could also result in suspension of operations, personal injury and even loss of life.

These risks could result in substantial losses and the curtailment or suspension of our operations. For example, in the event of a major earthquake, hurricane, tropical storm, flooding or severe weather or catastrophic events such as fire, power loss, telecommunications failure, cyber-attack, war or terrorist attack impacting our headquarters or any of the data centers we use, we may be unable to continue our operations and may endure system and service interruptions, reputational harm, delays in product development, breaches of data security and loss of critical data, any of which could harm our business and operating results.

We are not insured against all claims, events or accidents that might occur. If a significant accident or event occurs that is not fully insured, if we fail to recover all anticipated insurance proceeds for significant accidents or events for which we are insured, or if we or our data center providers fail to reopen facilities damaged by such accidents or events, our operations and financial condition could be harmed. In addition to being denied coverage under existing insurance policies, we may not be able to maintain or obtain insurance of the type and amount we desire at reasonable rates.

We may acquire other companies or technologies or be the target of strategic transactions, which could divert our management's attention, result in additional dilution to our stockholders and otherwise disrupt our operations and harm our operating results.

We may acquire or invest in businesses, applications or technologies that we believe could complement or expand our products, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management, and cause us to incur various costs and expenses in identifying, investigating and pursuing acquisitions, whether or not they are consummated. We may not be able to identify desirable acquisition targets or be successful in entering into an agreement with any particular target.

To date, the growth in our business has been primarily organic, and we have limited experience in acquiring other businesses. With respect to any future acquisitions, we may not be able to successfully integrate acquired personnel, operations and technologies, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from these or any future acquisitions due to a number of factors, including:

- inability to integrate or benefit from acquisitions in a profitable manner;
- unanticipated costs or liabilities associated with the acquisition, including legal claims arising from the activities of companies or businesses we acquire;
- acquisition-related costs;
- difficulty converting the customers of the acquired business to our products and contract terms, including due to disparities in the revenue, licensing, support or professional services model of the acquired company;
- difficulty integrating the accounting systems, operations and personnel of the acquired business;
- difficulties and additional costs and expenses associated with supporting legacy products and the hosting infrastructure of the acquired business;
- diversion of management's attention from other business concerns;
- harm to our existing relationships with our partners and customers as a result of the acquisition;
- the loss of our or the acquired business's key employees;
- diversion of resources that could have been more effectively deployed in other parts of our business; and
- use of substantial portions of our available cash to consummate the acquisition.

In addition, a significant portion of the purchase price of companies and businesses we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. If our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could harm our results of operations.

Acquisitions could also result in dilutive issuances of equity securities, the use of our available cash, or the incurrence of additional debt to fund such acquisitions, which could harm our operating results. If an acquired business fails to meet our expectations, our operating results, business and financial condition could suffer.

In addition, third parties may be interested in acquiring us. We will continue to consider, evaluate and negotiate such transactions as we deem appropriate. Such potential transactions may divert the attention of management, and cause us to incur various costs and expenses in investigating, evaluating and negotiating such transactions, whether or not they are consummated.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We do not own any real estate or other physical properties materially important to our operation. Our principal executive offices are located at 655 Montgomery Street, Suite 1000, San Francisco, California, 94111. In addition to our principal executive offices, our business operates in Medellin, Colombia; and Bangalore, India. LiveVox's principal executive and other offices are leased by the Company or one of its affiliates from third parties. We use our principal executive and other offices primarily for our management, engineering, technology, product management, sales and marketing, finance, legal, people operations, general administrative and information technology teams.

We believe that our current facilities are underutilized as more of our employees shift to a hybrid or remote work environment. Accordingly, we are reevaluating our global office capacity with a view to reducing or eliminating certain underutilized physical office space. However, we believe that suitable additional space will be available to accommodate any expansion of our operations if needed.

ITEM 3. LEGAL PROCEEDINGS

The Company is currently, and from time to time may become, involved in legal or regulatory proceedings arising in the ordinary course of its business, including tort claims, employment disputes and commercial contract disputes. Although the outcome of such claims cannot be predicted with certainty, as of the date of this Annual Report, we were not a party to any litigation or regulatory proceeding that would reasonably be expected to be material to LiveVox's business, results of operations, financial condition or cash flows. Please read Note 22 to the consolidated financial statements included in Part II, Item 8 of this Annual Report, which is incorporated by reference herein.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our Class A common stock, Warrants and Units trade on Nasdaq under the symbols "LVOX," "LVOXW" and "LVOXU," respectively.

Holders

On February 24, 2023, there were 26 holders of record of our Class A common stock, 14 holders of record of our Warrants, and 1 holder of record of our Units. These numbers do not include a greater number of beneficial holders of our securities whose securities are held by banks, brokers and other financial institutions.

Dividend Policy

We have not paid any cash dividends on our Class A common stock to date. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition. The payment of any cash dividends will be within the discretion of our board of directors at such time. In addition, our board of directors is not currently contemplating and does not anticipate declaring any stock dividends in the foreseeable future. Further, under the terms of our credit facility, our ability to declare dividends is limited by restrictive covenants.

Recent Sales of Unregistered Equity Securities, Use of Proceeds, and Purchases of Equity Securities

None.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Throughout this section, unless otherwise noted, the "Company," "LiveVox," "we," "us," and "our" refers to LiveVox Holdings, Inc., and its subsidiaries, collectively. You should read the following discussion and analysis of our financial condition and results of operations in conjunction with other sections of this Annual Report, including "Item 1. Business," and the audited consolidated financial statements and related notes thereto included in Part II, Item 8 of this Annual Report. In addition to historical information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth in the section entitled "Item 1A. Risk Factors" in this Annual Report.

Overview

We enable next-generation cloud contact center functionality through a cloud contact-center-as-a-service ("CCaaS") platform that we provide for enterprises, business process outsourcers ("BPOs") and collections agencies. Our CCaaS platform provides customers with a scalable, cloud-based architecture and pre-integrated artificial intelligence ("AI") capabilities to support enterprise-grade deployments of our solutions including omnichannel customer connectivity, customer relationship management ("CRM") and workforce engagement management ("WEM"). Our omnichannel product offerings enable our customers to connect with their customers via their channel of choice, including human voice, virtual agents powered by AI, email, text or web chat. Our platform features a native CRM which unifies disparate, department-level systems of record to present contact center agents with a single view of its customers without displacing or replacing existing CRMs or other systems of record. Our WEM offerings include a lightweight yet fully-featured product that meets the needs of smaller or less mature contact center operations as well as seamless integration with WEM products from other providers.

We typically sell our products to customers under one- to three-year subscription contracts that stipulate a minimum amount of monthly usage and associated revenue with the ability for the customer to consume excess usage above the minimum contract amount, all recognized on a monthly basis following deployment to the customer. Excess usage revenue is deemed to be specific to the month in which the usage occurs, since the minimum usage commitments reset at the beginning of each month. Subscription revenue accounted for 98%, 98% and 99% for fiscal 2022, 2021 and 2020, respectively, of our total revenue with the remainder consisting of professional services and other non-recurring revenue derived from the implementation of our products.

Matters Affecting Comparability

LiveVox's financial condition and results of operations may not be comparable between periods as a result of the Merger (as defined below) and becoming a public company.

Pursuant to Accounting Standards Codification ("ASC") 805, *Business Combinations*, the merger between LiveVox Holdings, Inc. (hereinafter referred to as "Old LiveVox") and Crescent Acquisition Corp ("Crescent") consummated on June 18, 2021 (the transaction referred to as the "Merger") was accounted for as a reverse recapitalization, rather than a business combination, for financial accounting and reporting purposes. Accordingly, Old LiveVox was deemed the accounting acquirer (and legal acquiree) and Crescent was treated as the accounting acquiree (and legal acquirer). Under this method of accounting, the reverse recapitalization was treated as the equivalent of Old LiveVox issuing stock for the net assets of Crescent, accompanied by a recapitalization. The net assets of Crescent are stated at historical cost, with no goodwill or other intangible assets recorded. The consolidated assets, liabilities and results of operations prior to the Merger are those of Old LiveVox. The shares and corresponding capital amounts and earnings per share available for common stockholders, prior to the Merger, have been retroactively restated as shares reflecting the exchange ratio established in the Merger Agreement dated January 13, 2021.

Excess Usage Revenue

A primary goal of LiveVox is to grow with our customers by enabling their success. Excess usage revenue, the difference between total revenue and contract revenue, allows a customer to flex their expenses with a variable nature as their business grows or contracts in the short term which can be described as pay for what you use. The ratio of total revenue divided by contract revenue, the usage multiplier, measures the risk vs. reward relationship that our portfolio of customers is willing to take, balancing the risk of falling below the minimum commitment against the reward of lower pricing as the contracted commitment grows.

As the type of customers LiveVox services grows, the historical risk vs. reward relationship of a smaller portfolio of customers may not predict the future behavior of our current portfolio. As we desire to share in the success we enable at our customers, we also share in the impact external events have on our customers. We believe several external events have impacted our customers and thus have impacted LiveVox during fiscal 2021 and fiscal 2022.

In March of fiscal 2020 driven by the effects of COVID-19, we began to experience softness in our excess usage revenue in relation to our contract revenue. Our usage multiplier declined sequentially from the fourth quarter of fiscal 2020 to the second quarter of fiscal 2021. We attribute this softness to the effect of financial stimulus packages designed to address financial hardships and the accumulation of personal savings of Americans which allowed many of our customers in the collections industry to meet their collection goals with fewer interactions with debtors. Although our usage multiplier improved slightly through the fourth quarter of fiscal 2021, the second major external event, the CFPB 7x7 rule change, significantly impacted December of fiscal 2021 driving usage down sharply for a few months as our collections customers overreacted initially and then reached a new normal with many implementing best-practices as recommended by LiveVox. As fiscal 2022 progressed, the effect of tax collection favorably impacted the first and part of the second quarter, but a tight labor market, increased uncertainty caused by higher inflation and the invasion of Ukraine by Russia all unfavorably impacted our customers and as a result also unfavorably impacted LiveVox's usage multiplier. The usage multiplier decreased significantly in the second quarter of fiscal 2022 and has improved slightly in the third and again in the fourth quarters of fiscal 2022, essentially flattening out. Our percentage of customers in the collections industry has declined, however, we continue to expect the industry trends to be a tailwind for LiveVox as delinquencies and defaults have been increasing but we are uncertain as to the timing of when higher debt servicing combined with decreased savings levels by Americans will result in higher usage volumes for LiveVox.

The combination of the external events discussed above and other factors unique to each of our customers have resulted in the annual usage multiplier declining from 1.43 in fiscal 2020 to 1.32 in fiscal 2021 and 1.25 in fiscal 2022 with the fourth quarter exiting the year at 1.24.

LiveVox's Segments

The Company has determined that its Chief Executive Officer ("CEO") is its chief operating decision maker. The Company's CEO reviews financial information presented on a consolidated basis for purposes of assessing performance and making decisions on how to allocate resources. Accordingly, the Company has determined that it operates in a single reportable segment.

Key Operating and Non-GAAP Financial Performance Metrics

In addition to measures of financial performance presented in our consolidated financial statements, we monitor the key metrics set forth below to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts and assess operational efficiencies.

LTM Net Revenue Retention Rate

We believe that our Last Twelve Months ("LTM") Net Revenue Retention Rate provides us and investors with insight into our ability to retain and grow revenue from our customers and is a meaningful measure of the long-term value of our customer relationships. We calculate LTM Net Revenue Retention Rate by dividing the recurring revenue recognized during the most recent LTM period by the recurring revenue recognized during the LTM period immediately preceding the most recent LTM period, provided, however, that recurring revenue from a customer in the most recent LTM period is excluded from the calculation if recurring revenue was not recognized from that customer in the preceding LTM period. Customers who cease using our products during the most recent LTM period are included in the calculation. For example, LTM Net Revenue Retention for the 12-month period ending December 2022 includes recurring revenue from all customers for whom revenue was recognized from January of fiscal 2021 to December of fiscal 2021 regardless of whether such customers increased, decreased, or stopped their use of our products during fiscal 2022 (i.e., old customers), but excludes recurring revenue from all customers who began using our services from January of fiscal 2022 to December of fiscal 2022 (i.e., new customers). We define monthly recurring revenue as recurring monthly contract and excess usage revenue, which we calculate separately from one-time, non-recurring revenue by month by customer. We consider all contract and excess usage revenue, which represents 98% of our revenue, to be recurring revenue as all of our contracts provide for a minimum commitment amount. We consider professional services revenue and one-time adjustments, which are booked on a one-time, nonrecurring basis, to be non-recurring revenue. Professional services and other one-time adjustments are generally not material to the result of the calculation. However, one-time non-recurring revenue is important with respect to timing as we bill installation and non-standard statement of work fees immediately and recognize the revenue as the work is completed, which is generally in advance of the beginning of recurring revenue which is when we recognize the beginning of the LTM period immediately preceding the most recent LTM period.

The following table shows our LTM Net Revenue Retention Rate for the periods presented:

	Twelve Months Ended December 31,		
	2022	2021	2020
LTM Net Revenue Retention Rate	113 %	105 %	106 %

Our LTM Net Revenue Retention Rate reflects the expansion over time of our existing customers as they add new products and additional units of service. A much higher percentage of the product revenue from our customers is contracted on our per minute pricing model with a minimum commitment as compared to our per agent pricing model with minimum commitments for both agents and units of service.

Our LTM Net Revenue Retention Rate increased by 8 percentage points, to 113% in the twelve months ended December 31, 2022 from 105% in the twelve months ended December 31, 2021 primarily as a result of improvement in the excess usage revenue component of the Net Revenue Retention calculation (i.e. less of an unfavorable impact) due to tapering of the impact of COVID-19, described under "—*Excess Usage Revenue*—" above. Secondarily, the contracted component of the Net Revenue Retention rate for existing customers improved. In addition, monthly minimum contract revenue for all customers grew by 20% from fiscal 2021 to fiscal 2022.

Our LTM Net Revenue Retention Rate decreased by 1 percentage point, to 105% in the twelve months ended December 31, 2021 from 106% in the twelve months ended December 31, 2020 primarily as a result of the impact of COVID-19 which resulted in decrease in excess usage revenue, described under "—*Excess Usage Revenue*—" above. Despite the decline in LTM Net Revenue Retention Rate, monthly minimum contract revenue for all customers grew by 26% from fiscal 2020 to fiscal 2021.

Adjusted EBITDA

In addition to net loss presented in accordance with generally accepted accounting principle ("GAAP"), we monitor Adjusted EBITDA, a Non-GAAP financial measure, to analyze our financial results and believe that it is useful to investors, as a supplement to U.S. GAAP measures, in evaluating our ongoing operational performance and enhancing an overall understanding of our past financial performance. We believe that Adjusted EBITDA helps illustrate underlying trends in our business that could otherwise be masked by the effect of the income or expenses that we exclude from Adjusted EBITDA. Furthermore, we use this measure to establish budgets and operational goals for managing our business and evaluating our performance. We also believe that Adjusted

EBITDA provides an additional tool for investors to use in comparing our recurring core business operating results over multiple periods with other companies in our industry.

Adjusted EBITDA should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with U.S. GAAP, and our calculation of Adjusted EBITDA may differ from that of other companies in our industry. We compensate for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation of our consolidated financial statements in accordance with U.S. GAAP and reconciliation of Adjusted EBITDA to the most directly comparable U.S. GAAP measure, net loss. We calculate Adjusted EBITDA as net loss before (a) depreciation and amortization, (b) long-term equity incentive bonus, (c) stock-based compensation expense, (d) interest expense, net, (e) change in the fair value of warrant liability, (f) other expense (income), net, (g) provision for income taxes, and (h) other items that do not directly affect what we consider to be our core operating performance.

The following table shows a reconciliation of net loss to Adjusted EBITDA for the periods presented (dollars in thousands):

	Years Ended December 31,		
	2022	2021	2020
Net loss	$ (37,475)	$ (103,194)	$ (4,645)
Non-GAAP adjustments:			
Depreciation and amortization (1)	4,723	6,579	6,065
Long-term equity incentive bonus and stock-based compensation expenses (2)(3)	12,242	74,489	1,323
Interest expense, net	3,446	3,732	3,890
Change in the fair value of warrant liability	(134)	(1,242)	—
Other expense (income), net	138	(460)	154
Acquisition and financing related fees and expenses (4)	10	1,537	25
Transaction-related costs (4)	796	2,263	707
Golden Gate Capital management fee expenses (4)	—	135	781
Provision for income taxes	817	166	196
Severance costs (5)	552	—	—
Other non-recurring expenses (4)	48	—	—
Adjusted EBITDA (6)	$ (14,837)	$ (15,995)	$ 8,496

(1) Depreciation and amortization expenses included in our results of operations are as follows (dollars in thousands):

	Years Ended December 31,		
	2022	2021	2020
Cost of revenue	$ 1,633	$ 3,776	$ 3,826
Sales and marketing expense	2,450	2,390	1,961
General and administrative expense	432	281	160
Research and development expense	208	132	118
Total depreciation and amortization	$ 4,723	$ 6,579	$ 6,065

(2) Long-term equity incentive bonus included in our results of operations are as follows (dollars in thousands):

	Years Ended December 31,		
	2022	2021	2020
Cost of revenue	$ —	$ 9,697	$ 123
Sales and marketing expense	—	18,405	277
General and administrative expense	—	18,594	336
Research and development expense	—	23,888	31
Total long-term equity incentive bonus	$ —	$ 70,584	$ 767

(3) Stock-based compensation expenses included in our results of operations are as follows (dollars in thousands):

	Years Ended December 31,		
	2022	**2021**	**2020**
Cost of revenue	$ 1,275	$ 500	$ 57
Sales and marketing expense	2,934	865	113
General and administrative expense	4,012	1,169	273
Research and development expense	4,021	1,371	113
Total stock-based compensation expenses	$ 12,242	$ 3,905	$ 556

(4) Included in general and administrative expense for all periods presented.

(5) Severance costs relate to a one-time restructuring plan implemented in the third quarter of fiscal 2022, involving a reduction of approximate 3% of our global workforce. These severance costs included in our results of operations are as follows (dollars in thousands):

	Years Ended December 31,		
	2022	**2021**	**2020**
Cost of revenue	$ 400	$ —	$ —
Sales and marketing expense	147	—	—
General and administrative expense	—	—	—
Research and development expense	5	—	—
Total severance costs	$ 552	$ —	$ —

(6) Investments made during fiscal 2021 drove Adjusted EBITDA from $(0.2) million in the first quarter of fiscal 2021 to $(8.3) million in the first quarter of fiscal 2022, with fourth quarter of fiscal 2022 achieving Adjusted EBITDA of $0.5 million.

Non-GAAP Gross Profit and Non-GAAP Gross Margin Percentage

In addition to gross profit presented in accordance with GAAP, we also monitor non-GAAP gross profit and non-GAAP gross margin percentage. Management uses Non-GAAP gross profit and Non-GAAP gross margin percentage to evaluate operating performance and to determine resource allocation among our various product offerings. We believe Non-GAAP gross profit and Non-GAAP gross margin percentage allow for better comparison of our financial results with those of our competitors. We also believe Non-GAAP gross profit and Non-GAAP gross margin percentage provide useful information to investors and others to understand and evaluate our operating results in the same manner as our management and board of directors.

Non-GAAP gross profit and Non-GAAP gross margin percentage should not be considered in isolation from, or as a substitute for, U.S. GAAP measures. Non-GAAP gross profit and Non-GAAP gross margin percentage may not be comparable to similarly titled measures of other companies because other companies may not calculate Non-GAAP gross profit and Non-GAAP gross margin percentage or similarly titled measures in the same manner as we do. U.S. GAAP defines gross profit as revenue less cost of revenue. Cost of revenue includes all expenses associated with our various product offerings as more fully described under the caption "— *Components of Results of Operations—Cost of Revenue—*" below. We define Non-GAAP gross profit as gross profit after adding back the following items:

- depreciation and amortization;

- long-term equity incentive bonus and stock-based compensation expenses; and

- severance costs

We add back depreciation and amortization, long-term equity incentive bonus and stock-based compensation expenses, and severance costs because they are one-time or non-cash items. We eliminate the impact of these one-time or non-cash items because we do not consider them indicative of our core operating performance. Their exclusion facilitates comparisons of our operating performance on a period-to-period basis. Therefore, we believe showing Non-GAAP gross margin to remove the impact of these one-time or non-cash expenses is helpful to investors in assessing our gross profit and gross margin performance in a way that is similar to how management assesses our performance.

We calculate Non-GAAP gross margin percentage by dividing Non-GAAP gross profit by revenue, expressed as a percentage of revenue.

The following table shows a reconciliation of gross profit to Non-GAAP gross profit for the periods presented (dollars in thousands):

	Years Ended December 31,		
	2022	2021	2020
Gross profit	$ 84,967	$ 58,592	$ 63,069
Depreciation and amortization	1,633	3,776	3,826
Long-term equity incentive bonus and stock-based compensation expenses	1,275	10,197	180
Severance costs	400	—	—
Non-GAAP gross profit	$ 88,275	$ 72,565	$ 67,075
Gross margin %	62.5 %	49.1 %	61.5 %
Non-GAAP gross margin %	64.9 %	60.9 %	65.4 %

Components of Results of Operations

Revenue

We derive revenue by providing products under a variety of pricing models. Our recently released AI Virtual Agent product and our historical Voice product are provided under a usage-based pricing model with prices calculated on a per-minute basis with a contracted minimum commitment in accordance with the terms of the underlying pricing agreements. Voice is our predominant source of revenue. Other revenue sources are derived from products under the following pricing models:

1) a per "unit of measure" with a minimum commitment (e.g., Speech IQ);

2) the combination of per agent and per "unit of measure" models with minimum contracted commitments for each (e.g., SMS, email, U-CRM services);

3) a per agent pricing model with a minimum agent commitment (e.g., U-Script, U-Ticket, U-Chat, U-Quality Management, U-Screen Capture, U-CSAT, U-BI, Hosted PBX services); and

4) a per agent pricing model with a minimum agent commitment with a monthly maximum commitment (e.g., PDAS–our compliance product, U-BI).

Outside of Voice, our pricing models detailed above are relatively new to the market and are not yet material to our business from a financial perspective.

Cost of Revenue

Our cost of revenue consists of personnel costs and associated costs such as travel, information technology, facility allocations and stock-based compensation for Implementation and Training Services, Customer Care, Technical Support, Professional Services, User Acceptance Quality Assurance, Technical Operations and VoIP services to our customers. Other costs of revenue include non-cash costs associated with depreciation and amortization including acquired technology, charges from telecommunication providers for communications, data center costs and costs to providers of cloud communication services, software, equipment maintenance and support costs to maintain service delivery operations.

In the fourth quarter of fiscal 2021, we completed a major strategic milestone when our data center transitioned from a model based on maintaining a co-location facility with our own capital equipment to a 100% cloud strategy based on monthly recurring charges for capacity added in generally small step function increments. As a result, by the end of fiscal 2021 we eliminated our capital expenditures for data center equipment, fully depreciated our old co-location facility and increased our data center costs for our cloud provisioning. We expect feature release efficiencies for our cloud operations as research and development resources eliminate the release effort associated with our co-location deployment.

As our business grows, we expect to realize economies of scale in our cost of revenue. We use the LiveVox platform to facilitate data-driven innovations to identify and facilitate efficiency improvement to our implementation, customer care and support, and technical operations teams. Additionally, our research and development priorities include ease of implementation, reliability and ease of use objectives that reduce costs and result in economies of scale relative to revenue growth.

Operating Expenses

We classify our operating expenses as sales and marketing, general and administrative, and research and development.

Sales and Marketing. Sales and marketing expenses consist primarily of salaries and related expenses, including stock-based compensation, for personnel in sales and marketing, sales commissions, channel special program incentive funds ("SPIFF") and channel commissions, travel costs, as well as marketing pipeline management, content delivery, programs, campaigns, lead generation, and allocated overhead. We believe it is important to continue investing in sales and marketing to continue to generate revenue growth, and we expect sales and marketing expenses to increase in absolute dollars and fluctuate as a percentage of revenue as we continue to support our growth initiatives.

General and Administrative. General and administrative expenses consist primarily of salary and related expenses, including stock-based compensation, for management, finance and accounting, legal, information systems and human resources personnel, professional fees, compliance costs, other corporate expenses and allocated overhead. We expect that general and administrative expenses will fluctuate in absolute dollars from period to period but decline as a percentage of revenue over time.

Research and Development. Research and development expenses consist primarily of salary and related expenses, including stock-based compensation, for LiveVox personnel as well as limited outsourced software development resources related to the identification and development of improvements, and expanded features for our products, as well as quality assurance, testing, product management and allocated overhead. Research and development costs are expensed as incurred. We have not performed research and development for internal-use software that would meet the qualifications for capitalization. We believe it is important to continue investing in research and development to continue to expand and improve our products and generate future revenue growth, and we expect research and development expenses to increase in absolute dollars and fluctuate as a percentage of revenue as we continue to support our growth initiatives.

Results of Operations

Comparison of the years ended December 31, 2022 and 2021

The following tables summarize key components of our results of operations for the years ended December 31, 2022 and 2021 (in thousands, except per share data):

	Years Ended December 31,	
	2022	2021
Revenue	$ 136,025	$ 119,231
Cost of revenue	51,058	60,639
Gross profit	84,967	58,592
Operating expenses		
Sales and marketing expense	56,160	62,333
General and administrative expense	30,566	44,694
Research and development expense	31,449	52,562
Total operating expenses	118,175	159,589
Loss from operations	(33,208)	(100,997)
Interest expense, net	3,446	3,732
Change in the fair value of warrant liability	(134)	(1,242)
Other expense (income), net	138	(459)
Total other expense, net	3,450	2,031
Pre-tax loss	(36,658)	(103,028)
Provision for income taxes	817	166
Net loss	$ (37,475)	$ (103,194)
Net loss per share—basic and diluted	$ (0.41)	$ (1.29)
Weighted average shares outstanding—basic and diluted	92,003	79,964

Revenue

	Years Ended December 31,		$ Change	% Change
	2022	2021		
Revenue	$ 136,025	$ 119,231	$ 16,794	14.1 %

Revenue increased by $16.8 million, or 14.1%, to $136.0 million in fiscal 2022 from $119.2 million in fiscal 2021, primarily due to 20.2% growth in contracted revenue driven by the acquisition of new customers and upsells to our existing customer base, partially offset by a reduction in usage driven by the variables discussed under "—*Excess Usage Revenue*—" above.

Cost of revenue

	Years Ended December 31,		$ Change	% Change
	2022	2021		
Cost of revenue	$ 51,058	$ 60,639	$ (9,581)	(15.8)%
% of revenue	37.5 %	50.9 %		

Cost of revenue decreased by $9.6 million, or 15.8%, to $51.1 million in fiscal 2022 from $60.6 million in fiscal 2021. The decrease was attributable primarily to a decrease in personnel costs of $8.9 million, of which $9.7 million was associated with our Value Creation Incentive Plan ("VCIP") and Option-based Incentive Plan ("OBIP") awards that fully vested and were recorded as compensation expense upon a liquidity event (i.e., the Merger) in the second quarter of fiscal 2021.

Gross profit

	Years Ended December 31,		$ Change	% Change
	2022	2021		
Gross profit	$ 84,967	$ 58,592	$ 26,375	45.0 %
Gross margin percentage	62.5 %	49.1 %		

Gross profit increased by $26.4 million, or 45.0%, to $85.0 million in fiscal 2022 from $58.6 million in fiscal 2021. The increase in gross profit was a result of increased revenue of $16.8 million and decreased personnel costs of $8.9 million related to VCIP and OBIP awards, described above.

Sales and marketing expense

	Years Ended December 31,		$ Change	% Change
	2022	2021		
Sales and marketing expense	$ 56,160	$ 62,333	$ (6,173)	(9.9)%
% of revenue	41.3 %	52.3 %		

Sales and marketing expense decreased by $6.2 million, or 9.9%, to $56.2 million in fiscal 2022 from $62.3 million in fiscal 2021. The decrease was attributable primarily to a decrease in personnel costs of $11.2 million, of which $18.4 million was associated with our VCIP and OBIP awards that fully vested and were recorded as compensation expense upon a liquidity event (i.e., the Merger) in the second quarter of fiscal 2021. The decrease in personnel costs was partially offset by increases in stock-based compensation expenses of $2.1 million associated with the Restricted Stock Units ("RSUs") and Performance-based Restricted Stock Units ("PSUs") awards granted under the 2021 Equity Incentive Plan (the "2021 Plan") since the third quarter of fiscal 2021, travel expenses of $1.5 million as travel restrictions related to the COVID-19 pandemic continued to ease, marketing, promotions and tradeshow expenses of $0.2 million, and miscellaneous sales and marketing expenses of $0.5 million.

Early in the third quarter of fiscal 2022 we executed a realignment of our go-to-market organization designed to positively impact our run rate cost structure while simultaneously targeting our best growth opportunities and improving our overall sales productivity.

General and administrative expense

	Years Ended December 31,		$ Change	% Change
	2022	**2021**		
General and administrative expense	$ 30,566	$ 44,694	$ (14,128)	(31.6)%
% of revenue	22.5 %	37.5 %		

General and administrative expense decreased by $14.1 million, or 31.6%, to $30.6 million in fiscal 2022 from $44.7 million in fiscal 2021. The decrease was attributable primarily to a decrease in personnel costs of $16.2 million, of which $18.6 million was associated with our VCIP and OBIP awards that fully vested and were recorded as compensation expense upon a liquidity event (i.e., the Merger) in the second quarter of fiscal 2021. In addition, accounting, audit and legal fees decreased by $1.5 million in connection with our transition to a public company in fiscal 2021. These decreases were partially offset by increases in stock-based compensation expenses of $2.8 million associated with the RSUs and PSUs granted under the 2021 Plan since the third quarter of fiscal 2021, software expenses of $0.4 million and office space and utilities expenses of $0.4 million.

Research and development expense

	Years Ended December 31,		$ Change	% Change
	2022	**2021**		
Research and development expense	$ 31,449	$ 52,562	$ (21,113)	(40.2)%
% of revenue	23.1 %	44.1 %		

Research and development expense decreased by $21.1 million, or 40.2%, to $31.4 million in fiscal 2022 from $52.6 million in fiscal 2021. The decrease was attributable primarily to a decrease in personnel costs of $23.1 million, of which $23.9 million was associated with our VCIP and OBIP awards that fully vested and were recorded as compensation expense upon a liquidity event (i.e., the Merger) in the second quarter of fiscal 2021. The decrease in personnel costs was partially offset by increase in stock-based compensation expenses of $2.7 million associated with the RSUs and PSUs granted under the 2021 Plan since the third quarter of fiscal 2021.

Interest expense, net

	Years Ended December 31,		$ Change	% Change
	2022	**2021**		
Interest expense, net	$ 3,446	$ 3,732	$ (286)	(7.7)%
% of revenue	2.5 %	3.1 %		

Interest expense, net decreased by $0.3 million, or 7.7%, to $3.4 million in fiscal 2022 from $3.7 million in fiscal 2021. The decrease was attributable primarily to increased interest income of $0.9 million associated with the marketable securities which we invested since the fourth quarter of fiscal 2021. The increase in interest income was partially offset by increase in interest expense of $0.6 million associated with higher interest rates in fiscal 2022.

Change in the fair value of warrant liability

| | Years Ended December 31, | | $ Change | % Change |
	2022	2021		
Change in the fair value of warrant liability	$ (134)	$ (1,242)	$ 1,108	(89.2)%
% of revenue	(0.1)%	(1.0)%		

Gain recognized due to change in the fair value of warrant liability decreased by $1.1 million, or 89.2%. The decrease was attributable primarily to a decrease in the fair value of Forward Purchase Warrants of $0.1 million in fiscal 2022 compared to decrease in fair value of $1.2 million in fiscal 2021. For more information, see Note 20 of the Company's consolidated financial statements included in Part II, Item 8 of this Annual Report.

Comparison of the years ended December 31, 2021 and 2020

A comparison of our results of operations for the years ended December 31, 2021 and 2020 can be found in the section entitled "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K filed with the SEC on March 11, 2022, which information is incorporated herein by reference.

Liquidity and Capital Resources

Sources of Cash

LiveVox's consolidated financial statements have been prepared assuming the Company will continue as a going concern for the 12-month period from the date of issuance of the consolidated financial statements, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company's main sources of liquidity include:

- Net cash proceeds of $157.6 million from the 2021 Merger and the related PIPE, net of transaction costs, which are available for general corporate purposes. Please see Note 3 to the Company's consolidated financial statements included in Part II, Item 8 of this Annual Report for more information;

- Available-for-sale debt securities, which are all classified as short-term securities to fund current operations and may be liquidated at the Company's discretion if the need arises. The Company held marketable securities of $48.2 million and $49.4 million as of December 31, 2022 and 2021, respectively. Please see Note 5 to the Company's consolidated financial statements included in Part II, Item 8 of this Annual Report for more information;

- The term loan and revolving credit facility that the Company entered into with PNC Bank, as amended (the "Credit Facility"), provides for a $57.6 million term loan, a $5.0 million line of credit and a $1.5 million letter of credit sub-facility. The Credit Facility is collateralized by a first-priority perfected security interest in substantially all the assets of the Company and is subject to certain financial covenants before and after a covenant conversion date. Covenant conversion may be elected early by the Company if certain criteria are met, including, but not limited to, meeting fixed charge coverage and liquidity ratio targets as of the most recent twelve-month period. Prior to the covenant conversion date, the Company is required to maintain minimum levels of liquidity and recurring revenue. As of the covenant conversion date, the Company is required to maintain the Fixed Charge Coverage Ratio and Leverage Ratio (as defined in the Credit Facility) measured on a quarter-end basis for the four-quarter period ending on each such date through the end of the agreement. The term loan is due December 31, 2025. The Company was in compliance with all debt covenants at December 31, 2022 and 2021 and was in compliance with all debt covenants as of the date of issuance of these consolidated financial statements. There was no unused borrowing capacity under the term loan portion of the Credit Facility at December 31, 2022 and 2021. There were no amounts outstanding under the revolving portion of the Credit Facility as of December 31, 2022 and 2021. Please see Note 10 and 11 to the Company's consolidated financial statements included in Part II, Item 8 of this Annual Report for more information.

Cash Requirements

LiveVox's cash requirements within the next 12 months consist primarily of operating and administrative activities including employee related expenses and general, operating and overhead expenses, current maturities of the Company's term loan, operating and finance leases and other obligations.

LiveVox's long-term cash requirements consist of various contractual obligations and commitments, including:

- Term loan – The Company has contractual obligations under its term loan to make principal and interest payments. Please see Note 10 to the Company's consolidated financial statements included in Part II, Item 8 of this Annual Report for a discussion of the contractual obligations under the Company's term loan and the timing of principal maturities. The principal amount is due December 31, 2025;

- Operating and finance lease obligations – The Company leases its corporate headquarters and worldwide offices under operating leases, and finance computer and networking equipment and software purchases for its co-location data centers under finance leases. Please see Note 9 to the Company's consolidated financial statements included in Part II, Item 8 of this Annual Report for further detail of the Company's obligations under operating and finance leases and the timing of expected future lease payments;

- Other liabilities – These include other long-term liabilities reflected in the Company's consolidated balance sheets as of December 31, 2022, including obligations associated with certain employee and non-employee incentive plans, Forward Purchase Warrants, unrecognized tax benefits and various long-term liabilities, which have some inherent uncertainty in the timing of these payments.

Future capital requirements will depend on many factors, including the Company's customer growth rate, customer retention, timing and extent of development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced services offerings, the continuing market acceptance of the Company's services, effective integration of acquisition activities, if any, and maintaining the Company's bank credit facility. Additionally, the duration and extent of the impact from the current macroeconomic and geopolitical conditions and the COVID-19 pandemic continues to depend on future developments that cannot be accurately predicted at this time. While those factors have caused operational difficulties, and may continue to create challenges for the Company's performance, they have not, thus far, had a substantial net impact on the Company's liquidity position.

The Company believes the cash generated by operating cash flows and debt will be sufficient to meet the Company's anticipated cash requirements for at least the next 12 months from the date of this Annual Report and beyond, while maintaining sufficient liquidity for normal operating purposes.

Acquisition Opportunities

The Company believes that there may be opportunity for further consolidation in LiveVox's industry. From time to time, the Company evaluates potential strategic opportunities, including acquisitions of other providers of cloud-based services. The Company has been in, and from time to time may engage in, discussions with counterparties in respect of various potential strategic acquisition and investment transactions. Some of these transactions could be material to the Company's business and, if completed, could require significant commitments of capital, result in increased leverage or dilution and/or subject the Company to unexpected liabilities. In connection with evaluating potential strategic acquisition and investment transactions, the Company may incur significant expenses for the evaluation and due diligence investigation of these potential transactions.

Comparison of cash flows for the years ended December 31, 2022 and 2021

The following table summarizes key components of our cash flows for the years ended December 31, 2022 and 2021 (dollars in thousands):

	Years Ended December 31,	
	2022	2021
Net cash used in operating activities	$ (23,819)	$ (69,057)
Net cash used in investing activities	(1,441)	(49,803)
Net cash provided by (used in) financing activities	(921)	146,689
Effect of foreign currency translation	(394)	(78)
Net increase (decrease) in cash, cash equivalents and restricted cash	$ (26,575)	$ 27,751

Net cash used in operating activities

Cash flows used in operating activities in fiscal 2022 decreased by $45.2 million to cash outflows of $23.8 million from cash outflows of $69.1 million during the same period in fiscal 2021. The decrease to net cash used in operating activities was primarily attributable to a decrease of $65.7 million in net loss, partially offset by a decrease of $22.7 million in non-cash adjustments to net loss. The decrease in non-cash items was primarily attributable to the compensation expense of $32.6 million recorded in the second quarter of fiscal 2021 associated with the VCIP and OBIP awards fully vested in connection with the Merger, partially offset by a $8.3 million increase of stock-based compensation expense associated with the RSUs and PSUs granted under the 2021 Plan since the third quarter of fiscal 2021. Net cash used in operating activities also included a decrease of $2.2 million in cash from operating assets and liabilities, primarily due to the timing of cash payments to vendors and cash receipts from customers.

Net cash used in investing activities

Cash flows used in investing activities in fiscal 2022 decreased by $48.4 million to cash outflows of $1.4 million from cash outflows of $49.8 million during the same period in fiscal 2021. The decrease to net cash used in investing activities was primarily attributable to a decrease of $37.9 million in purchases of debt securities, an increase of $8.9 million in proceeds from maturities and principal paydowns of debt securities, and an increase of $2.2 million in proceeds from sale of debt securities.

Net cash provided by (used in) financing activities

Cash flows from financing activities in fiscal 2022 decreased by $147.6 million to cash outflows of $0.9 million from cash inflows of $146.7 million during the same period in fiscal 2021. The decrease to net cash from financing activities was primarily attributable to the net cash proceeds of $159.7 million received in the second quarter of fiscal 2021 as a result of the Merger, partially offset by the repayment of drawdown on the revolving Credit Facility of $4.7 million made in the second quarter of fiscal 2021 and the payment of contingent consideration of $6.0 million made in the third quarter of fiscal 2021 in connection with the BusinessPhone asset acquisition completed in the first quarter of fiscal 2021.

Comparison of cash flows for the years ended December 31, 2021 and 2020

A comparison of our cash flows for the years ended December 31, 2021 and 2020 can be found in the section entitled "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K filed with the SEC on March 11, 2022, which information is incorporated herein by reference.

Critical Accounting Estimates

Management's discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements included in Part II, Item 8 of this Annual Report, which have been prepared in accordance with U.S. GAAP.

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates and assumptions include, but are not limited to, the determination of the useful lives of long-lived assets, period of benefit of deferred sales commissions, allowances for doubtful accounts, fair value of marketable securities, fair value of goodwill and long-lived assets, fair value of incentive awards, fair value of warrants, establishing standalone selling price, valuation of deferred tax assets, income tax uncertainties and other contingencies. Management periodically evaluates such estimates and they are adjusted prospectively based upon such periodic evaluation. Actual results could differ from those estimates, and such differences could be material to the Company's consolidated financial position and results of operations, requiring adjustment to these balances in future periods.

While our significant accounting policies are more fully described in the notes to the consolidated financial statements included in Part II, Item 8 of this Annual Report, we believe that the following accounting estimates are critical to our business operations and understanding of our financial results. We consider an accounting judgment, estimate or assumption to be critical when (a) the estimate or assumption is complex in nature or requires a high degree of subjectivity and judgment and (b) the use of different judgments, estimates and assumptions could have a material impact on our consolidated financial statements.

Impairment of long-lived assets, including intangible assets

Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset and long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value. No impairment losses have been recognized in any of the periods presented.

We perform our annual impairment review of goodwill on October 1 of each year, and when a triggering event occurs between annual impairment tests. In testing for goodwill impairment, the Company has the option to first assess qualitative factors to determine if it is more likely than not that the fair value of the Company's single reporting unit is less than its carrying amount, including goodwill, or bypass the qualitative assessment and proceed directly to the quantitative impairment test to determine if the fair value of the reporting unit exceeds its carrying amount. If the fair value is determined to be less than the carrying value, an impairment charge is recorded for the amount by which the reporting unit's carrying amount exceeds its fair value, limited to the total amount of goodwill allocated to that reporting unit. No impairment losses have been recognized in any of the periods presented.

Intangible assets, consisting of acquired developed technology, corporate name, customer relationships and workforce, are reviewed for impairment whenever events or changes in circumstances indicate an asset's carrying value may not be recoverable. No impairment losses have been recognized in any of the periods presented.

Impairment of marketable securities

The Company evaluates the amortized cost of debt securities compared to their fair value to determine whether a debt security is impaired and whether an impaired debt security is other-than-temporary impaired ("OTTI") at each reporting period. Factors considered in determining whether an OTTI occurs include the length of time and extent to which fair value has been less than the cost basis, credit quality of the issuer and the Company's ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. For a debt security deemed to be OTTI, the value of the debt security is reduced, the credit related component of OTTI is recorded in earnings and the noncredit related component is charged to other comprehensive income (loss) in the consolidated statements of operations and comprehensive loss.

At December 31, 2022 and 2021, the Company has determined that the unrealized losses were temporary in nature and did not consider any debt securities to be OTTI.

Revenue Recognition

The Company recognizes revenue in accordance with U.S. GAAP, pursuant to ASC 606, *Revenue from Contracts with Customers*.

The Company derives substantially all of its revenue by providing cloud-based contact center products under a usage-based model. The Company's performance obligations are satisfied over time as the customer has continuous access to its hosted technology platform solutions through its data centers and simultaneously receives and consumes the benefits and the Company performs its services. Other immaterial ancillary revenue is derived from call recording, local caller identification packages, performance/speech analytics, text messaging services and professional services billed monthly on primarily usage-based fees, and to a lesser extent, fixed fees. Professional services, which represents approximately 1% of revenue, are billed on a fixed-price or on a time and material basis and the revenue is recognized over time as the services are rendered.

The Company has service-level agreements with customers warranting defined levels of uptime reliability and performance. If the services do not meet certain criteria, fees are subject to adjustment or refund representing a form of variable consideration. The Company records reductions to revenue for these estimated customer credits at the time the related revenue is recognized. These customer credits are estimated based on current and historical customer trends, and communications with its customers. Such customer credits have not been significant to date.

For contracts with multiple performance obligations (e.g., including various combinations of services), the Company allocates the contract price to each performance obligation based on its relative standalone selling price ("SSP"). The Company generally determines SSP based on the prices charged to customers. In instances where SSP is not directly observable, the Company determines the SSP using information that generally includes market conditions or other observable inputs.

Income Taxes

The Company accounts for income taxes using the asset and liability approach. Deferred tax assets and liabilities are recognized for the future tax consequences arising from the temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements, as well as from net operating loss and tax credit carryforwards. Deferred tax amounts are determined by using the tax rates expected to be in effect when the taxes will be paid or refunds received, as provided for under currently enacted tax law. A valuation allowance is provided for deferred tax assets that, based on available evidence, are not expected to be realized.

The Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained in a court of last resort. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company does not believe its consolidated financial statements include any uncertain tax positions. It is the Company's policy to recognize interest and penalties accrued on any unrecognized tax benefit as a component of income tax expense.

Judgment is required in assessing the future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. Variations in the actual outcome of these future tax consequences could materially impact our consolidated financial statements.

Stock-Based Compensation

Management Incentive Units

During 2019, LiveVox TopCo, LLC ("LiveVox TopCo"), the sole stockholder of the Company prior to the Merger, established a Management Incentive Unit program whereby the LiveVox TopCo board of directors has the power and discretion to approve the issuance of Class B Units of LiveVox TopCo that represent management incentive units ("MIUs") to any manager, director, employee, officer or consultant of the Company or its subsidiaries. Vesting begins on the date of issuance, and the MIUs vest ratably over five years with 20% of the MIUs vesting on each anniversary of a specified vesting commencement date, subject to the grantee's continued employment with the Company on the applicable vesting date. Vesting of the MIUs will accelerate upon consummation of a "sale of the company", which is defined in the LiveVox TopCo limited liability company agreement. The Company recognizes stock-based compensation expense based on the service condition on a straight-line basis over the requisite service period of five years, reduced for actual forfeited MIUs. Stock-based compensation expense for MIUs is measured based on the grant date fair value of the award using a Monte Carlo simulation. Assumptions used in the Monte Carlo simulation are holding period, expected share price volatility, discount for lack of marketability, and risk-free interest rate.

2021 Equity Incentive Plan

On June 16, 2021, the stockholders of the Company approved the 2021 Plan, which became effective upon the closing of the Merger on June 18, 2021. The Company grants RSUs and PSUs to employees, executives, directors, and eligible consultants of the Company. RSUs are subject to service conditions only and typically vest over periods ranging from one to six years based on the grantee's role in the Company. PSUs, which are granted to certain key employees, vest either based on the achievement of predetermined market conditions, or based on both service and market conditions. All RSUs and PSUs will be settled in shares of Class A common stock and are classified as equity awards. Equity-classified awards are recognized as stock-based compensation expense over an employee's requisite service period or a nonemployee's vesting period on the basis of the grant-date fair value. Generally, the Company recognizes stock-based compensation expense of RSUs using the straight-line method, and recognizes stock-based compensation expense of PSUs subject to graded market vesting on a tranche-by-tranche basis (i.e., the accelerated attribution method). The fair value of the RSUs is estimated using the closing price of the Company's Class A common stock on Nasdaq on the measurement date. The fair value of the PSUs at each measurement date is estimated using a Monte Carlo simulation. The key inputs used in the Monte Carlo simulation are stock price, expected share price volatility, expected life, risk-free interest rate, and vesting hurdles. While the Company believes that the assumptions used in these calculations are reasonable, differences in actual experience or changes in assumptions could materially affect the expense related to the Company's 2021 Plan.

Acquisitions

The Company evaluates acquisitions of assets and other similar transactions to assess whether or not the transaction should be accounted for as a business combination or asset acquisition by first applying a screen test to determine if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. If the screen is met, the transaction is accounted for as an asset acquisition. If the screen is not met, further determination is required as to whether or not the Company has acquired inputs and processes that have the ability to create outputs which would meet the definition of a business. Significant judgment is required in the application of the screen test to determine whether an acquisition is a business combination or an acquisition of assets.

If an acquisition is determined to be a business combination, the assets acquired and liabilities assumed are recorded at their respective estimated fair values at the date of the acquisition. Any excess of the purchase price over the estimated fair values of the identifiable net assets acquired is recorded as goodwill.

If an acquisition is determined to be an asset acquisition, the cost of the asset acquisition, including transaction costs, are allocated to identifiable assets acquired and liabilities assumed based on a relative fair value basis. If the cost of the asset acquisition is less than the fair value of the net assets acquired, no gain is recognized in earnings. The excess fair value of the acquired net assets acquired over the consideration transferred is allocated on a relative fair value basis to the identifiable net assets (excluding non-qualifying assets).

Determining estimated fair value requires a significant amount of judgment and estimates. If our assumptions change or errors are determined in our calculations, the fair value could materially change resulting in a change in our goodwill or identifiable net assets acquired.

Public and Forward Purchase Warrants

Immediately following the Merger, the Company assumed 833,333 Forward Purchase Warrants ("Forward Purchase Warrants") and 12,499,995 public warrants ("Public Warrants") (collectively "Warrants") that had been previously issued by Crescent. Each whole Warrant entitles the holder to purchase one share of the Company's Class A common stock at a price of $11.50 per share, subject to adjustments.

Upon consummation of the Merger, the Company concluded that (a) the Public Warrants meet the derivative scope exception for contracts in the Company's own stock and are recorded in stockholders' equity and (b) the Forward Purchase Warrants do not meet the derivative scope exception and are recorded as liabilities on the consolidated balance sheets at fair value upon the Merger, with subsequent changes in the fair value recognized in the consolidated statements of operations and comprehensive loss at each reporting date. The Forward Purchase Warrants are classified as Level 3 fair value measurement and the fair value is measured using a Black-Scholes option pricing model. Inherent in options pricing models are assumptions related to current stock price, exercise price, expected share price volatility, expected life, risk-free interest rate and dividend yield. While the Company believes that the assumptions used in these calculations are reasonable, changes in assumptions could materially affect the liabilities related to the Warrants.

Recently Adopted Accounting Pronouncements

See Note 2 to our consolidated financial statements included in Part II, Item 8 of this Annual Report for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the balance sheet date included in this Annual Report.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Concentration risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities and accounts receivable. Risks associated with cash and cash equivalents and marketable securities are mitigated using what the Company considers creditworthy institutions. The Company performs ongoing credit evaluations of its customers' financial condition. Substantially all of LiveVox's assets are in the United States.

As of December 31, 2022 and 2021, no single issuer represented more than 10% of our marketable securities.

As of December 31, 2022 and 2021, no single customer represented more than 10% of our accounts receivable. For the years ended December 31, 2022, 2021 and 2020, no single customer represented more than 10% of our revenue.

The Company relies on third parties for telecommunication, bandwidth, and colocation services that are included in cost of revenue.

As of December 31, 2022, one vendor accounted for approximately 38% of our total accounts payable. No other single vendor exceeded 10% of our accounts payable at December 31, 2022. As of December 31, 2021, one vendor accounted for approximately 43% of our accounts payable. No other single vendor exceeded 10% of our accounts payable at December 31, 2021. We believe there could be a material impact on future operating results should a relationship with an existing significant supplier cease.

Interest rate sensitivity

The term loan portion of the Credit Facility is subject to interest rate risk, as the loan is termed as either a base rate loan or LIBOR rate loan (each as defined in the agreement governing the Credit Facility) and can be a combination of both. LIBOR interest elections are for one, two or three-month periods. The Company elected a LIBOR rate at December 31, 2022. Interest changes affect the fair value of the term loan but the impact on our financial position, cash flows and results of operations was not significant in any period.

Foreign exchange risk

The Company reports its results in U.S. dollars, which is its reporting currency. The functional currency of the Company's foreign subsidiaries is their local currency. We also have international sales that are denominated in foreign currencies. For these international subsidiaries and customers, the monetary assets and liabilities are translated into U.S. dollars at the current exchange rate as of the balance sheet date, and all non-monetary assets and liabilities are translated into U.S. dollars at historical exchange rates. Revenue and expenses are translated using average rates in effect on a monthly basis. The resulting translation gain and loss adjustments are recorded directly as a separate component of stockholders' equity (accumulated other comprehensive loss), unless there is a sale or complete liquidation of the underlying foreign investments, or the adjustment is inconsequential.

We experience fluctuations in transaction gains or losses from remeasurement of monetary assets and liabilities that are denominated in currencies other than the functional currency of the entities in which they are recorded. Exchange gains and losses resulting from foreign currency transactions were not significant in any period and are reported in other income (expense), net in the consolidated statements of operations and comprehensive loss.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See the Index to Consolidated Financial Statements included in this Annual Report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), we evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended ("Exchange Act"), as of December 31, 2022.

Based on management's evaluation, our CEO and CFO concluded that, as of December 31, 2022, our disclosure controls and procedures were designed at a reasonable assurance level and were effective to provide reasonable assurance that the information required to be disclosed by the Company in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act). Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an assessment of the effectiveness of our internal control over financial reporting, as of December 31, 2022, based on the criteria set forth in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2022 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP.

This Annual Report does not include an attestation report of our independent registered public accounting firm as permitted in this transition period under the rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during our most recent fiscal quarter ended December 31, 2022 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Limitations on Effectiveness of Controls and Procedures

Our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives as specified above. Our management recognizes that any control system, no matter how well designed and operated, is based upon certain judgments and assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. In addition, the design of a control system must reflect the fact that there are resource constraints and that our management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item will be included in our Proxy Statement for the 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2022 (the "2023 Proxy Statement"), and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item will be included in our 2023 Proxy Statement, which is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item will be included in our 2023 Proxy Statement, which is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item will be included in our 2023 Proxy Statement, which is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item will be included in our 2023 Proxy Statement, which is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following exhibits are filed as part of this Annual Report:

1. Financial Statements—See the Index to Financial Statements on Page F-1.

2. Financial Statement Schedules—None. We have omitted financial statement schedules because they are not required or are not applicable, or the required information is shown in the financial statements or notes to the financial statements.

3. Exhibits.

Exhibit No.	Description of Exhibits
3.1	Second Amended and Restated Certificate of Incorporation of LiveVox Holdings, Inc. (filed as Exhibit 3.1 to the Current Report on Form 8-K of the Company on June 24, 2021 and incorporated herein by reference).
3.2	Second Amended and Restated Bylaws of LiveVox Holdings, Inc. (filed as Exhibit 3.2 to the Current Report on Form 8-K of the Company on June 24, 2021 and incorporated herein by reference).
4.1*	Description of Registered Securities.
4.2	Warrant Agreement, dated March 7, 2019, between Crescent Acquisition Corp and Continental Stock Transfer & Trust Company (filed as Exhibit 4.4 to the Current Report on Form 8-K of the Company on March 13, 2019 and incorporated herein by reference).
10.1	Stockholders Agreement, dated as of June 18, 2021, by and among LiveVox Holdings, Inc., CFI Sponsor LLC and GGC (filed as Exhibit 10.3 to the Current Report on Form 8-K of the Company on June 24, 2021 and incorporated herein by reference).
10.2	Share Escrow Agreement, dated as of January 13, 2021, by and among Crescent Acquisition Corp, LiveVox Holdings, Inc., CFI Sponsor LLC, Kathleen S. Briscoe, John J. Gauthier and Jason D. Turner (filed as Exhibit 10.5 to the Current Report on Form 8-K of the Company on January 14, 2021 and incorporated herein by reference).
10.3†	LiveVox Holdings, Inc. 2021 Equity Incentive Plan (filed as Exhibit 10.10 to the Current Report on Form 8-K of the Company on June 24, 2021 and incorporated herein by reference).
10.4†	Form of Restricted Stock Unit Award Agreement under the LiveVox Holdings, Inc. 2021 Equity Incentive Plan (filed as Exhibit 10.11 to the Current Report on Form 8-K of the Company on June 24, 2021 and incorporated herein by reference).
10.5†	Form of Performance Stock Unit Award Agreement under the LiveVox Holdings, Inc. 2021 Equity Incentive Plan (filed as Exhibit 10.12 to the Current Report on Form 8-K of the Company on June 24, 2021 and incorporated herein by reference).
10.6†	Form of Special Performance Stock Unit Award Agreement under the LiveVox Holdings, Inc. 2021 Equity Incentive Plan (filed as Exhibit 10.13 to the Current Report on Form 8-K of the Company on June 24, 2021 and incorporated herein by reference).
10.7†	Form of Letter Agreement between the Company and certain of its executive officers with respect to the acceleration of restricted stock unit awards (filed as Exhibit 10.2 to the Quarterly Report on Form 10-Q of the Company on November 12, 2021 and incorporated herein by reference).
10.8†	Form of Indemnification Agreement (filed as Exhibit 10.14 to the Current Report on Form 8-K of the Company on June 24, 2021 and incorporated herein by reference).
10.9†	Employment Agreement, dated as of August 7, 2014, by and between Louis Summe and LiveVox, Inc. (filed as Exhibit 10.15 to the Current Report on Form 8-K of the Company on June 24, 2021 and incorporated herein by reference).
10.10†	Employment Agreement, dated as of May 23, 2000, by and between Laurence Siegel and Tools for Health, Inc. (the former name of LiveVox Holdings, Inc.) (filed as Exhibit 10.16 to the Current Report on Form 8-K of the Company on June 24, 2021 and incorporated herein by reference).
10.11†	Employment Agreement, dated as of November 17, 2009, by and between Erik Fowler and LiveVox, Inc. (filed as Exhibit 10.17 to the Current Report on Form 8-K of the Company on June 24, 2021 and incorporated herein by reference).
10.12*†	Offer of Employment, dated as of October 7, 2022, by and between John DiLullo and LiveVox Holdings, Inc.
10.13*†	Retention Bonus Agreement, dated as of November 15, 2022, by and between Laurence Siegel and LiveVox Holdings, Inc.
10.14*†	Transition Agreement and Release, dated as of December 10, 2022, by and between Louis Summe and LiveVox, Inc.
10.15*†	Separation Agreement and Release, dated as of February 27, 2023, by and between Erik Fowler and LiveVox, Inc.

10.16	Credit Agreement dated as of November 7, 2016, by and among PNC Bank, National Association, the lenders party thereto, LiveVox Holdings, Inc., LiveVox, Inc. and the guarantors party thereto (filed as Exhibit 10.18 to the Current Report on Form 8-K of the Company on June 24, 2021 and incorporated herein by reference).
10.17	Seventh Amendment to Credit Agreement, dated as of August 2, 2021, by and among the Company, the other loan parties party thereto, each lender party thereto and PNC Bank, National Association, as administrative agent for the lenders party thereto (conformed to reflect effective terms through August 2, 2021) (filed as Exhibit 10.19 to the Quarterly Report on Form 10-Q of the Company on August 13, 2021 and incorporated herein by reference).
21.1	List of Subsidiaries of the Registrant (filed as Exhibit 21.1 to the Annual Report on Form 10-K of the Company on March 11, 2022 and incorporated herein by reference).
23.1*	Consent of Independent Registered Public Accounting Firm.
31.1*	Certification of the Chief Executive Officer, pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of the Chief Financial Officer, pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of the Chief Executive Officer, pursuant to Rule 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of the Chief Financial Officer, pursuant to Rule 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.
†	Indicates a management contract or compensatory plan, contract or arrangement.

ITEM 16. FORM 10-K SUMMARY

None.

LIVEVOX HOLDINGS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of LiveVox Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of LiveVox Holdings, Inc. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive loss, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2014.

San Francisco, California

March 2, 2023

LIVEVOX HOLDINGS, INC.

Consolidated Balance Sheets
(In thousands, except per share data)

		As of	
		December 31, 2022	December 31, 2021
ASSETS			
Current assets:			
Cash and cash equivalents	$	20,742	$ 47,217
Restricted cash, current		—	100
Marketable securities, current		48,182	7,226
Accounts receivable, net		21,447	20,128
Deferred sales commissions, current		3,171	2,691
Prepaid expenses and other current assets		5,211	6,151
Total Current Assets		98,753	83,513
Property and equipment, net		2,618	3,010
Goodwill		47,481	47,481
Intangible assets, net		16,655	20,195
Operating lease right-of-use assets		4,920	5,483
Deposits and other		371	664
Marketable securities, net of current		—	42,148
Deferred sales commissions, net of current		7,356	6,747
Deferred tax asset, net		1	—
Total Assets	$	178,155	$ 209,241
LIABILITIES & STOCKHOLDERS' EQUITY			
Current liabilities:			
Accounts payable	$	5,987	$ 6,490
Accrued expenses		12,399	13,855
Deferred revenue, current		1,318	1,307
Term loan, current		982	561
Operating lease liabilities, current		1,655	1,946
Finance lease liabilities, current		11	26
Total current liabilities		22,352	24,185
Long term liabilities:			
Deferred revenue, net of current		338	456
Term loan, net of current		53,585	54,459
Operating lease liabilities, net of current		3,649	4,046
Finance lease liabilities, net of current		—	11
Deferred tax liability, net		—	2
Warrant liability		633	767
Other long-term liabilities		363	337
Total liabilities		80,920	84,263
Commitments and contingencies (Note 10 and 22)			
Stockholders' equity:			
Preferred stock, $0.0001 par value per share; 25,000 shares authorized and none issued and outstanding as of December 31, 2022 and 2021.		—	—

Common stock, $0.0001 par value per share; 500,000 shares authorized and 92,729 shares issued and outstanding as of December 31, 2022; 500,000 shares authorized and 90,697 shares issued and outstanding as of December 31, 2021.		9	9
Additional paid-in capital		264,919	253,468
Accumulated other comprehensive loss		(2,196)	(477)
Accumulated deficit		(165,497)	(128,022)
Total stockholders' equity		97,235	124,978
Total liabilities & stockholders' equity		$ 178,155	$ 209,241

The accompanying notes are an integral part of these consolidated financial statements.

LIVEVOX HOLDINGS, INC.

Consolidated Statements of Operations and Comprehensive Loss
(In thousands, except per share data)

	For the years ended December 31,		
	2022	2021	2020
Revenue	$ 136,025	$ 119,231	$ 102,545
Cost of revenue	51,058	60,639	39,476
Gross profit	84,967	58,592	63,069
Operating expenses			
Sales and marketing expense	56,160	62,333	29,023
General and administrative expense	30,566	44,694	14,291
Research and development expense	31,449	52,562	20,160
Total operating expenses	118,175	159,589	63,474
Loss from operations	(33,208)	(100,997)	(405)
Interest expense, net	3,446	3,732	3,890
Change in the fair value of warrant liability	(134)	(1,242)	—
Other expense (income), net	138	(459)	154
Total other expense, net	3,450	2,031	4,044
Pre-tax loss	(36,658)	(103,028)	(4,449)
Provision for income taxes	817	166	196
Net loss	$ (37,475)	$ (103,194)	$ (4,645)
Comprehensive loss			
Net loss	$ (37,475)	$ (103,194)	$ (4,645)
Other comprehensive income (loss), net of tax			
Foreign currency translation adjustment	(484)	(94)	12
Net unrealized loss on marketable securities	(1,235)	(177)	—
Total other comprehensive income (loss), net of tax	(1,719)	(271)	12
Comprehensive loss	$ (39,194)	$ (103,465)	$ (4,633)
Net loss per share			
Net loss per share—basic and diluted	$ (0.41)	$ (1.29)	$ (0.07)
Weighted average shares outstanding—basic and diluted	92,003	79,964	66,637

The accompanying notes are an integral part of these consolidated financial statements.

LIVEVOX HOLDINGS, INC.

Consolidated Statements of Stockholders' Equity
(In thousands)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
	Shares	Amount				
Balance at December 31, 2019	1	$ —	$ 58,619	$ (218)	$ (20,183)	$ 38,218
Retroactive application of reverse recapitalization	66,636	7	(7)	—	—	—
Balance at December 31, 2019, as	66,637	$ 7	$ 58,612	$ (218)	$ (20,183)	$ 38,218
Foreign currency translation adjustment	—	—	—	12	—	12
Stock-based compensation	—	—	556	—	—	556
Net loss	—	—	—	—	(4,645)	(4,645)
Balance at December 31, 2020	66,637	$ 7	$ 59,168	$ (206)	$ (24,828)	$ 34,141

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
	Shares	Amount				
Balance at December 31, 2020	1	$ —	$ 59,175	$ (206)	$ (24,828)	$ 34,141
Retroactive application of reverse recapitalization	66,636	7	(7)	—	—	—
Balance at December 31, 2020, as	66,637	$ 7	$ 59,168	$ (206)	$ (24,828)	$ 34,141
Merger and PIPE financing	24,060	2	190,395	—	—	190,397
Foreign currency translation adjustment	—	—	—	(94)	—	(94)
Net unrealized loss on marketable securities	—	—	—	(177)	—	(177)
Stock-based compensation	—	—	3,905	—	—	3,905
Net loss	—	—	—	—	(103,194)	(103,194)
Balance at December 31, 2021	90,697	$ 9	$ 253,468	$ (477)	$ (128,022)	$ 124,978

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
	Shares	Amount				
Balance at December 31, 2021	90,697	$ 9	$ 253,468	$ (477)	$ (128,022)	$ 124,978
Finders Agreement Shares	781	—	—	—	—	—
Gross issuance of shares upon vesting of stock-based awards	1,636	—	—	—	—	—
Shares withheld to cover employees' withholding taxes for stock-based awards	(385)	—	(791)	—	—	(791)
Foreign currency translation adjustment	—	—	—	(484)	—	(484)
Net unrealized loss on marketable securities	—	—	—	(1,235)	—	(1,235)
Stock-based compensation	—	—	12,242	—	—	12,242
Net loss	—	—	—	—	(37,475)	(37,475)
Balance at December 31, 2022	92,729	$ 9	$ 264,919	$ (2,196)	$ (165,497)	$ 97,235

The accompanying notes are an integral part of these consolidated financial statements.

LIVEVOX HOLDINGS, INC.

Consolidated Statements of Cash Flows
(Dollars in thousands)

	For the years ended December 31,		
	2022	**2021**	**2020**
Operating activities:			
Net loss	$ (37,475)	$ (103,194)	$ (4,645)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	1,183	2,106	1,876
Amortization of identified intangible assets	3,541	4,473	4,189
Amortization of deferred loan origination costs	108	129	143
Amortization of deferred sales commissions	3,166	2,052	1,259
Non-cash lease expense	1,848	1,622	1,241
Stock-based compensation expense	12,242	3,905	556
Equity incentive bonus	—	32,626	—
Bad debt expense	535	195	636
Loss on disposition of asset	13	—	54
Deferred income tax benefit	(3)	(191)	(127)
Loss (gain) on sale of marketable securities	42	(4)	—
Amortization of premium paid on marketable securities	426	—	—
Change in the fair value of the warrant liability	(134)	(1,242)	—
Changes in assets and liabilities			
Accounts receivable	(1,854)	(5,810)	1,934
Other assets	1,233	(3,293)	(2,296)
Deferred sales commissions	(4,256)	(6,761)	(2,465)
Accounts payable	(505)	3,403	1,015
Accrued expenses	(1,897)	2,199	(1,666)
Deferred revenue	(107)	385	579
Operating lease liabilities	(1,949)	(1,664)	(1,281)
Other long-term liabilities	24	7	68
Net cash provided by (used in) operating activities	(23,819)	(69,057)	1,070
Investing activities:			
Purchases of property and equipment	(931)	(1,582)	(753)
Purchases of marketable securities	(12,862)	(50,797)	—
Proceeds from sale of marketable securities	3,451	1,250	—
Proceeds from maturities and principal paydowns of marketable securities	8,901	—	—
Acquisition of businesses, net of cash acquired	—	—	(20)
Proceeds from asset acquisition, net of cash paid	—	1,326	—
Net cash used in investing activities	(1,441)	(49,803)	(773)
Financing activities:			
Proceeds from Merger and PIPE financing, net of cash paid	—	159,691	—
Repayments on loan payable	(561)	(1,816)	(1,152)
Proceeds from drawdown on line of credit	—	—	4,672
Repayments of drawdown on line of credit	—	(4,672)	—
Debt issuance costs	—	(153)	—
Payments of contingent consideration liability	—	(5,969)	—
Repayments on finance lease obligations	(26)	(392)	(752)
Payments of employees' withholding taxes on net share settlement of share-based awards	(775)	—	—
Proceeds from the structured payable arrangement	1,311	—	—

Principal payments under the structured payable arrangement	(870)	—	—
Net cash provided by (used in) financing activities	(921)	146,689	2,768
Effect of foreign currency translation	(394)	(78)	(12)
Net increase (decrease) in cash, cash equivalents and restricted cash	(26,575)	27,751	3,053
Cash, cash equivalents, and restricted cash beginning of period	47,317	19,566	16,513
Cash, cash equivalents, and restricted cash end of period	$ 20,742	$ 47,317	$ 19,566

	For the years ended December 31,		
	2022	2021	2020
Supplemental disclosure of cash flow information:			
Interest paid	$ 3,800	$ 3,484	$ 3,768
Income taxes paid	402	292	241
Supplemental schedule of noncash investing activities:			
Change in unrealized loss on marketable securities	$ 1,235	$ 177	$ —
Equipment and software acquired under finance lease obligations	—	—	74
Additional right-of-use assets	1,261	3,246	997

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets (dollars in thousands):

	As of December 31,		
	2022	2021	2020
Cash and cash equivalents	$ 20,742	$ 47,217	$ 18,098
Restricted cash, current	—	100	1,368
Restricted cash, net of current	—	—	100
Total cash, cash equivalents and restricted cash	$ 20,742	$ 47,317	$ 19,566

The accompanying notes are an integral part of these consolidated financial statements.

1.   **Organization**

LiveVox Holdings, Inc. (formerly known as Crescent Acquisition Corp ("Crescent")), and its subsidiaries (collectively, the "Company," "LiveVox," "we," "us" or "our") is engaged in the business of developing and marketing a cloud-hosted Contact Center as a Service ("CCaaS") customer engagement platform that leverages microservice technology to rapidly innovate and scale digital engagement functionality that also incorporates the capabilities of fully integrated omnichannel customer connectivity, multichannel enabled Customer Relationship Management and Workforce Optimization applications. LiveVox's customers are located primarily in the United States. LiveVox's services are used to initiate and manage customer contact campaigns primarily for companies in the accounts receivable management, tele-sales and customer care industries.

On June 18, 2021 (the "Closing Date" or "Closing"), Crescent, a Delaware corporation, consummated the business combination pursuant to an Agreement and Plan of Merger, dated January 13, 2021 (the "Merger Agreement"), by and among Crescent, Function Acquisition I Corp, a Delaware corporation and direct, wholly owned subsidiary of Crescent ("First Merger Sub"), Function Acquisition II LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Crescent ("Second Merger Sub"), LiveVox Holdings, Inc., a Delaware corporation ("Old LiveVox"), and GGC Services Holdco, Inc., a Delaware corporation, solely in its capacity as the representative, agent and attorney-in-fact (in such capacity, the "Stockholder Representative") of LiveVox TopCo, LLC ("LiveVox TopCo"), a Delaware limited liability company and the sole stockholder of Old LiveVox as of immediately prior to Closing (the "LiveVox Stockholder"). Pursuant to the Merger Agreement, a business combination between Crescent and Old LiveVox was effected through (a) the merger of First Merger Sub with and into Old LiveVox, with Old LiveVox continuing as the surviving corporation (the "First Merger") and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the merger of Old LiveVox with and into Second Merger Sub, with Second Merger Sub continuing as the surviving entity (the "Second Merger", and collectively with the other transactions described in the Merger Agreement, the "Merger"). On the Closing Date, Crescent changed its name to "LiveVox Holdings, Inc." and Second Merger Sub changed its name to "LiveVox Intermediate LLC". See Note 3 for further discussion of the Merger.

On June 22, 2021, the Company's ticker symbols on The Nasdaq Stock Market LLC ("Nasdaq") for its Class A common stock, warrants to purchase Class A common stock and public units were changed to "LVOX", "LVOXW" and "LVOXU", respectively.

LiveVox, Inc. was a direct, wholly owned subsidiary of Old LiveVox prior to the Merger and is a wholly owned subsidiary of the Company after the Merger. LiveVox, Inc. was first incorporated in Delaware in 1998 under the name "Tools for Health" and in 2005 changed its name to "LiveVox, Inc." On March 21, 2014, LiveVox, Inc. and its subsidiaries were acquired by Old LiveVox. The principal United States operations of the Company are located in San Francisco, California. The Company has four main operating subsidiaries: LiveVox Colombia SAS which is wholly owned with an office located in Medellin, Colombia, LiveVox Solutions Private Ltd with an office located in Bangalore, India, Speech IQ, LLC located in the United States, and Engage Holdings, LLC (d/b/a BusinessPhone.com) ("BusinessPhone.com") located in the United States. Additionally, the Company has a wholly owned subsidiary, LiveVox International, Inc., that is incorporated in Delaware. The Company and LiveVox International, Inc. own 99.99% and 0.01%, respectively, of LiveVox Solutions Private Ltd.

2.   **Summary of Significant Accounting Policies**

a)   Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") and applicable rules and regulations of the Securities and Exchange Commission ("SEC") regarding annual financial reporting. All intercompany transactions and balances have been eliminated in consolidation.

As a result of the Merger completed on June 18, 2021, prior period share and per share amounts presented in the accompanying consolidated financial statements and these related notes have been retroactively converted as shares reflecting the exchange ratio established in the Merger Agreement.

b)   Emerging Growth Company

Section 102(b)(1) of the Jumpstart Our Business Startups Act ("JOBS Act") exempts emerging growth company ("EGC") from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act of 1933, as amended ("Securities Act") registration statement declared effective or do not have a class of securities registered under the Exchange Act of 1934, as amended (the "Exchange Act") are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-EGCs but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an EGC, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company's consolidated financial statement with another public company which is neither an EGC nor an EGC which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

The Company will remain an EGC until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the Initial Public Offering Closing Date, (b) in which the Company has total annual gross revenue of at least $1.235 billion, or (c) in which the Company is deemed to be a large accelerated filer, which means the market value of the Company's Class A common stock that is held by non-affiliates exceeds $700 million as of the prior fiscal year's second fiscal quarter, and (2) the date on which the Company has issued more than $1.0 billion in non-convertible debt during the prior three-year period.

c) Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates, and such differences could be material to the Company's consolidated financial position and results of operations, requiring adjustment to these balances in future periods. Significant items subject to such estimates and assumptions include, but are not limited to, the determination of the useful lives of long-lived assets, period of benefit of deferred sales commissions, allowances for doubtful accounts, fair value of marketable securities, fair value of goodwill and long-lived assets, fair value of incentive awards, fair value of warrants, establishing standalone selling price, valuation of deferred tax assets, income tax uncertainties and other contingencies, including the Company's ability to exercise its right to repurchase incentive options from terminated employees.

d) Segment Information

The Company has determined that its Chief Executive Officer ("CEO") is its chief operating decision maker. The Company's CEO reviews financial information presented on a consolidated basis for purposes of assessing performance and making decisions on how to allocate resources. Accordingly, the Company has determined that it operates in a single reportable segment.

e) Foreign Currency Translation

The financial position and results of operations of the Company's international subsidiaries are measured using the local currency as the functional currency. Revenue and expenses have been translated into U.S. dollars at average exchange rates prevailing during the periods. Assets and liabilities have been translated at the rates of exchange on the balance sheet date. The resulting translation gain and loss adjustments are recorded directly as a separate component of stockholders' equity (accumulated other comprehensive loss), unless there is a sale or complete liquidation of the underlying foreign investments, or the adjustment is inconsequential.

f) Fair Value of Financial Instruments

Fair value is defined as the price that would be received from the sale of an asset or the transfer of a liability in an orderly transaction between market participants at the measurement date. The Company utilizes a fair value hierarchy to classify fair value amounts of the Company's assets and liabilities recognized or disclosed in the Company's consolidated financial statements based on the lowest level of input that is significant to the fair value measurement. The levels of the hierarchy are described below:

•   Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•   Level 2—Includes other inputs that are directly or indirectly observable in the marketplace.

•   Level 3—Unobservable inputs that are supported by little or no market activity.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. Observable or market inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's assumptions based on the best information available. The Company recognizes transfers into and out of the levels as of the end of each reporting period. Refer to Note 20 for additional information regarding the fair value measurements.

g) Liquidity and Capital Resources

LiveVox's consolidated financial statements have been prepared assuming the Company will continue as a going concern for the 12-month period from the date of issuance of the consolidated financial statements, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company's main sources of liquidity include:

- Net cash proceeds of $157.6 million from the 2021 Merger and the related PIPE, net of transaction costs, which are available for general corporate purposes. See Note 3 for more information;

- Available-for-sale ("AFS") debt securities, which are all classified as short-term securities to fund current operations and may be liquidated at the Company's discretion if the need arises. The Company held marketable securities of $48.2 million and $49.4 million as of December 31, 2022 and 2021, respectively. See Note 5 for more information;

- The term loan and revolving credit facility that the Company entered into with PNC Bank, as amended (the "Credit Facility"), provides for a $57.6 million term loan, a $5.0 million line of credit and a $1.5 million letter of credit sub-facility. See Note 10 and 11 for more information.

The Company's primary use of cash is for operating and administrative activities including employee-related expenses, and general, operating and overhead expenses. Future capital requirements will depend on many factors, including the Company's customer growth rate, customer retention, timing and extent of development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced services offerings, the continuing market acceptance of the Company's services, effective integration of acquisition activities, if any, and maintaining the Company's bank credit facility. Additionally, the duration and extent of the impact from the current macroeconomic and geopolitical conditions and the COVID-19 pandemic continues to depend on future developments that cannot be accurately predicted at this time, such as tight labor market, inflationary pressures, rising interest rates, volatility in foreign exchange rates, supply chain constraints, recessionary fears and the specific impact of these and other factors on LiveVox's business, employees, customers and partners. While those factors have caused operational difficulties, and may continue to create challenges for the Company's performance, they have not, thus far, had a substantial net impact on the Company's liquidity position.

The Company believes it has sufficient financial resources for at least the next 12 months from the date these consolidated financial statements are issued.

h) Debt Discount and Issuance Costs

The Company's debt issuance costs and debt discount are recorded as a direct reduction of the carrying amount of the debt liability and are amortized to interest expense over the contractual term of the term loan.

i) Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents are stated at fair value. The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. The Company limits its credit risk associated with the cash and cash equivalents by placing investments with banks it believes are highly creditworthy. The Company has exposure to credit risk to the extent cash balances exceed amounts covered by Federal deposit insurance. At December 31, 2022 and 2021, the Company had no cash equivalents. Cash consists of bank deposits. Restricted cash consists entirely of amounts held back from stockholders of the Company's acquired businesses for indemnification of outstanding liabilities. Such amounts are retained temporarily and then remitted to the applicable stockholders, net of fees paid for indemnification of liabilities. Since restricted cash amounts represent funds held for others, there is also a corresponding liability account. As of December 31, 2022, the restricted cash was paid out and the amount of restricted cash was reduced to zero. As of December 31, 2021, the Company has identified $0.1 million as restricted cash as management's intention is to use this cash for the specific purpose of fulfilling the obligations associated with the holdback amount from an acquisition made in 2019.

j) *Marketable Securities*

The Company invests in various marketable securities. As of December 31, 2022 and 2021, the Company designated all of these marketable securities as debt securities and classified them as AFS. No debt securities were classified as held-to-maturity ("HTM") or trading. The Company determines the appropriate classification of marketable securities at the time of purchase and re-evaluates such designation as of each balance sheet date.

Debt securities classified as AFS are reported at fair value with unrealized gains and losses, net of income taxes, as a separate component of stockholders' equity (accumulated other comprehensive loss) in the consolidated balance sheets until the securities are sold or are other-than-temporary impaired ("OTTI"). Debt securities are classified as current or non-current, based on maturities and the Company's expectations of sales and redemptions in the next 12 months.

Gains and losses on sales of debt securities are recorded on the trade date in other income (expense), net, in the consolidated statements of operations and comprehensive loss. The cost of debt securities sold or the amount reclassified out of accumulated other comprehensive loss into earnings is determined using the specific identification method.

The Company evaluates the amortized cost of debt securities compared to their fair value to determine whether a debt security is impaired and whether an impaired debt security is OTTI at each reporting period. Factors considered in determining whether an OTTI occurs include the length of time and extent to which fair value has been less than the cost basis, credit quality of the issuer and the Company's ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. For a debt security deemed to be OTTI, the value of the debt security is reduced, the credit related component of OTTI is recorded in earnings and the noncredit related component is charged to other comprehensive income (loss) in the consolidated statements of operations and comprehensive loss.

Please refer to Note 5 for additional information relating to marketable securities.

k) *Accounts Receivable*

Trade accounts receivable are stated net of any write-offs and the allowance for doubtful accounts, at the amount the Company expects to collect. The Company performs ongoing credit evaluations of its customers and generally does not require collateral unless a customer has previously defaulted. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectability of specific customer accounts: aging of the account receivable, customer creditworthiness, past transaction history with the customer, current economic and industry trends, and changes in customer payment trends. If the financial condition of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. At December 31, 2022, 2021 and 2020, the allowance for doubtful accounts was $1.5 million, $1.3 million and $1.3 million, respectively. Accounts receivable are charged off against the allowance for doubtful accounts after all means of collection have been exhausted and the potential for recovery is considered remote. Recoveries of accounts receivable previously written off are recorded as income when received. The accounts receivable recoveries during the years ended December 31, 2022, 2021 and 2020 were immaterial. The bad debt expense recorded for the years ended December 31, 2022, 2021 and 2020 was $0.5 million, $0.2 million and $0.6 million, respectively. The accounts written off for the years ended December 31, 2022, 2021 and 2020 was $0.6 million, $0.2 million and $0.3 million, respectively.

l) *Property and Equipment*

Property and equipment are stated at cost less accumulated depreciation. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs, including planned major maintenance activities, are charged to expense as incurred. When assets are retired or disposed, the asset's original cost and related accumulated depreciation are eliminated from the accounts and any gain or loss is reflected in the consolidated statements of operations and comprehensive loss. Amortization expense on capitalized software is included in depreciation expense. Depreciation of leasehold improvements is recorded over the shorter of the estimated useful life of the leasehold improvement or lease terms that are reasonably assured.

Depreciation of property and equipment is provided using the straight-line method based on the following estimated useful lives:

	Years
Computer equipment	3 - 5
Computer software	3
Furniture and fixtures	5 - 10
Leasehold improvements	5
Website development	2

m) Identified Intangible Assets

On March 21, 2014, LiveVox, Inc. and subsidiaries were acquired by LiveVox Holdings, Inc. On October 16, 2019, the Company acquired the rights to certain assets of Teckst Inc. On December 16, 2019, the Company acquired the rights to Speech IQ, LLC. On February 5, 2021, the Company completed its asset acquisition of BusinessPhone. The acquisitions resulted in identified marketing-based, technology-based, customer-based, trademark-based, and workforce-based intangible assets. The fair value of the identified assets was determined as of the date of the acquisition by management with the assistance of an independent valuation firm. The identified intangible assets are being amortized using the straight-line method based on the following estimated useful lives:

	Years
Marketing-based	7
Technology-based	4 - 10
Customer-based	7 - 16
Trademark-based	4
Workforce-based	10

n) Goodwill

Goodwill represents the excess of the purchase price of acquired business over the fair value of the underlying net tangible and intangible assets. The Company performed its annual impairment review of goodwill on October 1 of each year, and when a triggering event occurs between annual impairment tests.

During the years ended December 31, 2022, 2021 and 2020, no triggering events have occurred that would require an impairment review of goodwill outside of the required annual impairment review. Refer to Note 7 for more information.

In testing for goodwill impairment, the Company has the option to first assess qualitative factors to determine if it is more likely than not that the fair value of the Company's single reporting unit is less than its carrying amount, including goodwill, or bypass the qualitative assessment and proceed directly to the quantitative impairment test in accordance with Accounting Standards Codification ("ASC") 350-20-35, as amended by Accounting Standards Update ("ASU") 2017-04, to determine if the fair value of the reporting unit exceeds its carrying amount. If the fair value is determined to be less than the carrying value, an impairment charge is recorded for the amount by which the reporting unit's carrying amount exceeds its fair value, limited to the total amount of goodwill allocated to that reporting unit. No impairment charges were recorded during the years ended December 31, 2022, 2021 and 2020.

o) Impairment of Long-Lived Assets

Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset and long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value. No impairment loss was recognized during the years ended December 31, 2022, 2021 and 2020.

p) Amounts Due to Related Parties

In the ordinary course of business, the Company has and expects to continue to have transactions with its stockholders and affiliates. Refer to Note 12 for more information.

q)   *Concentration of Risk*

Concentration of Customer and Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities and accounts receivable. Risks associated with cash and cash equivalents and marketable securities are mitigated using what the Company considers creditworthy institutions. The Company performs ongoing credit evaluations of its customers' financial condition. Substantially all of the Company's assets are in the United States.

As of December 31, 2022 and 2021, no single issuer represented more than 10% of the Company's marketable securities.

The Company's customers are primarily in the receivables management, tele-sales and customer care industries. During the years ended December 31, 2022, 2021 and 2020, substantially all the Company's revenue was generated in the United States. For the years ended December 31, 2022, 2021 and 2020, the Company did not have any customers that individually represented 10% or more of the Company's total revenue or whose accounts receivable balance at December 31, 2022 and 2021 individually represented 10% or more of the Company's total accounts receivable.

Concentration of Supplier Risk

The Company relies on third parties for telecommunication, bandwidth, and co-location services that are included in cost of revenue.

As of December 31, 2022, one vendor accounted for approximately 38% of the Company's total accounts payable. No other single vendor exceeded 10% of the Company's accounts payable at December 31, 2022. At December 31, 2021, one vendor accounted for approximately 43% of the Company's total accounts payable. No other single vendor exceeded 10% of the Company's accounts payable at December 31, 2021. The Company believes there could be a material impact on future operating results should a relationship with an existing significant supplier cease.

r)   *Revenue Recognition*

The Company recognizes revenue in accordance with U.S. GAAP, pursuant to ASC 606, *Revenue from Contracts with Customers*.

The Company derives substantially all of its revenue by providing cloud-based contact center products under a usage-based model, with prices calculated on a per-call, per-seat, or, more typically, a per-minute basis and contracted minimum usage in accordance with the terms of the underlying agreements. Other immaterial ancillary revenue is derived from call recording, local caller identification packages, performance/speech analytics, text messaging services and professional services billed monthly on primarily usage-based fees and, to a lesser extent, fixed fees. Revenue is recognized when control of these services is transferred to the Company's customers, in an amount that reflects the consideration it expects to be entitled to in exchange for those services excluding amounts collected on behalf of third parties such as sales taxes, which are collected on behalf of and remitted to governmental authorities based on local tax law.

The Company determines revenue recognition through the following steps:

    a.   Identification of the contract, or contracts, with a customer;

    b.   Identification of the performance obligations in the contract;

    c.   Determination of the transaction price;

    d.   Allocation of the transaction price to the performance obligations in the contract; and

    e.   Recognition of revenue when, or as, the performance obligations are satisfied.

The Company enters into contracts that can include various combinations of services, each of which are distinct and accounted for as separate performance obligations. The Company's cloud-based contact center solutions typically include a promise to provide continuous access to its hosted technology platform solutions through its data centers. Arrangements with customers do not provide the customer with the right to take possession of the Company's software platform at any time. LiveVox's performance obligations are satisfied over time as the customer simultaneously receives and consumes the benefits and the Company performs its services. The Company's contract terms typically range from one to three years with payment terms of net 10-60 days. As the services provided by the Company are generally billed monthly there is not a significant financing component in the Company's arrangements.

The Company's arrangements typically include monthly minimum usage commitments and specify the rate at which the customer must pay for actual usage above the monthly minimum. Additional usage in excess of contractual minimum commitments is deemed to be specific to the month that the usage occurs, since the minimum usage commitments reset at the beginning of each month. The Company has determined these arrangements meet the variable consideration allocation exception and therefore, it recognizes contractual monthly commitments and any overages as revenue in the month they are earned.

The Company has service-level agreements with customers warranting defined levels of uptime reliability and performance. Customers may receive credits or refunds if the Company fails to meet such levels. If the services do not meet certain criteria, fees are subject to adjustment or refund representing a form of variable consideration. The Company records reductions to revenue for these estimated customer credits at the time the related revenue is recognized. These customer credits are estimated based on current and historical customer trends, and communications with its customers. Such customer credits have not been significant to date.

For contracts with multiple performance obligations, the Company allocates the contract price to each performance obligation based on its relative standalone selling price ("SSP"). The Company generally determines SSP based on the prices charged to customers. In instances where SSP is not directly observable, such as when the Company does not sell the service separately, the SSP is determined using information that generally includes market conditions or other observable inputs.

Professional services for configuration, system integration, optimization or education are billed on a fixed-price or time and material basis and are performed by the Company directly or, alternatively, customers may also choose to perform these services themselves or engage their own third-party service providers. Professional services revenue, which represents approximately 1% of revenue, is recognized over time as the services are rendered.

Deferred revenue represents billings or payments received in advance of revenue recognition and is recognized upon transfer of control. Balances consist primarily of annual or multi-year minimum usage agreements not yet provided as of the balance sheet date. Deferred revenue that will be recognized during the succeeding twelve-month period is recorded as deferred revenue, current in the consolidated balance sheets, with the remainder recorded as deferred revenue, net of current in the Company's consolidated balance sheets.

s)   *Costs to Obtain Customer Contracts (Deferred Sales Commissions)*

Sales commissions are paid for initial contracts and expansions of existing customer contracts. Sales commissions and related expenses are considered incremental and recoverable costs of acquiring customer contracts. These costs are capitalized and amortized on a straight-line basis over the anticipated period of benefit, which the Company has estimated to be five years. The Company determined the period of benefit by taking into consideration the length of the Company's customer contracts, the customer attrition rate, the life of the technology provided and other factors. Amortization expense is recorded in sales and marketing expense within the Company's consolidated statements of operations and comprehensive loss. Amortization expense for the years ended December 31, 2022, 2021 and 2020 was approximately $3.2 million, $2.1 million and $1.3 million, respectively. No impairment loss was recognized during the years ended December 31, 2022, 2021 and 2020.

t)   *Advertising*

The Company expenses non-direct response advertising costs as they are incurred. There were no advertising costs capitalized during the years ended December 31, 2022, 2021 and 2020. For the years ended December 31, 2022, 2021 and 2020, advertising expense was approximately $2.4 million, $1.2 million and $0.6 million, respectively. Advertising expense is included under sales and marketing expense in the accompanying consolidated statements of operations and comprehensive loss.

u)   *Research and Development Costs*

Research and development costs not related to the development of internal use software are charged to operations as incurred. Research and development expenses primarily include payroll and employee benefits, consulting services, travel, and software and support costs.

v)   *Software Development Costs*

The Company capitalizes costs of materials, consultants, payroll, and payroll-related costs of employees incurred in developing internal-use software after certain capitalization criteria are met and includes these costs in the computer software. Refer to Note 6 for additional information. Software development costs are expensed as incurred until preliminary development efforts are successfully completed, management has authorized and committed project funding, it is probable that the project will be completed, and the software will be used as intended. To date, all software development costs have been charged to research and development expense in the accompanying consolidated statements of operations and comprehensive loss. There were no capitalized software development costs related to internal-use software during the years ended December 31, 2022, 2021 and 2020.

w)   *Income Taxes*

Deferred Taxes

The Company accounts for income taxes using the asset and liability approach. Deferred tax assets and liabilities are recognized for the future tax consequences arising from the temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements, as well as from net operating loss and tax credit carryforwards. Deferred tax amounts are determined by using the tax rates expected to be in effect when the taxes will be paid or refunds received, as provided for under currently enacted tax law. A valuation allowance is provided for deferred tax assets that, based on available evidence, are not expected to be realized.

Enactment of the Tax Cuts and Jobs Act in 2017 subjects a U.S. shareholder to current tax on global intangible low-taxed income ("GILTI") earned by certain foreign subsidiaries. Under U.S. GAAP, an entity can make an accounting policy election to either recognize deferred taxes for temporary differences expected to reverse as GILTI in future years or provide for the tax expense related to GILTI resulting from those items in the year of the GILTI inclusion (i.e., as a period expense). The Company has elected to recognize the tax on GILTI as a period expense in the period of inclusion. As such, no deferred taxes are recorded on the Company's temporary differences that might reverse as GILTI in future years.

Uncertain Tax Positions

The Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained in a court of last resort. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company does not believe its consolidated financial statements include any uncertain tax positions. It is the Company's policy to recognize interest and penalties accrued on any unrecognized tax benefit as a component of income tax expense.

x)   *Stock-Based Compensation*

The Company measures compensation expense for stock awards granted to employees and nonemployees in accordance with ASC 718, *Compensation—Stock Compensation*. Stock-based compensation is measured at fair value on grant date. The Company classified all stock awards as equity awards at the grant date, and reassesses the liability versus equity treatment on a quarterly basis for any changes that have occurred during the period that may result in a reclassification. Equity-classified awards are recognized as stock-based compensation expense over an employee's requisite service period or a nonemployee's vesting period on the basis of the grant date fair value. The Company elects to account for forfeitures as they occur, rather than making estimates of future forfeitures.

Management Incentive Units

During 2019, LiveVox TopCo established a Management Incentive Unit program whereby the LiveVox TopCo board of directors has the power and discretion to approve the issuance of Class B Units that represent management incentive units ("MIUs") to any manager, director, employee, officer or consultant of the Company or its subsidiaries. On December 19, 2019, 3,518,096 Class B Units were issued to 12 recipients. Vesting begins on the date of issuance, and the MIUs vest ratably over five years with 20% of the MIUs vesting on each anniversary of a specified vesting commencement date, subject to the grantee's continued employment with the Company on the applicable vesting date. Vesting of the MIUs will accelerate upon consummation of a "sale of the company", which is defined by the LiveVox TopCo limited liability company agreement as (a) the sale or transfer of all or substantially all of the assets of LiveVox TopCo on a consolidated basis or (b) any direct or indirect sale or transfer of a majority of interests in LiveVox TopCo and its subsidiaries on a consolidated basis, as a result of any party other than certain affiliates of Golden Gate Capital obtaining voting power to elect the majority of LiveVox TopCo's governing body. Since the Merger does not meet the limited liability company agreement's definition of a sale, it did not cause acceleration in vesting of the unvested MIUs and the MIUs will continue to vest based on the service condition.

If a MIU holder terminates employment, any vested MIUs as of the termination date will be subject to a repurchase option held by LiveVox TopCo or funds affiliated with Golden Gate Capital. The option to repurchase can be exercised for one year beginning on the later of (a) the MIU holder's termination date and (b) the 181st day following the initial acquisition of the MIUs by the MIU holder. The repurchased MIUs will be valued at fair market value as of the date that is 30 days prior to the date of the repurchase. However, if the fair market value is less than or equal to the participation threshold of the vested MIUs, the MIUs may be repurchased for no consideration.

The Company estimates the grant date fair value of MIUs using the Monte Carlo simulation. Monte Carlo simulation is a widely accepted approach for financial instruments with path dependencies. The Company records stock-based compensation expense for the issued and outstanding MIUs based on the service condition on a straight-line basis over the requisite service period of five years, reduced for actual forfeited MIUs.

Please see Note 16 for further detail about stock-based compensation expenses related to MIUs under the Management Incentive Unit program.

2021 Equity Incentive Plan

On June 16, 2021, the stockholders of the Company approved the 2021 Equity Incentive Plan (the "2021 Plan"), which became effective upon the closing of the Merger on June 18, 2021. The initial number of shares reserved for issuance under the 2021 Plan was 9,770,000. The number of shares of Company common stock reserved for issuance under the 2021 Plan automatically increases on January 1 of each year during the term of the 2021 Plan, beginning on January 1, 2022, by 5% of the total number of shares of Company common stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares as may be determined by the board of directors. As of December 31, 2022, the number of shares reserved for issuance is 14,682,036. The Company grants Restricted Stock Units ("RSUs") and Performance-based Restricted Stock Units ("PSUs") awards to employees, executives, directors, and eligible consultants of the Company.

On November 11, 2021, the Company and certain key executives entered into double trigger vesting of RSU award letters regarding certain accelerated vesting provisions of RSUs granted pursuant to the RSU award agreements dated as of August 18, 2021. On November 4, 2022, the Company and Mr. John DiLullo, the Company's CEO effective as of November 1, 2022, entered into RSU award agreement which also provides a double trigger accelerated vesting provision. Except for these accelerated vesting provisions, if a grantee incurs a termination of continuous service for any reason, any unvested awards will be forfeited without consideration by the grantee.

RSUs are subject to service conditions only. The Company estimates the grant date fair value of RSUs using the closing price of the Company's Class A common stock on Nasdaq on the measurement date. Stock-based compensation expense for RSUs issued to employees is recognized on a straight-line basis over the vesting period for the entire award, reduced for actual forfeited RSUs. Stock-based compensation expense for RSUs issued to nonemployees is recognized as the goods are received or services are performed. The requisite service period typically ranges from one to six years based on the grantee's role in the Company. The amount of cumulative compensation cost recognized at any date must at least equal the portion of the grant-date value of the award that is vested at that date.

PSUs, which are granted to certain key employees, vest either based on the achievement of predetermined market conditions or based on both service and market conditions. The Company estimates the grant date fair value of PSUs using the Monte Carlo simulation. The Company recognizes stock-based compensation expense for PSUs on a tranche-by-tranche basis (i.e., the accelerated attribution method) over an employee's requisite service period, which is the longer of the time-vesting period or the derived service period inferred from the valuation model. Stock-based compensation expense of equity-classified PSUs is recognized provided that the good is delivered or the service is rendered, regardless of when, if ever, the market conditions are satisfied.

Payment of the underlying shares in connection with the vesting of employee RSUs and PSUs generally triggers a tax obligation for the employee, which is required to be remitted to the relevant tax authorities. The 2021 Plan permits the following tax withholding methods:

- Net-share-settlement method—The Company withholds otherwise deliverable RSU or PSU shares having a fair value at the vest date equal to the maximum statutory withholding tax amount and remits the remaining RSU or PSU shares to the employee recipients. Any cash received and paid to meet an employees' statutory withholding tax requirement is reflected as a financing activity within the consolidated statements of cash flows.

- Sell-to-cover method—The broker sells on behalf of employee recipients RSU or PSU shares having a fair value at the vest date equal to the maximum statutory withholding tax amount and remits the cash proceeds from such sales to the Company. The net impact of any cash received and paid to meet an employees' statutory withholding tax requirement is reflected as an operating activity within the consolidated statements of cash flows.

Prior to August 15, 2022, RSU and PSU awards granted to non-U.S. employees provided for tax withholding by the sell-to-cover method and RSU and PSU awards granted to U.S. employees provided for tax withholding by either the sell-to-cover method or the net-share-settlement method. Effective August 15, 2022, the Company changed the tax withholding method for all outstanding employee RSU and PSU awards to provide for tax withholding by the net-share-settlement method. This change to the tax withholding method does not affect the fair value, the vesting conditions, or the classification of employee awards. Therefore, this change does not require modification accounting. During the year ended December 31, 2022, the Company withheld 384,855 shares to cover employee recipients' withholding tax obligations.

Nonemployee directors acting in their role as members of a board of directors are treated as employees for purpose of ASC 718 if (a) those directors were elected by the Company's shareholders and (b) the awards granted to nonemployee directors are for their services as directors but not for other services. While a nonemployee director may be considered an employee under ASC 718, he or she is not considered an employee under the IRS statutory withholding requirements. As a result, no shares are withheld to cover withholding taxes for an award issued to a nonemployee director. Independent consultants are nonemployees under the IRS statutory withholding requirements. As a result, no shares are withheld to cover withholding taxes for an award issued to an independent consultant.

Please see Note 16 for further detail about stock-based compensation expenses related to RSUs and PSUs under the 2021 Plan.

y)   Acquisitions

The Company evaluates acquisitions of assets and other similar transactions to assess whether or not the transaction should be accounted for as a business combination or asset acquisition by first applying a screen test to determine if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. If the screen is met, the transaction is accounted for as an asset acquisition. If the screen is not met, further determination is required as to whether or not the Company has acquired inputs and processes that have the ability to create outputs which would meet the definition of a business. Significant judgment is required in the application of the screen test to determine whether an acquisition is a business combination or an acquisition of assets.

z)   Public and Forward Purchase Warrants

Prior to the Merger, Crescent issued 7,000,000 private placement warrants ("Private Warrants") and 12,499,995 public warrants ("Public Warrants") at the close of Crescent's initial public offering ("IPO") on March 7, 2019. As an incentive for LiveVox to enter into the Merger Agreement, pursuant to the Sponsor Support Agreement dated January 13, 2021, Crescent's sponsor agreed to the cancellation of all of the Private Warrants prior to the Closing Date. In addition, 833,333 Forward Purchase Warrants ("Forward Purchase Warrants") were issued pursuant to the Forward Purchase Agreement dated January 13, 2021 between

Crescent and Old LiveVox. The 12,499,995 Public Warrants and the 833,333 Forward Purchase Warrants (collectively, the "Warrants") remain outstanding after the Merger. Each whole Warrant entitles the holder to purchase one share of the Company's Class A common stock at a price of $11.50 per share, subject to adjustments. The Warrants are exercisable at any time prior to June 18, 2026. See Note 13 for further information on stock warrants.

Upon consummation of the Merger, the Company concluded that (a) the Public Warrants meet the derivative scope exception for contracts in the Company's own stock and are recorded in stockholders' equity and (b) the Forward Purchase Warrants do not meet the derivative scope exception and are accounted for as derivative liabilities. Specifically, the Forward Purchase Warrants contain provisions that cause the settlement amounts to be dependent upon the characteristics of the holder of the Warrant which is not an input into the pricing of a fixed-for-fixed option on equity shares. Therefore, the Forward Purchase Warrants are not considered indexed to the Company's stock and should be classified as a liability. Since the Forward Purchase Warrants meet the definition of a derivative, the Company recorded the Forward Purchase Warrants as liabilities on the consolidated balance sheets at fair value upon the Merger, with an offsetting entry to additional paid-in capital. The gain or loss resulting from decrease or increase in the fair value of the Forward Purchase Warrants in the subsequent periods are recognized in the consolidated statements of operations and comprehensive loss. The fair value of the Forward Purchase Warrants was measured using the Black-Scholes option-pricing model at each measurement date. See Note 20 for further information on fair value.

aa)   *Restructuring Charges*

Restructuring charges associated with management-approved restructuring plans may include employee severance and termination benefits, lease and non-lease contract termination costs, impairment of long-lived assets, and other related costs associated with restructuring activities.

The Company accounts for employee severance and termination benefits that represent a one-time benefit in accordance with ASC 420, *Exit or Disposal Cost Obligations*. The Company accrues employee severance and termination benefits associated with an one-time benefit arrangement when employees are notified of their termination benefits.

The Company records employee severance and termination benefits in accordance with ASC 712, *Compensation - Nonretirement and Postemployment Benefits*, if it pays the benefits as part of an on-going benefit arrangement, which includes benefits provided as part of its established severance policies, a consistent past practice or in accordance with statutory requirements. The Company accrues employee severance and termination benefits associated with an on-going benefit arrangement when the payment is probable and the amount is reasonably estimable.

Please see Note 23 for a full description of the Company's restructuring actions.

bb)   *Recently Adopted Accounting Pronouncements*

As an EGC, the Jumpstart Our Business Startups Act ("JOBS Act") allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act until such time the Company is no longer considered to be an EGC. The Company adopted the following new accounting pronouncements during the year ended December 31, 2022:

<u>ASU No. 2019-12, Income Taxes (Topic 740)</u>

In December 2019, the Financial Accounting Standards Board ("FASB") issued ASU No. 2019-12, *Income Taxes (Topic 740)*, which enhances and simplifies various aspects of the income tax accounting guidance, including requirements such as hybrid tax regimes, tax basis step-up in goodwill obtained in a transaction that is not a business combination, separate financial statements of legal entities not subject to tax, intraperiod tax allocation exception to incremental approach, ownership changes in investments, interim-period accounting for enacted changes in tax law, year-to-date loss limitation in interim-period tax accounting, income statement presentation of tax benefits of tax-deductible dividends and impairment of investment in qualified affordable housing projects accounted for under the equity method. The guidance is effective for public business entities for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. For all other entities, the guidance is effective for annual reporting periods beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The guidance has various elements and different transition methods (retrospective, modified-retrospective, or prospective) which are applied based on the nature of the elements. The Company adopted this standard on January 1, 2022 and it did not have a material impact on the Company's consolidated financial position, operating results or cash flows.

cc)   *Recently Issued Accounting Pronouncements*

<u>*ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326)*</u>

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments—Credit Losses: Measurement of Credit Losses on Financial Instruments* ("ASU 2016-13"), which changes the impairment model for most financial assets. The new model uses a forward-looking expected loss method, which will generally result in earlier recognition of allowances for losses. In November 2018, the FASB issued ASU No. 2018-19, *Codification Improvements to Topic 326, Financial Instruments—Credit Losses*, which clarifies that receivables arising from operating leases are not within the scope of Topic 326, *Financial Instruments—Credit Losses*. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, *Leases*. In April 2019, the FASB issued ASU No. 2019- 04, *Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments*, which clarifies treatment of certain credit losses. In May 2019, the FASB issued ASU No. 2019-05, *Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief*, which permits an entity, upon adoption of ASU 2016-13, to irrevocably elect the fair value option (on an instrument-by-instrument basis) for eligible financial assets measured at amortized cost basis. In November 2019, FASB issued ASU No. 2019-10, *Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842)*, which changes the effective dates for Topic 326 to give implementation relief to certain types of entities. In November 2019, the FASB issued ASU No. 2019- 11, *Codification Improvements to Topic 326, Financial Instruments—Credit Losses*, which includes various narrow-scope improvements and clarifications. In March 2020, the FASB issued ASU No. 2020- 03, *Codification Improvements to Financial Instruments*, which clarifies and improves certain financial instruments guidance. The guidance is effective for public business entities for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. For all other entities, for annual reporting periods beginning after December 15, 2022 and interim periods within those fiscal years. The guidance is to be adopted on a modified retrospective basis. The Company plans to adopt this standard effective January 1, 2023 and does not believe it will have a material impact on the Company's consolidated financial statements.

<u>*ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40)*</u>

In August 2020, the FASB issued ASU No. 2020-06, *Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity*, which simplifies the accounting for convertible instruments and contracts on an entity's own equity, including removing certain conditions for equity classification, and amending certain guidance on the computation of EPS for contracts on an entity's own equity. The guidance is effective for public business entities for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. For all other entities, the guidance is effective for annual reporting periods beginning after December 15, 2023, and interim periods within fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Entities can elect to adopt the guidance through either a modified retrospective method of transition or a fully retrospective method of transition. The Company is currently evaluating the impact this pronouncement will have on its consolidated financial statements and plans to adopt this standard effective January 1, 2024.

<u>*ASU No. 2022-04, Liabilities—Supplier Finance Programs (Subtopic 405-50)*</u>

In September 2022, the FASB issued ASU No. 2022-04, *Liabilities—Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations*, which requires entities that use supplier finance programs in connection with the purchase of goods and services to disclose the key terms of the programs and information about their obligations outstanding at the end of the reporting period, including a rollforward of those obligations. The guidance is effective for all entities for fiscal years beginning after December 15, 2022, including interim periods in those fiscal years, except for the rollforward requirement, which is effective for fiscal years beginning after December 15, 2023. The guidance requires retrospective application to all periods in which a balance sheet is presented, except for the rollforward requirement, which will be applied prospectively. The Company plans to adopt this standard effective January 1, 2023 and does not believe it will have a material impact on the Company's consolidated financial statements.

3. **Acquisitions**

    2022 Acquisitions

    The Company had no acquisition activity during the year ended December 31, 2022.

    2021 Acquisitions

    Reverse Recapitalization

    Pursuant to ASC 805, *Business Combinations*, the merger between Old LiveVox and Crescent was accounted for as a Reverse Recapitalization, rather than a business combination, for financial accounting and reporting purposes. Accordingly, Old LiveVox was deemed the accounting acquirer (and legal acquiree) and Crescent was treated as the accounting acquiree (and legal acquirer). Under this method of accounting, the Reverse Recapitalization was treated as the equivalent of Old LiveVox issuing stock for the net assets of Crescent, accompanied by a recapitalization. The net assets of Crescent are stated at historical cost, with no goodwill or other intangible assets recorded. The consolidated assets, liabilities and results of operations prior to the Merger are those of Old LiveVox. The shares and corresponding capital amounts and earnings per share available for common stockholders, prior to the Merger, have been retroactively restated as shares reflecting the exchange ratio established in the Merger Agreement.

    As a result of the Merger, the Company's stockholders received shares of Class A common stock, with an aggregate value of $666.4 million, or $10.00 per share. Additionally, the Company received net cash proceeds of $157.6 million, net of transaction costs. The following table reconciles the elements of the Merger to the consolidated statements of cash flows and the consolidated statements of stockholders' equity for the year ended December 31, 2021 (dollars in thousands):

	Recapitalization
Cash proceeds from Crescent	
Crescent's cash in trust account	$ 253,395
Crescent's cash and cash equivalents	20
Less: redemptions	(155,372)
Cash proceeds from PIPE Investment (1)	75,000
Cash proceeds from Forward Purchase Agreement (2)	25,000
Less: Cash payments to escrow	(2,000)
Less: Cash payments to stockholder representative expense holdback	(100)
Less: Cash payments of direct and incremental Merger transaction costs	(36,252)
Net cash proceeds from Merger and PIPE financing reflected as financing cash flows	159,691
Cash payments of indirect or non-incremental Merger transaction costs	(2,085)
Net cash proceeds from Merger and PIPE financing reflected as operating cash flows	(2,085)
Net cash proceeds from Merger and PIPE financing	157,606
Merger transaction costs not impacting additional paid-in capital	2,085
Non-cash VCIP/OBIP stock bonus	32,637
Non-cash net assets assumed from Crescent	36
Non-cash offering cost associated with warrant liability (3)	41
Less: warrant liability	(2,008)
Net contribution from Merger and PIPE financing	$ 190,397

    (1) Proceeds of $75.0 million from the Company's private placement of an aggregate of 7,500,000 shares of Class A common stock at a per share price of $10.00 (the "PIPE Investment").

    (2) Proceeds of $25.0 million from the Company's private placement of an aggregate of 2,500,000 shares of Class A common stock at a per share price of $10.00 (the "Forward Purchase Agreement").

    (3) Capitalized offering costs related to Forward Purchase Warrants which have been expensed in the consolidated statements of operations and comprehensive loss.

In connection with the Merger, the Company issued 74,962,092 shares of Class A common stock. Immediately following the Merger, there were 87,084,637 shares of the Company's Class A common stock outstanding. The following table presents the number of shares of the Company's common stock outstanding as of the Closing Date (in thousands):

	Number of Shares
Class A common stock of Crescent, outstanding prior to Closing	24,988
Less: Redemption of Crescent Class A common stock	(15,321)
Class A common stock issued in PIPE Investment (1)	7,500
Class A common stock issued under Forward Purchase Agreement (2)	2,500
Shares of Crescent common stock prior to Closing	19,667
Class F common stock of Crescent converted into Class A common stock on a one-for-one basis (3)	6,250
Less: cancellation of Class F common stock of Crescent	(2,925)
Earn-Out Shares placed into an escrow account (4)	5,000
Recapitalization of Old LiveVox common stock into Class A common stock (5)	66,637
Shares of newly issued Class A common stock in connection with Closing	74,962
Shares of Class A common stock outstanding as of the Closing Date, including Escrowed Shares	94,629
Less: Escrowed Shares (6)	(7,544)
Total shares of Class A common stock outstanding as of the Closing Date, excluding Escrowed Shares	87,085

(1) See footnote (1) to the preceding table.

(2) See footnote (2) to the preceding table.

(3) Includes a total of 2,543,750 shares of converted Class A common stock held by the SPAC sponsor and certain independent directors (the "Lock-Up Shares") immediately following the closing, which were placed in an escrow account to be subject to release only if the price of Class A common stock trading on Nasdaq exceeds certain thresholds during the seven-year period beginning June 18, 2021.

(4) As additional consideration payable to the LiveVox Stockholder, the Company issued 5,000,000 shares of Class A common stock (the "Earn-Out Shares") held in an escrow account to be released only if the price of Class A common stock trading on Nasdaq exceeds certain thresholds during the seven-year period beginning June 18, 2021.

(5) The number of Old LiveVox shares was determined from 1,000 shares of Old LiveVox common stock outstanding immediately prior to the closing of the Merger converted at the exchange ratio of 66,637 established in the Merger.

(6) 2,543,750 Lock-Up Shares and 5,000,000 Earn-Out Shares (collectively, the "Escrowed Shares") are accounted for as equity-classified equity instruments, were included as merger consideration as part of the Reverse Recapitalization, and are recorded in additional paid-in capital. Any Escrowed Shares not released from escrow within the seven-year period beginning June 18, 2021 will be forfeited and canceled for no consideration. The Escrowed Shares are treated as equity-linked instruments as opposed to shares outstanding, and as such are not included in shares outstanding on the Company's consolidated balance sheets.

In connection with the Merger, the Company incurred direct and incremental costs related to the equity issuance of approximately $4.5 million, including $2.6 million during the year ended December 31, 2021, consisting primarily of filing, registration, listing, legal, accounting and other professional fees, which were deducted from the Company's additional paid-in capital as a reduction of cash proceeds rather than expensed as incurred. In addition, the Company incurred $2.0 million in costs, including $1.3 million during the year ended December 31, 2021, related to accounting, investor relations and other fees. Since these costs were not incremental or directly attributable to the Merger, they were expensed as incurred and recorded to operating expenses within the Company's consolidated statements of operations and comprehensive loss.

BusinessPhone Asset Acquisition

On February 5, 2021 (the "Asset Acquisition Date"), the Company entered into a Unit Purchase Agreement (the "Acquisition Agreement") with the shareholders of BusinessPhone.com, a reseller of enterprise-grade Cloud Contact Center and Voice Over Internet Protocol ("VoIP") telephony solutions, for the purchase of the entire share capital of BusinessPhone. The total consideration transferred is contingent upon the Company's earnout revenue set forth in the Acquisition Agreement, up to a maximum cash consideration of $7.0 million that was due by September 2021. Before the acquisition, BusinessPhone had been owned by IQ Ventures, which sold SpeechIQ LLC to LiveVox on December 16, 2019. In connection with the acquisition of BusinessPhone, the $1.1 million holdback related to the acquisition of SpeechIQ LLC was released, net of holdback adjustments. The Company completed this acquisition primarily to obtain access to BusinessPhone's knowledge and Unified Communications as a Service expertise.

In accordance with ASC 805, *Business Combinations*, the Company determined that substantially all of the fair value of the gross assets acquired was concentrated in a single identifiable asset, which was customer relationships. Accordingly, the acquired set of assets and activities did not meet the definition of a business. As a result, the Company accounted for the acquisition of BusinessPhone as an asset acquisition as opposed to a business combination and allocated the cost of the asset acquisition, including transaction costs, to identifiable assets acquired and liabilities assumed based on a relative fair value basis.

As of the Asset Acquisition Date, the total cost of the asset acquisition amounted to $7.0 million, of which $6.0 million of contingent consideration was not paid to BusinessPhone's shareholders. The Company determined that the contingent consideration was not subject to derivative accounting. As a result, the Company allocated the excess fair value of the net assets acquired over the initial consideration transferred to the identifiable net assets (excluding non-qualifying assets) based on their relative fair values on the Asset Acquisition Date. The fair value of identifiable intangible assets acquired was based on estimates and assumptions made by management using the income, market and cost approaches. The following tables present the total cost of the asset acquisition and the allocation to the assets acquired and liabilities assumed based upon their relative fair value at the Asset Acquisition Date (dollars in thousands):

	Amount
Cost of the asset acquisition	
Base purchase price	$ 750
Contingent consideration	5,969
Direct transaction costs	284
Total cost of the asset acquisition	$ 7,003

	Amount
Assets acquired	
Cash and cash equivalents	$ 784
Restricted cash	826
Accounts receivable, net	696
Deposits and other	78
Property and equipment, net	76
Intangible assets, net:	
Customer relationships	5,600
Acquired workforce	380
Total assets acquired	8,440
Liabilities assumed	
Accounts payable	439
Accrued expenses and other	182
Short-term debt	816
Total liabilities assumed	1,437
Net identifiable assets acquired	$ 7,003

The identified intangible assets acquired as part of this asset acquisition were customer relationships and acquired workforce at their allocated cost of $5.6 million and $0.4 million, respectively, with their estimated useful lives of 10 years and 10 years, respectively. The intangible assets are amortized on a straight-line basis.

As of December 31, 2021, the final amount of consideration is determined to be $7.4 million which is based on the terms of the Acquisition Agreement. Since the contingency is resolved and the consideration is paid in full as of December 31, 2021, the amount of contingent consideration liability as of December 31, 2021 was reduced to zero. Since the measurement period is not applicable to an asset acquisition, there has been no adjustment to the cost basis of assets acquired and liabilities assumed.

4. Revenue

Contract Balance

The following table provides information about accounts receivable, net, and contract liabilities from contracts with customers. The Company did not have any contract assets as of December 31, 2022 and 2021 (dollars in thousands):

	December 31, 2022	December 31, 2021
Accounts receivable, net	$ 21,447	$ 20,128
Contract liabilities, current (deferred revenue)	1,318	1,307
Contract liabilities, non-current (deferred revenue)	338	456

Changes in the contract liabilities balances are as follows (dollars in thousands):

	December 31, 2022	December 31, 2021	$ Change
Contract liabilities (deferred revenue)	$ 1,656	$ 1,763	$ (107)

The decrease in deferred revenue was due to billings in advance of performance obligations being satisfied, net of revenue recognized for services rendered during the period. Revenue of $1.5 million was recognized during the year ended December 31, 2022 which was included in the deferred revenue balance at the beginning of the period, and revenue of $1.2 million was recognized during the year ended December 31, 2021 which was included in the deferred revenue balance at the beginning of the period.

Remaining Performance Obligations

Remaining performance obligations represent the contracted minimum usage commitments and do not include an estimate of additional usage in excess of contractual minimum commitments. The Company's contract terms typically range from one to three years. Revenue as of December 31, 2022 that has not yet been recognized was approximately $173.1 million, of which $90.6 million and $82.5 million is expected to be recognized as revenue within one year and beyond one year, respectively. As of December 31, 2022, the Company expects to recognize revenue on the remaining performance obligations over the next 54 months.

5. Marketable Securities

As of December 31, 2022 and 2021, the Company designated all marketable securities as debt securities and classified them as AFS. There were no transfers of debt securities among AFS, HTM and trading categories during the years ended December 31, 2022 and 2021.

The following table presents the amortized cost, gross unrealized gains and losses, and fair value of the Company's debt securities at December 31, 2022 aggregated by major security type (dollars in thousands):

	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
U.S. corporate securities	$	40,186	$	4	$	(1,112)	$	39,078
U.S. government securities		1,479		—		(2)		1,477
Asset-backed securities		7,181		8		(277)		6,912
Other debt securities		747		—		(32)		715
Total available for sale securities		49,593		12		(1,423)		48,182
Total debt securities	$	49,593	$	12	$	(1,423)	$	48,182

The following table presents the amortized cost, gross unrealized gains and losses, and fair value of the Company's debt securities at December 31, 2021 aggregated by major security type (dollars in thousands):

	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
U.S. corporate securities	$	39,370	$	5	$	(154)	$	39,221
U.S. government securities		2,997		—		(1)		2,996
Asset-backed securities		6,439		1		(22)		6,418
Other debt securities		745		—		(6)		739
Total available for sale securities		49,551		6		(183)		49,374
Total debt securities	$	49,551	$	6	$	(183)	$	49,374

The following table presents the amortized cost and fair value of the Company's debt securities by contractual maturities at December 31, 2022 (dollars in thousands):

As of December 31, 2022	Amortized Cost		Fair Value	
Due in one year or less	$	19,064	$	18,715
Due after one year through five years		30,529		29,467
Total available for sale securities		49,593		48,182
Total debt securities	$	49,593	$	48,182

Refer to Note 20 for additional information regarding the fair value measurements of the Company's marketable securities.

Proceeds from sales of debt securities and the associated gains and losses realized in earnings during the years ended December 31, 2022, 2021 and 2020 are listed below (dollars in thousands):

	Years Ended December 31,					
	2022		2021		2020	
Available for sale debt securities:						
Proceeds from sales of debt securities	$	3,451	$	1,250	$	—
Gross realized gains	$	—	$	4	$	—
Gross realized losses		(42)		—		—
Net realized losses	$	(42)	$	4	$	—

The Company has reviewed 83 individual debt securities in unrealized loss positions at December 31, 2022 to determine whether a decline in fair value below the amortized cost is other than temporary. The Company does not intend to sell these debt securities and it is not more likely than not that the Company will be required to sell these debt securities before recovery of their amortized cost bases. The Company then assessed whether the entire amortized cost bases of these debt securities will be recovered. As the present value of future cash flows discounted using the effective interest rate at the date these debt securities were acquired was equal to or greater than the amortized cost basis of these debt securities, the Company did not consider any debt securities to be impaired at December 31, 2022.

The following table presents the fair value and unrealized losses of the Company's debt securities that are in unrealized loss positions and for which an OTTI has not been recognized in earnings at December 31, 2022 (dollars in thousands):

	In Unrealized Loss Position For Less Than 12 Months		In Unrealized Loss Position For 12 Months Or Longer	
	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss
U.S. corporate securities	$ 23,625	$ (464)	$ 15,453	$ (648)
U.S. government securities	995	(2)	482	—
Asset-backed securities	1,034	(13)	5,878	(264)
Other debt securities	—	—	715	(32)
Total available for sale securities	25,654	(479)	22,528	(944)
Total debt securities	$ 25,654	$ (479)	$ 22,528	$ (944)

At December 31, 2021, the Company has determined that the unrealized losses were temporary in nature and did not consider any debt securities to be OTTI.

The following table presents the fair value and unrealized losses of the Company's debt securities that are in an unrealized loss position and for which an OTTI has not been recognized in earnings at December 31, 2021 (dollars in thousands):

	In Unrealized Loss Position For Less Than 12 Months		In Unrealized Loss Position For 12 Months Or Longer	
	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss
U.S. corporate securities	$ 35,961	$ (154)	$ —	$ —
U.S. government securities	2,996	(1)	—	—
Asset-backed securities	4,938	(22)	—	—
Other debt securities	739	(6)	—	—
Total available for sale securities	44,634	(183)	—	—
Total debt securities	$ 44,634	$ (183)	$ —	$ —

6. **Property and Equipment**

Property and equipment consisted of the following at December 31, 2022 and 2021 (dollars in thousands):

	December 31, 2022	December 31, 2021
Computer software	$ 426	$ 1,253
Computer equipment	3,408	9,063
Furniture and fixtures	1,736	1,181
Leasehold improvements	1,525	1,478
Total	7,095	12,975
Less: accumulated depreciation and amortization	(4,477)	(9,965)
Property and equipment, net	$ 2,618	$ 3,010

As of December 31, 2022, the Company disposed of fully depreciated property and equipment in the amount of approximately $8.3 million, which resulted in a reduction in the gross book value of property and equipment but did not affect the net book value as the disposed property and equipment had previously been fully depreciated.

Depreciation and amortization expense for property and equipment for the years ended December 31, 2022, 2021 and 2020 totaled $1.2 million, $2.1 million and $1.9 million, respectively. Amortization of computer software charged to operations for the years ended December 31, 2022, 2021 and 2020 was $0.1 million, $0.2 million and $0.2 million, respectively, and is included in depreciation expense.

7. **Goodwill and Identified Intangible Assets**

Goodwill

Goodwill was recorded as a result of the acquisition of the Company in 2014 by funds affiliated with Golden Gate Capital and the acquisitions made by the Company in 2019 of Teckst Inc. and SpeechIQ LLC.

During the fourth quarter of 2022, the Company completed its annual goodwill impairment test. The Company elected to bypass the qualitative assessment and proceed directly to the quantitative impairment test. Based on its quantitative impairment test, the Company's management concluded that the fair value of the reporting unit was not less than its carrying amount as of October 1, 2022. As such, no impairment charge was recognized. Subsequent to the 2022 annual impairment test, the Company believes there have been no significant events or circumstances negatively affecting the valuation of goodwill. For the years ended December 31, 2022, 2021 and 2020, there was no impairment to the carrying value of the Company's goodwill.

There were no changes in the carrying amount of goodwill during the years ended December 31, 2022 and 2021.

Identified Intangible Assets

Intangible assets were acquired in connection with the acquisition of the Company in March 2014 by Golden Gate Capital, and the Company's acquisition of Teckst Inc., SpeechIQ LLC and BusinessPhone in October 2019, December 2019, and February 2021, respectively.

Amortization expense related to the Company's identified intangible assets was $3.5 million, $4.5 million and $4.2 million for the years ended December 31, 2022, 2021 and 2020, respectively. On the face of the consolidated statements of operations and comprehensive loss the amortization of technology-based intangible assets is included within cost of revenue, the amortization of marketing-based and customer-based intangible assets are included within sales and marketing expense, and the amortization of the acquired workforce is included within cost of revenue and research and development expense.

Identified intangible assets consisted of the following at December 31, 2022 (dollars in thousands):

	Cost		Accumulated Amortization		Carrying Amount		Weighted Average Remaining Life (In Years)
Marketing-based	$	1,400	$	(1,328)	$	72	0.96
Technology-based		18,300		(17,082)		1,218	1.25
Customer-based		27,700		(12,581)		15,119	7.38
Workforce-based		380		(134)		246	6.48
	$	47,780	$	(31,125)	$	16,655	

Identified intangible assets consisted of the following at December 31, 2021 (dollars in thousands):

	Cost		Accumulated Amortization		Carrying Amount		Weighted Average Remaining Life (In Years)
Marketing-based	$	1,400	$	(1,253)	$	147	1.96
Technology-based		18,300		(15,791)		2,509	2.01
Customer-based		27,700		(10,506)		17,194	8.37
Workforce-based		380		(35)		345	9.10
	$	47,780	$	(27,585)	$	20,195	

Future amortization of identified intangible assets at December 31, 2022 is shown below (dollars in thousands):

As of December 31, 2022	Amount	
2023	$	3,182
2024		2,321
2025		2,106
2026		2,088
2027 and beyond		6,958
Total future identified intangible asset amortization	$	16,655

8. Accrued Expenses

Accrued expenses consisted of the following at December 31, 2022 and 2021 (dollars in thousands):

	December 31, 2022		December 31, 2021	
Accrued bonuses	$	4,078	$	3,580
Accrued paid time off		2,743		2,802
Accrued commissions		1,726		2,748
Principal and interest payable under the structured payable arrangement (1)		444		—
Other accrued expenses		3,408		4,725
Total accrued expenses	$	12,399	$	13,855

(1) In July 2022, the Company entered into a financing arrangement with a third-party intermediary to establish a structured payable arrangement related to the Company's commercial insurance policy on directors and officers.

9. Leases

The Company accounts for operating leases and finance leases in accordance with U.S. GAAP, pursuant to ASC 842, *Leases*.

LIVEVOX HOLDINGS, INC.

Notes to the Consolidated Financial Statements

The Company has leases for offices, data centers and other computer and networking equipment that expire at various dates through 2027. The Company's leases have remaining terms of one to six years, and some of the leases include a Company option to extend the leases. As the Company's leases do not provide an implicit rate, the Company uses an incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The Company has elected the practical expedient on not separating lease components from non-lease components for right-of-use assets.

The components of lease expenses were as follows (dollars in thousands):

| | Years Ended December 31, | | | | | |
	2022		2021		2020	
Operating lease cost	$	2,168	$	2,059	$	1,515
Finance lease cost:						
Amortization of right-of-use assets	$	15	$	462	$	534
Interest on lease liabilities		2		16		59
Total finance lease cost	$	17	$	478	$	593

Supplemental cash flow information related to leases was as follows (dollars in thousands):

| | Years Ended December 31, | | | | | |
	2022		2021		2020	
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash used in operating leases	$	2,351	$	2,104	$	1,608
Financing cash used in finance leases		28		408		810
Right-of-use assets obtained in exchange for lease obligations:						
Operating leases	$	1,261	$	3,246	$	997
Finance leases		—		—		74

Supplemental balance sheet information related to leases was as follows (dollars in thousands):

	December 31, 2022		December 31, 2021	
Operating Leases				
Operating lease right-of-use assets	$	4,920	$	5,483
Operating lease liabilities:				
Operating lease liabilities—current	$	1,655	$	1,946
Operating lease liabilities—less current portion		3,649		4,046
Total operating lease liabilities	$	5,304	$	5,992
Finance Leases				
Property and equipment, gross	$	74	$	2,182
Less: accumulated depreciation and amortization		(35)		(1,621)
Property and equipment, net	$	39	$	561
Finance lease liabilities:				
Finance lease liabilities—current	$	11	$	26
Finance lease liabilities—less current portion		—		11
Total finance lease liabilities	$	11	$	37

Weighted average remaining terms were as follows:

	December 31, 2022	December 31, 2021
Weighted average remaining lease term		
Operating Leases	3.77 years	3.58 years
Finance Leases	0.42 years	1.67 years

Weighted average discount rates were as follows:

	December 31, 2022	December 31, 2021
Weighted average discount rate		
Operating Leases	8.9 %	8.1 %
Finance Leases	7.5 %	7.5 %

Maturities of lease liabilities were as follows (dollars in thousands):

As of December 31, 2022	Operating Leases		Finance Leases	
2023	$	1,904	$	11
2024		1,201		—
2025		1,038		—
2026		996		—
2027 and beyond		508		—
Total lease payments		5,647		11
Less: imputed interest		(343)		—
Total	$	5,304	$	11

As of December 31, 2022, the Company had no operating lease which was executed but not yet commenced.

10. **Borrowings Under Term Loan and Line of Credit**

At December 31, 2022 and 2021, term loan borrowings were as follows (dollars in thousands):

	December 31, 2022		December 31, 2021	
Total term loan obligations	$	54,567	$	55,020
Less: current portion of term loan		(982)		(561)
Long-term term loan obligations	$	53,585	$	54,459

The Company entered into a term loan and revolving credit facility with PNC Bank on November 7, 2016 (as amended, the "Credit Facility"), which has been amended several times, more recently as of August 2, 2021. The Credit Facility provides for a $57.6 million term loan, a $5.0 million line of credit and a $1.5 million letter of credit sub-facility.

The Credit Facility is collateralized by a first-priority perfected security interest in substantially all the assets of the Company and is subject to certain financial covenants before and after a covenant conversion date. Covenant conversion may be elected early by the Company if certain criteria are met, including, but not limited to meeting fixed charge coverage and liquidity ratio targets as of the most recent twelve-month period. Prior to the covenant conversion date, the Company is required to maintain minimum levels of liquidity and recurring revenue. As of the covenant conversion date, the Company is required to maintain the Fixed Charge Coverage Ratio and Leverage Ratio (each as defined in the Credit Facility) measured on a quarter-end basis for the four-quarter period ending on each such date through the end of the agreement.

The Company may elect that the term and revolving loans bear interest under a base rate or a LIBOR rate definition within the Credit Facility. LIBOR interest elections are for one, two or three-month periods. Loans are termed as either a Base Rate loan or LIBOR Rate loan and can be a combination of both. The Company elected a LIBOR rate at December 31, 2022.

The latest amendment to the Credit Facility on August 2, 2021 extended the maturity date of the term loan to December 31, 2025. The amendment also reset the minimum recurring revenue covenant amounts through December 31, 2025 and extended the quarterly measurement dates through September 30, 2025. Additionally, the amendment removed the mandatory covenant commencement date of the Fixed Charge Coverage Ratio and Leverage Ratio and the applicable ratio amounts. Under the Credit Facility, principal on the term loan is to be repaid in quarterly installments of $0.1 million beginning on September 30, 2021 through March 31, 2023, $0.3 million on June 30, 2023 through March 31, 2024, and $0.5 million on June 30, 2024 through March 31, 2025, and $0.7 million on each quarter thereafter. All other terms and conditions of the original Credit Facility remain in effect. Term loan repayments made by the Company totaled $0.6 million, $1.0 million and $1.2 million during the years ended December 31, 2022, 2021 and 2020, respectively.

The Company accounts for previously deferred original issue discount and loan fees in the amount of $0.3 million related to the original Credit Facility dated November 7, 2016, first amendment to the Credit Facility dated February 28, 2018, and third amendment to Credit Facility dated December 16, 2019, and the additional original issue discount in the amount of $0.2 million related to the seventh amendment to Credit Facility dated August 2, 2021 by amortizing and recording to interest expense over the remaining term of the amended Credit Facility using the effective interest method. Third party loan fees totaling $0.1 million associated with the $13.9 million increase of the term loan related to the third amendment to Credit Facility are expensed upon close of the loan. Total unamortized loan costs associated with the term loan totaled $0.3 million and $0.4 million at December 31, 2022 and 2021, respectively and are recorded within term loan, net of current.

The Company was in compliance with all debt covenants at December 31, 2022 and 2021 and was in compliance with all debt covenants as of the date of issuance of these consolidated financial statements. There was no unused borrowing capacity under the term loan portion of the Credit Facility at December 31, 2022 and 2021. There were no amounts outstanding under the revolving portion of the Credit Facility as of December 31, 2022 and 2021.

Aggregate principal maturities of the term loan as of December 31, 2022 was as follows (dollars in thousands):

As of December 31, 2022	Amount to Mature
2023	$ 982
2024	1,753
2025	52,158
Total	$ 54,893

The net carrying amount of the liability component of the term loan was as follows (dollars in thousands):

	December 31, 2022	December 31, 2021
Principal	$ 54,893	$ 55,454
Less: Unamortized issuance costs	(326)	(434)
Net carrying amount	$ 54,567	$ 55,020

11. Letters of Credit

On November 8, 2016, the Company established an irrevocable standby letter of credit using a sub-facility under the Credit Facility, to serve as a security deposit for the Company's San Francisco office. The letter of credit automatically extends for one-year periods from the original expiration date, September 10, 2017, unless written notice is presented to the beneficiary at least 60 days prior to the current expiration date. The irrevocable standby letter of credit has been amended several times, and the latest amendment on July 20, 2022 decreased the total amount to $0.2 million. All other terms and conditions remained unchanged.

On February 11, 2022, the Company established another irrevocable standby letter of credit in the amount of $0.3 million using a sub-facility under the Credit Facility, to serve as a guarantee in connection with the buildout of the office that LiveVox Colombia SAS leases in Medellin, Colombia. The standby letter of credit expires one year from the issuance date.

12. Related Party Transactions

The Company pays monthly board of director fees plus reimbursement of expenses incurred on behalf of the Company to members of the Company's board of directors. During the year ended December 31, 2022, board of director fees totaled $0.8 million and expense reimbursements were immaterial. The Company also granted RSUs to directors on August 18, 2021 and August 5, 2022 under the 2021 Plan. During the year ended December 31, 2022, stock-based compensation expense relating to the RSU awards to the board of directors totaled $1.2 million. As of December 31, 2022, the unpaid balance of board of director fees due to related parties was immaterial. During the year ended December 31, 2021, board of director fees totaled $0.6 million, expense reimbursements were immaterial, and stock-based compensation expense relating to the RSU awards to the board of directors totaled $0.2 million. In connection with the Merger consummated on June 18, 2021, the VCIP awards granted to the board of directors were liquidated, which resulted in $4.1 million expenses related to the board of directors during the year ended December 31, 2021. As of December 31, 2021, the unpaid balance of board of director fees due to related parties was immaterial. During the year ended December 31, 2020, board of director fees totaled $0.5 million and there were no expense reimbursements or expenses relating to the VCIP awards granted to the board of directors. As of December 31, 2020, there was no unpaid balance of board of director fees due to related parties.

Prior to the closing of the Merger on June 18, 2021, Old LiveVox paid quarterly management fees plus reimbursement of expenses incurred on behalf of Old LiveVox to funds affiliated with Golden Gate Capital, its majority shareholder pre-Merger. The payment of management fees and reimbursement of expenses to funds affiliated with Golden Gate Capital has been discontinued since the Merger. During the year ended December 31, 2022, there were no management fees or expense reimbursements. During the year ended December 31, 2021, management fees and expense reimbursements were immaterial. During the year ended December 31, 2020, management fees totaled $0.5 million and there were no expense reimbursements. There were no unpaid balance of management fees as of December 31, 2022, 2021 and 2020.

There were no related party accounts receivable as of December 31, 2022, 2021 and 2020.

13. Stock Warrants

Public and Forward Purchase Warrants

Immediately following the Merger, LiveVox assumed 833,333 Forward Purchase Warrants and 12,499,995 Public Warrants that had been previously issued by Crescent. Each whole Warrant entitles the holder to purchase one share of the Company's Class A common stock at a price of $11.50 per share, subject to adjustments.

The Company may redeem the outstanding Public Warrants, in whole and not in part, upon a minimum of 30 days' prior written notice of redemption ("Redemption Period"). For purposes of the redemption, "Redemption Price" shall mean the last reported sales price of the Company's common stock for any twenty trading days within the thirty trading-day period ending on the third trading day prior to the date on which notice of the redemption is given. The Company may redeem the outstanding Public Warrants for cash at a price of $0.01 per Warrant if the Reference Value equals or exceeds $18.00 per share. The warrant holders have the right to exercise their outstanding Warrants prior to the scheduled redemption date during the Redemption Period at $11.50 per share. If the Company calls the Public Warrants for redemption, the Company will have the option to require all holders that wish to exercise the Public Warrants to do so on a "cashless basis", as described in the warrant agreement.

The Forward Purchase Warrants and the shares of Class A common stock issuable upon the exercise of the Forward Purchase Warrants are transferable, assignable and salable, subject to certain limited exceptions. Additionally, the Forward Purchase Warrants are exercisable for cash or on a cashless basis, at the holder's option, and are non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Forward Purchase Warrants are held by someone other than the initial purchasers or their permitted transferees then such Warrants will be redeemable by the Company and exercisable by the warrant holders on the same basis as the Public Warrants.

As of December 31, 2022, there were 13,333,328 Warrants outstanding, and no Warrants have been exercised.

14. Stockholders' Equity

Common Stock

On June 22, 2021, the Company's Class A common stock, publicly traded warrants and publicly traded units began trading on Nasdaq under the ticker symbols "LVOX", "LVOXW" and "LVOXU," respectively. Pursuant to the Company's certificate of incorporation, the Company is authorized to issue 500,000,000 shares of Class A common stock with a par value of $0.0001 per share. As of December 31, 2022, the Company had 92,729,127 shares of Class A common stock issued and outstanding (100,272,877 shares of common stock, less 7,543,750 of which are held in an escrow account to be released only if the price of Class A common stock trading on Nasdaq exceeds certain thresholds during the seven-year period beginning June 18, 2021 (the "Escrowed Shares")). As of December 31, 2021, 500,000,000 shares of Class A common stock were authorized, and 90,696,977 shares were issued and outstanding (98,240,727 shares of common stock, less 7,543,750 Escrowed Shares).

On July 19, 2022, pursuant to Finders Agreement made and entered into as of January 13, 2021, by and among the Company and Neuberger Berman BD LLC ("Neuberger"), the Company issued 781,250 shares of Class A common stock to Neuberger as consideration for the performance by Neuberger of its obligations under the Finders Agreement.

The accumulated other comprehensive loss and accumulated deficit are included in stockholders' equity. At December 31, 2022 and 2021, the accumulated other comprehensive loss totaled $2.2 million and $0.5 million, respectively. The Company's accumulated deficit totaled $165.5 million and $128.0 million at December 31, 2022 and 2021, respectively.

Preferred Stock

Pursuant to the Company's certificate of incorporation, the Company is authorized to issue 25,000,000 shares of preferred stock having a par value of $0.0001 per share. As of December 31, 2022, no shares of LiveVox preferred stock were issued and outstanding. As of December 31, 2021, 25,000,000 shares of preferred stock were authorized, and no shares of preferred stock were issued and outstanding.

15. Analysis of the Changes in Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) in the Company's consolidated balance sheets includes foreign currency translation items associated with the Company's foreign operations, and unrealized gain or loss on the Company's marketable securities available for sale. Following is an analysis of the changes in accumulated other comprehensive loss, net of applicable taxes, at December 31, 2022 and 2021 (dollars in thousands):

	December 31, 2021		
	Foreign currency translation adjustment	Net unrealized loss on marketable securities	Total accumulated other comprehensive loss
Balance, beginning of period	$ (206)	$ —	$ (206)
Other comprehensive loss	(94)	(177)	(271)
Balance, end of period	$ (300)	$ (177)	$ (477)

	December 31, 2022		
	Foreign currency translation adjustment	Net unrealized loss on marketable securities	Total accumulated other comprehensive loss
Balance, beginning of period	$ (300)	$ (177)	$ (477)
Other comprehensive loss	(484)	(1,235)	(1,719)
Balance, end of period	$ (784)	$ (1,412)	$ (2,196)

Components of other comprehensive income (loss) and related taxes for the years ended December 31, 2022, 2021 and 2020 are as follows (dollars in thousands):

	Years Ended December 31,								
	2022			2021			2020		
	Before tax	Tax effect	Net of tax	Before tax	Tax effect	Net of tax	Before tax	Tax effect	Net of tax
Foreign currency translation adjustment	$ (473)	$ 11	$ (484)	$ (94)	$ —	$ (94)	$ 11	$ (1)	$ 12
Net unrealized loss on marketable securities	(1,208)	27	(1,235)	(177)	—	(177)	—	—	—
Total other comprehensive income (loss)	$ (1,681)	$ 38	$ (1,719)	$ (271)	$ —	$ (271)	$ 11	$ (1)	$ 12

The amount of net realized loss on sale of marketable securities that has been previously included as net unrealized loss in other comprehensive income (loss) and then reclassified out of other comprehensive income (loss) into earnings during the year ended December 31, 2022 is immaterial. There was no reclassification during the years ended December 31, 2021 and 2020.

16. **Stock-Based Compensation**

Management Incentive Units

As of December 31, 2022, all MIUs are classified as equity.

As discussed in Note 2(x), stock-based compensation expense for MIUs is measured based on the grant date fair value of the award estimated by using a Monte Carlo simulation. Assumptions used in the Monte Carlo simulation are holding period, expected share price volatility, discount for lack of marketability, and risk-free interest rate. The holding period is the expected period until a major liquidity event is expected to occur. The expected volatility assumption is based on the historical volatility of a peer group of publicly traded companies. The discount for lack of marketability is driven by (a) the assumed participation threshold as outlined in the agreements governing the MIUs and (b) the assumed holding period of two years. The risk-free rate for the expected term of the awards is based on U.S. Treasury zero-coupon issues at the time of grant. There were no new MIUs granted during the years ended December 31, 2022, 2021 and 2020.

MIU activities for the years ended December 31, 2022, 2021 and 2020 are summarized as follows (in thousands, except for per share data):

	Number of Shares	Weighted-average Grant Date Fair Value (per share)	Weighted-average Remaining Contractual Term (1)
Outstanding at December 31, 2019	3,518	$ 0.79	
Granted	—	—	
Vested	—	—	
Forfeited	—	—	
Outstanding at December 31, 2020	3,518	$ 0.79	
Granted	—	—	
Vested	(704)	0.79	
Forfeited	—	—	
Outstanding at December 31, 2021	2,814	$ 0.79	
Granted	—	—	
Vested	(739)	0.79	
Forfeited	(179)	0.79	
Outstanding at December 31, 2022	1,896	$ 0.79	1.00 year

(1) The weighted-average remaining contractual term is calculated as the sum of the weighted amount of time between the reporting period end and the vest date divided by the sum of the shares that are outstanding by the end of the reporting period.

2021 Equity Incentive Plan

Restricted Stock Units

As of December 31, 2022, all RSUs granted to employees and nonemployees are classified as equity.

Employee RSU activities for the years ended December 31, 2022, 2021 and 2020 are summarized as follows (in thousands, except for per share data):

	Equity-classified RSUs - employee (1)		
	Number of Shares	Weighted-average Grant Date Fair Value (per share)	Weighted-average Remaining Contractual Term (2)
Outstanding at December 31, 2019	—	$ —	
Granted	—	—	
Vested	—	—	
Forfeited	—	—	
Outstanding at December 31, 2020	—	$ —	
Granted	5,072	6.44	
Vested	—	—	
Forfeited	(110)	6.33	
Outstanding at December 31, 2021	4,962	$ 6.44	
Granted	5,476	2.69	
Vested	(1,629)	6.43	
Forfeited	(699)	5.44	
Outstanding at December 31, 2022	8,110	$ 4.00	1.53 years

(1) Represents awards granted to employees, executives and directors of the Company.

(2) The weighted-average remaining contractual term is calculated as the sum of the weighted amount of time between the reporting period end and the vest date divided by the sum of the shares that are outstanding by the end of the reporting period.

The aggregate fair value of employee RSUs outstanding as of December 31, 2022, based on the fair value at the reporting period end, was $24.1 million. The aggregate fair value of employee RSUs vested during the year ended December 31, 2022, based on the fair value on the vest date, was $3.2 million.

Nonemployee RSU activities for the years ended December 31, 2022, 2021 and 2020 are summarized as follows (in thousands, except for per share data):

	Equity-classified RSUs - nonemployee (1)		
	Number of Shares	Weighted-average Grant Date Fair Value (per share)	Weighted-average Remaining Contractual Term (2)
Outstanding at December 31, 2019	—	$ —	
Granted	—	—	
Vested	—	—	
Forfeited	—	—	
Outstanding at December 31, 2020	—	$ —	
Granted	20	6.51	
Vested	—	—	
Forfeited	—	—	
Outstanding at December 31, 2021	20	$ 6.51	
Granted	17	2.42	
Vested	(7)	6.30	
Forfeited	(11)	6.51	
Outstanding at December 31, 2022	19	$ 2.91	1.51 years

(1) Represents awards granted to eligible consultants of the Company.

(2) The weighted-average remaining contractual term is calculated as the sum of the weighted amount of time between the reporting period end and the vest date divided by the sum of the shares that are outstanding by the end of the reporting period.

The aggregate fair value of nonemployee RSUs outstanding as of December 31, 2022, based on the fair value at the reporting period end, was $0.1 million. The aggregate fair value of nonemployee RSUs vested during the year ended December 31, 2022, based on the fair value on the vest date, was immaterial.

Performance-Based Restricted Stock Units

As of December 31, 2022, all PSUs granted to employees are classified as equity.

As discussed in Note 2(x), the Company estimates the fair value of the PSUs at each measurement date by using a Monte Carlo simulation. The key inputs used in the Monte Carlo simulation are stock price, expected share price volatility, expected life, risk-free interest rate, and vesting hurdles. The stock price is based on the closing price of the Company's Class A common stock on Nasdaq as of the valuation date. The volatility input is estimated using the volatility of Company's peer companies as well as the Company's own implied volatility. The expected life of the PSUs is 30 years and all PSUs are assumed to be fully vested at the end of year 30. The risk-free interest rate is based on the Thirty-year Constant Maturity Treasury Rate. The vesting hurdles are set forth in the PSU agreement. The weighted average assumptions (weighted by relative grant date fair value) used in the Monte Carlo simulation to value PSUs granted during the periods presented are as follows:

	December 31, 2022	December 31, 2021
Stock price	$ 4.94	$ 6.13
Measurement period	30.00 years	30.00 years
Expected volatility	47.50 %	47.50 %
Risk-free rate	2.24 %	1.89 %
Vesting hurdle 1	$ 12.50	$ 12.50
Vesting hurdle 2	$ 15.00	$ 15.00
Vesting hurdle 3	$ 17.50	$ 17.50

PSU activities for the years ended December 31, 2022, 2021 and 2020 are summarized as follows (in thousands, except for per share data):

	Equity-classified PSUs - employee (1)		
	Number of Shares	Weighted-average Grant Date Fair Value (per share)	Weighted-average Remaining Contractual Term (2)
Outstanding at December 31, 2019	—	$ —	
Granted	—	—	
Vested	—	—	
Forfeited	—	—	
Outstanding at December 31, 2020	—	$ —	
Granted	1,612	6.50	
Vested	—	—	
Forfeited	—	—	
Outstanding at December 31, 2021	1,612	$ 6.50	
Granted	125	4.94	
Vested	—	—	
Forfeited	(30)	6.51	
Outstanding at December 31, 2022	1,707	$ 6.39	9.93 years

(1) Represents awards granted to employees and executives of the Company.

(2) The weighted-average remaining contractual term is calculated as the sum of the weighted amount of time between the reporting period end and the vest date divided by the sum of the shares that are outstanding by the end of the reporting period.

The aggregate fair value of PSUs outstanding as of December 31, 2022, based on the fair value at the reporting period end, was $5.1 million. None of the PSUs vested during the year ended December 31, 2022.

Stock-Based Compensation Expense

The following tables present the Company's stock-based compensation expense by financial statement line item and by award type for the years ended December 31, 2022, 2021 and 2020 (dollars in thousands):

	Years Ended December 31,		
	2022	2021	2020
Cost of revenue	$ 1,275	$ 500	$ 57
Sales and marketing expense	2,934	865	113
General and administrative expense	4,012	1,169	273
Research and development expense	4,021	1,371	113
Total stock-based compensation	$ 12,242	$ 3,905	$ 556

		Years Ended December 31,				
		2022		**2021**		**2020**
Equity-classified awards:						
MIUs	$	527	$	556	$	556
RSUs - employee		10,623		2,949		—
RSUs - nonemployee		34		12		—
PSUs - employee		1,058		388		—
Total equity-classified awards		12,242		3,905		556
Total stock-based compensation	$	12,242	$	3,905	$	556

There were no income tax benefits recognized for the year ended December 31, 2022, related to tax deductions from RSU awards vesting in 2022. Due to the Company's net operating loss, the related tax deductions result in deferred tax assets that are fully offset with a valuation allowance. None of the RSUs vested during the years ended December 31, 2021 and 2020, and, therefore, there were no income tax benefits recognized during those periods.

As of December 31, 2022, unrecognized stock-based compensation expense related to nonvested awards by award type and their expected weighted-average recognition periods are summarized in the following table (dollars in thousands):

		Unrecognized Stock-based Compensation Expense	Weighted-average Recognition Period (1)
Equity-classified awards:			
MIUs	$	999	2.00 years
RSUs - employee		29,309	2.90 years
RSUs - nonemployee		52	3.14 years
PSUs - employee		9,461	9.93 years
Total equity-classified awards		39,821	
Total unrecognized stock-based compensation	$	39,821	

(1) The weighted-average recognition period is calculated as the sum of the weighted remaining period to recognize expense for nonvested awards divided by the sum of the shares that are expected to vest for all awards that have not vested or expired by the end of the reporting period. For awards for which the straight-line method is used for expense recognition, the remaining recognition period is the amount of time between the end of the reporting period and the end of the entire award. For awards for which the accelerated attribution method is used for expense recognition, the remaining recognition period is the amount of time between the end of the reporting period and the end of each separately vesting portion of the award.

17. **Geographic Information**

Disaggregation of Revenue

The following table disaggregates the Company's revenue by geographic area for the years ended December 31, 2022, 2021 and 2020 (dollars in thousands):

	Years Ended December 31,		
	2022	**2021**	**2020**
United States	$ 126,128	$ 111,836	$ 97,034
Americas (excluding United States)	3,856	2,808	1,870
Asia	5,921	4,450	3,509
Europe	120	137	132
Total revenue	$ 136,025	$ 119,231	$ 102,545

In addition, 99.5% of the Company's revenue is denominated in U.S. dollars and 0.5% is denominated in foreign currencies.

Property and Equipment

The following table summarizes total property and equipment, net in the respective locations at December 31, 2022 and 2021 (dollars in thousands):

	December 31, 2022	December 31, 2021
United States	$ 1,291	$ 1,989
Americas (excluding United States)	309	367
Asia	1,018	654
Property and equipment, net	$ 2,618	$ 3,010

The geographical location of the Company's customers affects the nature, amount, timing and uncertainty of revenue and cash flows due to the potential for unfavorable and uncertain regulatory, political, economic and tax conditions. These uncertainties can impact the amount of revenue recognized through price adjustments and uncertainty of cash flows that may arise due to local regulations.

18. **Income Taxes**

The following table summarizes the components of pre-tax income (loss) as either domestic or foreign for the years ended December 31, 2022, 2021 and 2020 (dollars in thousands):

	Years Ended December 31,		
	2022	**2021**	**2020**
United States	$ (38,642)	$ (104,028)	$ (5,038)
Foreign	1,984	1,000	589
Total pre-tax loss	$ (36,658)	$ (103,028)	$ (4,449)

The provision for income taxes charged to operations consisted of the following for the years ended December 31, 2022, 2021 and 2020 (dollars in thousands):

	Years Ended December 31,		
	2022	**2021**	**2020**
Current tax expense:			
Federal	$ —	$ —	$ (2)
State	58	47	8
Foreign	762	310	317
Total current tax expense	820	357	323
Deferred tax expense:			
Federal	11	3	2
State	(13)	(186)	(124)
Foreign	(1)	(8)	(5)
Total deferred tax benefit	(3)	(191)	(127)
Provision for income taxes	$ 817	$ 166	$ 196

A reconciliation between the Company's federal statutory tax rate and its effective tax rate for the years ended December 31, 2022, 2021 and 2020 is as follows:

	Years Ended December 31,		
	2022	**2021**	**2020**
Federal statutory tax rate	21.00 %	21.00 %	21.00 %
State tax, net of federal benefit	6.71 %	3.01 %	3.93 %
Meals and entertainment	(0.14)%	(0.11)%	(1.07)%
Global intangible low-taxed income inclusion	0.00 %	(0.07)%	(2.41)%
Nondeductible stock-based compensation	(3.81)%	(0.11)%	(2.83)%
Nondeductible compensation	0.00 %	(2.15)%	0.00 %
Transaction costs	0.00 %	(2.61)%	0.00 %
Prior year provision to return true-up	13.46 %	0.16 %	(2.13)%
Change in valuation allowance	(38.50)%	(19.20)%	(18.90)%
Foreign tax differential and permanent items	(0.99)%	(0.07)%	(2.27)%
Other	0.01 %	(0.01)%	(0.08)%
Effective tax rate	(2.26)%	(0.16)%	(4.76)%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities consisted of the following at December 31, 2022 and 2021 (dollars in thousands):

	December 31, 2022	December 31, 2021
Deferred tax assets:		
Net operating loss carryforward	$ 33,370	$ 26,828
SPAC transaction	885	944
Compensation accruals	552	1,326
Share based compensation	1,313	807
Foreign tax credits	—	487
Bad debt reserve	365	319
Interest expense limitation	1,918	1,080
Lease liability	1,328	1,489
R&D expenditures capitalization	5,195	—
Other intangibles amortization	259	—
Other	630	398
Total deferred tax assets	45,815	33,678
Deferred tax liabilities:		
Capitalized commissions	(2,636)	(2,346)
Right-of-use asset	(1,232)	(1,363)
Other intangibles amortization	—	(2,447)
Other	(465)	(274)
Total deferred tax liabilities	(4,333)	(6,430)
Net deferred tax assets before valuation allowance	41,482	27,248
Valuation allowance	(41,481)	(27,250)
Net deferred tax assets (liabilities)	$ 1	$ (2)

At December 31, 2022, the Company had available federal and combined state net operating loss ("NOL") carryforwards which may offset future taxable income of $121.7 million and $127.3 million, respectively. $23.6 million of the federal NOLs are scheduled to expire between 2027 and 2035, while the remaining federal NOLs of $98.1 million do not expire. $104.0 million of the state NOLs are scheduled to expire between 2025 and 2042, while the remaining state NOLs of $23.3 million do not expire. There were insufficient federal and state deferred tax liabilities to offset the federal and state deferred tax assets at December 31, 2022 and 2021; therefore, based on this and other available evidence, management believes it is more likely than not that the net federal and state deferred tax assets of LiveVox will not be fully realized and has recorded valuation allowances in the amounts of $41.5 million and $27.3 million as of December 31, 2022 and 2021, respectively.

Past ownership changes and other equity transactions have triggered Section 382 and 383 provisions of the Internal Revenue Code, resulting in certain annual limitations on the utilization of existing federal and state NOLs and credits. Such provisions may limit the potential future tax benefit to be realized by the Company from its accumulated NOLs and tax credit carryforwards.

Historically, the Company had not accrued a provision for U.S. deferred taxes or foreign withholding taxes on undistributed earnings of the Company's wholly owned foreign subsidiaries because it was the intention of management to reinvest the undistributed earnings indefinitely in foreign operations. Undistributed earnings are generally no longer subject to U.S. tax upon repatriation beginning January 1, 2018; however, undistributed earnings remain subject to certain state income and foreign withholding taxes. It remains the intention of management to reinvest the undistributed earnings indefinitely in foreign operations. The Company also believes that any such state income or foreign withholding taxes would be immaterial.

On August 16, 2022, the President signed into law the Inflation Reduction Act of 2022 which contained provisions effective January 1, 2023, including a 15% corporate minimum tax and a 1% excise tax on stock buybacks, both of which we expect to be immaterial to our financial results, financial position and cash flows.

The Company files income tax returns in the U.S. federal jurisdiction, various state jurisdictions, India and Colombia. The tax returns are subject to statutes of limitations that vary by jurisdiction. At December 31, 2022, the Company remains subject to U.S. and certain state income tax examinations for tax years 2019 through 2022, and in certain other states for tax years 2018 through 2022. However, due to the Company's NOL carryforwards in various jurisdictions, tax authorities have the ability to adjust carryforwards related to closed years.

19. Retirement Benefit Plan

The Company amended its existing 401(k) plan (the "Plan") effective on July 1, 2018. The amended Plan covers eligible employees immediately upon employment with the Company. Participants may contribute up to a maximum percentage of their annual compensation to the Plan as determined by the Company limited to the maximum annual amount set by the Internal Revenue Service. The Plan provides for traditional tax-deferred and Roth 401(k) contribution options. Prior to the Plan amendment, the Company did not provide a matching contribution. The Company began matching fifty percent of the employee contribution up to a maximum of $200 per pay period, limited to $4,800 annually, upon adoption of the Plan. One hundred percent of the employer match vests immediately. Effective January 1, 2022, the Company removed the maximum $200 per pay period matching contribution limitation, and began matching fifty percent of the employee contribution up to a maximum of $4,800 per plan year. The Company made matching contributions totaling $1.3 million, $1.1 million and $0.8 million during the years ended December 31, 2022, 2021 and 2020, respectively.

20. Fair Value Measurement

The following table sets forth the fair value of the Company's assets and liabilities at December 31, 2022 (dollars in thousands):

	Level 1	Level 2	Level 3	Totals
Cash and cash equivalents	$ 20,742	$ —	$ —	$ 20,742
Marketable securities—available for sale debt securities	—	48,182	—	48,182
Total assets	$ 20,742	$ 48,182	$ —	$ 68,924
Term loan	$ —	$ 54,567	$ —	$ 54,567
Finance lease obligations	—	11	—	11
Warrant liability—Forward Purchase Warrants	—	—	633	633
Total liabilities	$ —	$ 54,578	$ 633	$ 55,211

The following table sets forth the fair value of the Company's assets and liabilities at December 31, 2021 (dollars in thousands):

	Level 1	Level 2	Level 3	Totals
Cash and cash equivalents	$ 47,217	$ —	$ —	$ 47,217
Restricted cash	100	—	—	100
Marketable securities—available for sale debt securities	—	49,374	—	49,374
Total assets	$ 47,317	$ 49,374	$ —	$ 96,691
Term loan	$ —	$ 55,020	$ —	$ 55,020
Finance lease obligations	—	37	—	37
Warrant liability—Forward Purchase Warrants	—	—	767	767
Total liabilities	$ —	$ 55,057	$ 767	$ 55,824

Level 1 and Level 2 of the Fair Value Hierarchy

As of December 31, 2022 and 2021, the carrying amounts of the Company's cash, cash equivalents and restricted cash approximate their fair values due to their short maturities and have been classified as Level 1 of the fair value hierarchy. The fair value of the term loan and finance lease obligations approximates their carrying value. The fair value is determined based on observable inputs on the price of the term loan in the market and has been classified as Level 2 of the fair value hierarchy. The fair value of the Company's AFS debt securities is determined based on valuations provided by external investment managers who obtain them from a variety of industry standard data providers and has been classified as Level 2 of the fair value hierarchy. Refer to Note 5 for additional information regarding the fair value of the Company's marketable securities.

Level 3 of the Fair Value Hierarchy

The Company's liability related to the Forward Purchase Warrants is measured at fair value on a recurring basis and is classified as Level 3 within the fair value hierarchy. There were no other assets or liabilities measured at fair value on a recurring basis at December 31, 2022 and 2021.

Warrant liability—Forward Purchase Warrants

As discussed in Note 2(z), 833,333 Forward Purchase Warrants were issued pursuant to the Forward Purchase Agreement dated January 13, 2021 between Crescent and Old LiveVox. Upon consummation of the Merger, the Company concluded that the Forward Purchase Warrants do not meet the derivative scope exception and are accounted for as derivative liabilities. The Forward Purchase Warrants are classified as Level 3 fair value measurement. The Company employed a Black-Scholes option pricing model specific to the contractual terms of the Forward Purchase Warrants to determine their fair value at each reporting period, with changes in fair value recognized in the consolidated statements of operations and comprehensive loss. Inherent in the options pricing model are assumptions related to current stock price, exercise price, expected share price volatility, expected life, risk-free interest rate and dividend yield. The stock price is based on the closing price of the Company's Class A common stock on Nasdaq as of the valuation date. The exercise price is based on the terms of the warrant agreement. The volatility input is estimated using the implied volatility of the Public Warrants and the volatility of the Company's peer companies. The expected life of the Forward Purchase Warrants is based on the time from valuation date to the contractual expiration date. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of issuance for zero-coupon U.S. Treasury notes with maturities corresponding to the expected five-year term. The dividend rate is based on the historical rate, which the Company anticipates to remain at zero. Future change in these assumptions could result in a material change to the fair value of the Forward Purchase Warrants, and such changes will be recorded in the consolidated statements of operations and comprehensive loss.

The following table provides quantitative information regarding assumptions used in the Black Scholes option-pricing model to determine the fair value of the Forward Purchase Warrants:

	December 31, 2022	December 31, 2021
Stock price	$ 2.97	$ 5.15
Exercise price	$ 11.50	$ 11.50
Contractual term	3.50 years	4.50 years
Expected volatility	77.50%	47.50%
Risk-free rate	4.20%	1.20%
Dividend yield	0.00%	0.00%

Changes in the Level 3 Fair Value Measurement

The changes in fair value of the Level 3 liabilities are as follows (dollars in thousands):

	December 31, 2022	December 31, 2021
Balance, beginning of period	$ 767	$ 286
VCIP/OBIP payments	—	(286)
Closing-date fair value of warrant liability	—	2,008
Changes in fair value of warrant liability	(134)	(1,241)
Balance, end of period	$ 633	$ 767

During the year ended December 31, 2022, the gain recognized due to decrease in the fair value of warrant liability was $0.1 million, and was recorded within other expense, net in the consolidated statements of operations and comprehensive loss. During the year ended December 31, 2021, the gain recognized due to decrease in the fair value of warrant liability was $1.2 million. There were no gains or losses recognized due to change in the fair value during the year ended December 31, 2020.

21. Basic and Diluted Loss Per Share

As discussed in Note 2(a), the shares and corresponding capital amounts and earnings per share available for common stockholders, prior to the Merger, have been retroactively restated as shares reflecting the exchange ratio established in the Merger. As a result of the Merger, the Company has retrospectively adjusted the weighted-average number of shares of common stock outstanding prior to June 18, 2021 by multiplying them by the exchange ratio of 66,637 used to determine the number of shares of Class A common stock into which they converted.

Basic net loss per share is calculated by dividing net loss by the weighted average number of shares of Class A common stock outstanding during the period, including net issuance of shares upon vesting stock-based payment awards and excluding unvested stock-based payment awards and shares withheld to cover employees' withholding taxes upon vesting of stock-based payment awards. Diluted net loss per share is computed giving effect to all potentially dilutive shares of Class A common stock, including Class A common stock issuable upon vesting of stock-based payment awards and contingent earnout shares. Basic and diluted loss per share was the same for each period presented as the inclusion of all potential Class A common stock outstanding would have been antidilutive.

The computation of loss per share and weighted average shares of the Company's common stock outstanding for the years ended December 31, 2022, 2021 and 2020 are as follows (in thousands, except per share data):

| | Years Ended December 31, | | |
	2022	2021	2020
Numerator:			
Loss attributable to common stockholders—basic and diluted	$ (37,475)	$ (103,194)	$ (4,645)
Denominator:			
Weighted average shares outstanding—basic and diluted	92,003	79,964	66,637
Loss per share:			
Basic and diluted	$ (0.41)	$ (1.29)	$ (0.07)

The following outstanding common stock equivalents were either considered antidilutive or were contingently issuable upon the resolution of their contingencies, and therefore, excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented (in thousands):

| | Years Ended December 31, | | |
	2022	2021	2020
Earn-Out Shares (1)	5,000	5,000	—
Lock-Up Shares (2)	2,544	2,544	—
Finders Agreement Shares (3)	1,644	1,644	—
Warrants to purchase common stock	13,333	13,333	—
Shares withheld to cover employees' withholding taxes upon vesting of RSUs	385	—	—
Unvested RSUs	8,129	4,981	—
Unvested PSUs	1,707	1,612	—
Total	32,742	29,114	—

(1) As additional consideration payable to the LiveVox Stockholder, the Company issued 5,000,000 shares of Class A common stock (the "Earn-Out Shares") held in an escrow account to be released only if the price of Class A common

stock trading on Nasdaq exceeds certain thresholds during the seven-year period beginning June 18, 2021. No contingent consideration shares were issued or released during the years ended December 31, 2022, 2021 and 2020.

(2) Represents 2,543,750 shares of converted Class A common stock held by the SPAC sponsor and certain independent directors (the "Lock-Up Shares") immediately following the closing, which were placed in an escrow account to be subject to release only if the price of Class A common stock trading on Nasdaq exceeds certain thresholds during the seven-year period beginning June 18, 2021. No contingent consideration shares were issued or released during the years ended December 31, 2022, 2021 and 2020.

(3) Represents 1,643,750 shares of Class A common stock (the "Finders Agreement Shares") to be issued only if the price of Class A common stock trading on Nasdaq exceeds certain thresholds during the seven-year period beginning June 18, 2021, pursuant to the terms of the Finders Agreement. No contingent consideration shares were issued during the years ended December 31, 2022, 2021 and 2020.

22. Commitments and Contingencies

Commitments

As of December 31, 2022 and 2021, $54.9 million and $55.5 million of the term loan principal was outstanding, respectively. The term loan is due December 31, 2025. See Note 10 for more information.

Contingencies

The Company is subject to the possibility of various gain or loss contingencies arising in the ordinary course of business that will ultimately be resolved depending on future events. The Company considers the likelihood of loss or impairment of an asset, or the incurrence of a liability, as well as the ability to reasonably estimate the amount of loss, in determining loss contingencies. An estimated loss contingency is accrued when information available prior to issuance of the consolidated financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the consolidated financial statements, and the amount or range of loss can be reasonably estimated. Legal costs are expensed as incurred. Gain contingencies are not recognized until they are realized or realizable.

Indemnification Agreements

The Company has entered into indemnification agreements with its directors, officers and certain employees that will require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers or employees. As of December 31, 2022 and 2021, there were no claims that the Company is aware of that could have a material effect on its consolidated balance sheets, consolidated statements of operations and comprehensive loss, or consolidated statements of cash flows.

Litigation and Claims

From time to time and in the ordinary course of business, the Company may be subject to various claims, charges, investigations, and litigation. As of the date of issuance of these consolidated financial statements, the Company is not a party to any claims that would have a material adverse effect on its business operations or financial position.

23. Restructuring

2022 Restructuring Plan

On August 1, 2022, the Company initiated a restructuring plan (the "2022 Restructuring Plan"), following a review of the Company's business, operating expenses and the macroeconomic environment. The purpose of the 2022 Restructuring Plan is to reduce the Company's cost structure and improve its operational efficiency.

The 2022 Restructuring Plan included a reduction of approximately 3% of the Company's global workforce. The restructuring charges incurred as a result of the 2022 Restructuring Plan consist primarily of employee severance and termination benefits. The 2022 Restructuring Plan has been completed in October 2022.

The following table summarizes the restructuring charges for the year ended December 31, 2022 by major type of cost associated with the implementation of the 2022 Restructuring Plan and by financial statement line item (dollars in thousands):

	Employee severance and termination benefits		Total	
Cost of revenue	$	400	$	400
Sales and marketing expense		147		147
General and administrative expense		—		—
Research and development expense		5		5
Total restructuring charges	$	552	$	552

The following table summarizes the changes in the liability for restructuring charges related to the 2022 Restructuring Plan (dollars in thousands):

	Employee severance and termination benefits		Total	
Liability as of December 31, 2021	$	—	$	—
Charges		552		552
Cash payments		(552)		(552)
Non-cash and other adjustments		—		—
Liability as of December 31, 2022	$	—	$	—
Total amount incurred in connection with the 2022 Restructuring Plan	$	552	$	552

24. Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the consolidated financial statements were issued. Other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the consolidated financial statements.

2023 Restructuring Plan

On January 13, 2023, the Company authorized a new restructuring plan (the "2023 Restructuring Plan"). Management, with the oversight and guidance of the Company's board of directors, determined to implement the 2023 Restructuring Plan following a review of the Company's business, operating expenses and the macroeconomic environment. The 2023 Restructuring Plan is intended to reduce the Company's cost structure and improve its operational efficiency.

The 2023 Restructuring Plan includes a reduction of approximately 96 employees, comprising approximately 16% of the Company's global workforce. In connection with the 2023 Restructuring Plan, the Company estimates that it will record an aggregate restructuring charge in the first quarter of 2023 related to employee severance and termination benefits of $2.9 million. Cash expenditures total $3.3 million which includes payment of unused paid time off of $0.4 million for the affected employees through their termination date.

Each affected employee's eligibility for the severance benefits is contingent upon such employee's execution (and non - revocation) of a separation agreement, which includes a general release of claims against the Company. The Company expects payments relating to the 2023 Restructuring Plan to be completed by the end of the first quarter of 2023.

The estimates of the charges and expenditures that the Company expects to incur in connection with the 2023 Restructuring Plan, and the timing thereof, are subject to a number of assumptions, including local law requirements in various jurisdictions, and actual amounts may differ materially from estimates. In addition, the Company may incur other charges or cash expenditures not currently contemplated due to unanticipated events that may occur, including in connection with the implementation of the 2023 Restructuring Plan.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

LiveVox Holdings, Inc.

Date: March 2, 2023	By: /s/ John DiLullo

John DiLullo
Chief Executive Officer and Director
(Principal Executive Officer)

Date: March 2, 2023	By: /s/ Gregg Clevenger

Gregg Clevenger
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: March 2, 2023	By: /s/ John DiLullo

John DiLullo
Chief Executive Officer and Director
(Principal Executive Officer)

Date: March 2, 2023	By: /s/ Gregg Clevenger

Gregg Clevenger
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

Date: March 2, 2023	By: /s/ Robert Beyer

Robert Beyer
Director

Date: March 2, 2023	By: /s/ Stewart Bloom

Stewart Bloom
Director

Date: March 2, 2023	By: /s/ Leslie C.G. Campbell

Leslie C.G. Campbell
Director

Date: March 2, 2023	By: /s/ Doug Ceto

Doug Ceto
Director

Date: March 2, 2023	By: /s/ Rishi Chandna
	Rishi Chandna *Director*
Date: March 2, 2023	By: /s/ Susan Morisato
	Susan Morisato *Director*
Date: March 2, 2023	By: /s/ Bernhard Nann
	Bernhard Nann *Director*
Date: March 2, 2023	By: /s/ Kathleen Pai
	Kathleen Pai *Director*
Date: March 2, 2023	By: /s/ Marcello Pantuliano
	Marcello Pantuliano *Director*
Date: March 2, 2023	By: /s/ Todd Purdy
	Todd Purdy *Director*
Date: March 2, 2023	By: /s/ Louis Summe
	Louis Summe *Director*